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As filed with the United States Securities and Exchange Commission on October 12, 2007

Registration No. 333-145490

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

RELIANT TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	3845 (Primary Standard Industrial Classification Code Number)	94-3122361 (I.R.S. Employer Identification No.)

464 ELLIS STREET
MOUNTAIN VIEW, CALIFORNIA 94043
(650) 605-2200
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

ERIC B. STANG
CHIEF EXECUTIVE OFFICER
RELIANT TECHNOLOGIES, INC.
464 ELLIS STREET
MOUNTAIN VIEW, CALIFORNIA 94043
(650) 605-2200
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

ERIC C. JENSEN GORDON K. HO COOLEY GODWARD KRONISH LLP FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO, CA 94306 (650) 843-5000	CHARLES K. RUCK DAVID B. ALLEN LATHAM & WATKINS LLP 650 TOWN CENTER DRIVE 20th FLOOR COSTA MESA, CA 92626 (714) 540-1235

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 12, 2007

                           Shares

Common Stock

$       per share

This is an initial public offering of shares of common stock by Reliant Technologies, Inc. We are offering             shares of common stock. The estimated initial public offering price is between $             and $             per share.

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol "RLNT".

This investment involves risks. See "Risk Factors" beginning on page 9.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Reliant Technologies, Inc.	$	$

The underwriters have a 30-day option to purchase up to             additional shares of common stock from us and                  additional shares of common stock from the selling stockholders named in this prospectus to cover over-allotments, if any. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                    , 2007.

Piper Jaffray	Banc of America Securities LLC

Jefferies & Company	RBC Capital Markets

The date of this prospectus is                    , 2007.

It’s Fraxel Skin Science. A new class of therapy.

Real results.

Before
After
Before
After

THE FRAXEL FAMILY

RE:STORE
Available

RE:PAIR
Q1'08

RE:FINE
Available

SKIN ECOLOGY SYSTEM
Q4'07

Fraxel®

The pictures above were selected by Reliant to illustrate optimal patient results using our Fraxel re:store laser system. These results represent the use of our Fraxel laser systems for treatment of periorbital wrinkles on the face and pigmented lesions on the hand. Both indications are cleared by the FDA for our Fraxel re:store and Fraxel re:fine systems. Actual results may vary and there can be no assurance that these results or any effective results can be achieved.

You should rely only on the information contained in this prospectus and in any free-writing prospectus authorized by us. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but the information may have changed since that date.

Market data and industry statistics used throughout this prospectus are based on independent industry publications, reports by market research firms and other published independent sources. Some data and other information is also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. Although we believe these sources are credible, we have not independently verified the data or information obtained from these sources. Accordingly, investors should not place undue reliance on this information. By including such market data and information, we do not undertake a duty to provide such data in the future or to update such data when such data is updated.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our audited consolidated financial statements and the related notes and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case included elsewhere in this prospectus. References in this prospectus to "we," "us," "our" and "Reliant Technologies" refer to Reliant Technologies, Inc. unless the context requires otherwise.

Our Company

We are a medical device company that designs, develops and markets non-surgical therapies for the treatment of various skin conditions under the Fraxel brand. We believe our Fraxel laser systems have created a new class of skin rejuvenation therapy and provide patients with consistent and effective treatments that can be delivered quickly without significant pain or downtime. Our Fraxel laser systems are used by physicians to treat a broad range of skin conditions that include wrinkles and fine lines, acne and surgical scars, pigmentation, sun damage, uneven tone and texture and melasma, a blotchy skin discoloration. Patients undergo treatments from our Fraxel laser systems in order to reverse the signs of aging, achieve healthier, younger looking skin and improve their overall appearance. Following the launch of our first Fraxel laser system in 2004, our revenues have grown from $4.5 million in 2004 to $57.5 million in 2006, and to $35.3 million for the first six months of 2007. We have incurred cumulative net losses of approximately $74.4 million from our inception to June 30, 2007, and we expect to continue to incur net losses for the foreseeable future as we expand our sales force, increase spending on marketing and research and development activities, and incur additional costs related to being a public company.

Our Fraxel laser systems represent a new class of skin rejuvenation therapy based on fractional resurfacing technology, which we introduced and commercialized in 2004. We believe that fractional resurfacing offers significant advantages over other alternatives for skin rejuvenation. Our fractional resurfacing technology can achieve advanced aesthetic results by creating thousands of microscopic treatment zones per square centimeter, which affect only a fraction of the total skin in the area of treatment. We base our technology on our extensive research into skin science. We intend to continue our study of skin science to improve our current technology, enlarge our product range for skin rejuvenation and anti-aging, and enter new aesthetics markets. Because we launched our first Fraxel laser system in 2004, there is no data available regarding the long-term safety and efficacy of our Fraxel laser systems, and the results in our existing clinical studies may not be indicative of results that will be experienced by patients over time. As of June 30, 2007, we held several patents covering multiple areas of our technology.

We currently market two Fraxel laser systems, the Fraxel re:store system, which is our flagship product, and the Fraxel re:fine system, which we recently introduced. Both systems offer treatments for milder skin conditions such as fine lines and pigmentation. In addition the Fraxel re:store system is targeted to provide treatments for acne and surgical scars, deeper lines and wrinkles and actinic keratoses. In the first quarter of 2008, we expect to launch another laser system, the Fraxel re:pair system, for the treatment of even more severe skin conditions. This system has already received FDA clearance for dermatological procedures requiring ablation, coagulation and resurfacing of soft tissue and is currently in clinical trials for additional indications, including loose and sagging skin, or skin laxity, and vascular dyschromia, a sun-induced redness.

We intend to build awareness of our Fraxel brand among patients and physicians to increase our market share, expand the overall skin rejuvenation market, and grow sales of our laser systems and consumable products. Today, we primarily market our laser systems to dermatologists and plastic surgeons. We intend to expand our customer base to include general practitioners, gynecologists, ophthalmologists and others. As of June 30, 2007, we had sold approximately 1,200 Fraxel laser systems worldwide.

We receive recurring revenue through the sales of our consumable treatment tips that are used during Fraxel laser treatments. Our consumable treatment tips are generally not required to be replaced following each Fraxel treatment, but after approximately three to five treatments for the Fraxel re:store laser system and approximately five to six treatments for the Fraxel re:fine laser system, the consumable treatment tip is depleted of its useful life and must be replaced. We expect that the consumable treatment tips used in our Fraxel re:pair laser system to be introduced in the first quarter of 2008 must be replaced following each Fraxel treatment. Beginning in the fourth quarter of 2007, we intend to expand our recurring revenue by offering a branded line of cosmeceutical products, or cosmetics that offer additional benefits. These products are designed for use by patients after a Fraxel laser treatment and as part of their daily skin care regimen.

Aesthetic Industry Overview

The market for aesthetic procedures includes a broad range of surgical and non-surgical procedures. In the United States in 2006, Millennium Research Group, or Millennium, estimated that 7.3 million light, laser and energy based procedures and 3.1 million facial aesthetic injectable procedures, including Botox, hyaluronic acid, collagen and particle and polymer fillers were performed. Additionally, the American Society of Aesthetic Plastic Surgery estimated that 1.9 million surgical procedures and an aggregate of 2.2 million microdermabrasion, chemical peel, fat injection and sclerotherapy procedures were performed in the United States in 2006.

Our initial focus is on the broad range of non-surgical laser and light based treatments to improve overall skin tone and texture and reduce the signs of aging such as wrinkles, irregular pigmentation and related conditions, which we refer to as skin rejuvenation. Millennium estimated that there were 2.5 million procedures in 2006 in the United States focused on these treatments (categorized by Millennium as skin rejuvenation, skin resurfacing and pigmented lesion treatments), and projects the annual number of these procedures to grow to 8.0 million in 2011, representing a compounded annual growth rate of 26%. This projection is based on projected sales of new systems and increased utilization rates for the installed base.

In the United States in 2005, there were an estimated 17,700 dermatologists and plastic surgeons and more broadly, approximately 268,000 general surgeons and family practitioners according to Freedonia Research, Inc. According to Millennium, as of 2006, there was an installed base of approximately 11,500 laser and light based systems in the United States, which were utilized to perform procedures categorized by Millennium as skin rejuvenation, skin resurfacing and pigmented lesion treatments.

The Evolution of Skin Rejuvenation and Other Anti-Aging Procedures

Laser and light based skin rejuvenation procedures typically involve the process of damaging the patient's skin in a controlled manner in order to induce the skin's natural wound-healing process. The objective is to stimulate the growth of new skin resulting in a more youthful appearance.

One approach to skin rejuvenation, referred to as a bulk ablative approach, is to completely remove one or more layers of the skin in the treatment area. This procedure is often limited to patients with light skin and is rarely used off the face. Bulk ablative procedures can be effective in rejuvenating the skin, however they often expose patients to substantial pain, long healing times and substantial risk of complications. Adverse side effects may include infection, scarring and other possible complications such as hypopigmentation, which is a long-lasting or permanent whitening of the skin. We believe these factors have contributed to a decline in the number of these bulk ablative procedures performed annually.

A second approach to skin rejuvenation is a bulk non-ablative approach, which stimulates the skin's natural wound healing process by mildly damaging collagen in the dermis without breaking or removing one or more layers of the skin. Bulk non-ablative procedures commonly have drawbacks such as limited effectiveness and inconsistent results and can have adverse side effects, including temporary bruising, localized darkening and scarring of the skin.

Other alternative anti-aging procedures for improving the appearance of the skin include neurotoxin injections (such as Botox), dermal fillers, chemical peels, microdermabrasion and cosmeceuticals. These procedures often need to be repeated from time-to-time to maintain the desired results.

A new class of skin rejuvenation therapy, first introduced and commercialized by us, is referred to as fractional resurfacing. Fractional resurfacing creates thousands of microscopic treatment zones per square centimeter to stimulate repair and rejuvenation by inducing the skin's natural wound-healing response. At the same time, fractional resurfacing spares a significant portion of the tissue in the treatment area, and stimulates the spared tissue around each microscopic treatment zone to rejuvenate and resurface the treated tissue.

Our Solution

We believe our Fraxel laser systems afford a new class of skin rejuvenation therapy that provides patients with effective, consistent results without significant downtime and risk of complications. We currently market two products, the Fraxel re:store laser system and the Fraxel re:fine laser system. These systems non-ablatively treat a broad range of skin conditions that includes wrinkles and fine lines, pigmentation, sun damage, uneven skin texture and melasma by delivering laser light to the skin to create lesions to predetermined depths within the skin to induce the skin's natural wound-healing response. In addition the Fraxel re:store laser system is targeted for treating more severe conditions, such as acne and surgical scars, deeper lines and wrinkles, and actinic keratoses. We are also developing the Fraxel re:pair laser system, our ablative fractional resurfacing system, to treat the above conditions and additionally skin laxity and vascular dyschromia. This system has already received FDA 510(k) clearance for indications requiring the ablation, coagulation and resurfacing of soft tissue. We anticipate launching it commercially in the first quarter of 2008.

Differentiating benefits of our Fraxel laser systems include:

  •
  Effective Treatments.    Our Fraxel laser systems create deep microscopic lesions using precise dosage control technology, which automatically adjusts the amount, pattern, depth and location of energy delivered into the skin to optimize treatment results and to provide effective, consistent results.

  •
  Ease of Use.    The motion control technology within our Fraxel laser systems enables practitioners to deliver Fraxel laser treatments by performing a simple painting motion on the patient's skin, providing a more uniform post-treatment appearance and reduced treatment time.

  •
  Broad Applications.    We offer Fraxel laser systems that can treat multiple skin conditions on all skin colors, and can be used on all skin areas, while other laser technologies are often confined to facial applications.

  •
  Enhanced Safety.    Our Intelligent Optical Tracking system reduces the risk of operator error, including deactivating the laser if it is not in motion on the skin. The fact that our treatment tips can be removed and disinfected further enhances the safety of the Fraxel re:store and Fraxel re:fine laser systems.

  •
  System Reliability.    Our Fraxel re:store and Fraxel re:fine laser systems incorporate advanced fiber laser technology that eliminates the need for optical alignment or adjustments within the laser source, and reduces total cost of ownership.

Our Strategy

Our goal is to pioneer a new class of laser-based non-surgical therapy and build the Fraxel brand in order to be the leader in an expanded market for skin rejuvenation and to enter new aesthetics markets where we can apply our Fraxel technology. The key elements of our business strategy to achieve this goal are the following:

  •
  Build Brand Awareness Among Patients and Physicians.

  •
  Increase Our Physician Market Opportunity and Expand Our Sales and Marketing Capabilities.

  •
  Drive Continued Technology Leadership and Differentiation Through Excellence in Skin Science.

  •
  Offer Wide Range of Advanced Skin Rejuvenation Solutions to Meet Diverse Needs of Patients.

  •
  Develop Innovative Solutions to Target New Markets.

  •
  Drive Sales of Consumable Products by Supporting Our Physicians.

Risks Affecting Us

Our business is subject to numerous risks, as more fully described in the section entitled "Risk Factors" immediately following this prospectus summary. We have a limited history of operations, have a history of operating losses, and may not achieve or maintain profitability. We are dependent upon the sale of our Fraxel laser systems and our consumable treatment tips and generate a significant percentage of our revenue at the end of each quarter. We operate in a highly competitive market and compete against companies that have longer operating histories, more established products and greater resources than we do. We have experienced seasonal patterns in our revenue and expect these patterns to continue. We are dependent on third party suppliers, including sole source suppliers, to develop and manufacture the critical components used in our laser systems and other products. We rely on third party distributors to market, sell and service a significant portion of our laser systems. Any future intellectual property litigation could impact our future business and financial performance.

Corporate Information

We are the successor to Reliant Laser Corporation, which was originally incorporated in California in 1990 and reincorporated in Delaware in 1993 as Reliant Technologies, Inc. In 2001, we were purchased by RTI Holdings, Inc., a Nevada corporation that subsequently merged with us in 2002. In 2004, we were merged into our own wholly-owned subsidiary as part of a recapitalization in connection with an equity financing to form the present corporation. The address of our principal executive office is 464 Ellis Street, Mountain View, California 94043, and our telephone number is (650) 605-2200. Our corporate website is located at www.reliant-tech.com. The information contained on our corporate website or our product website located at www.fraxel.com are not part of this prospectus.

The terms "Reliant," "Fraxel," "Intelligent Optical Tracking" and the stylized Reliant logo are our registered trademarks. In addition, we have applied to register the trademarks "Reliant Technologies," "Fraxel re:fine," "Fraxel re:store," "Fraxel re:pair," and "FDDA" as well as our logo. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares
Common stock to be outstanding after the offering	shares
Initial public offering price per share	$
Use of proceeds
We intend to use the net proceeds of the offering for sales and marketing initiatives, research and product development activities and for capital expenditures, working capital and general corporate purposes. See "Use of Proceeds." We will not receive any proceeds from the sale of shares by the selling stockholders in the event the underwriters exercise their over-allotment option.
Proposed Nasdaq Global Market symbol	RLNT

The number of shares of common stock to be outstanding after this offering is based on 30,006,638 shares outstanding as of June 30, 2007, and excludes:

  •
  6,622,363 shares of common stock issuable upon exercise of outstanding options under our 2003 Equity Incentive Plan with a weighted average exercise price of $3.83 per share;

  •
  4,578,643 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $2.16 per share;

  •
  95,750 shares of unvested common shares that are subject to repurchase rights by us;

  •
  1,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan; and

  •
  600,000 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

Unless otherwise noted, all information in this prospectus assumes:

  •
  a             for             reverse split of our common and convertible preferred stock prior to the closing of this offering;

  •
  no exercise of the underwriters' over-allotment option;

  •
  the conversion of all shares of our outstanding convertible preferred stock into 26,113,215 shares of our common stock upon the completion of this offering;

  •
  the conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase an aggregate of 2,519,228 shares of common stock, effective upon completion of this offering; and

  •
  the filing of our amended and restated certificate of incorporation which will occur immediately following the closing of this offering.

Summary Consolidated Financial Data

The following summary consolidated financial data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated financial data as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. Our historical results are not necessarily indicative of future operating results. Our operating results for the six months ended June 30, 2007 may not be indicative of expected results for the full year.

The following summary financial data should be read together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes thereto, included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenues:
Products	$4,474	$33,699	$56,412	$24,238	$34,478
Services and other	75	101	1,078	384	803

Total net revenues	4,549	33,800	57,490	24,622	35,281
Cost of net revenues:
Products	2,783	16,988	26,527	11,907	15,650
Services and other	—	—	120	22	74

Total cost of net revenues	2,783	16,988	26,647	11,929	15,724

Gross profit	1,766	16,812	30,843	12,693	19,557
Operating expenses:
Research and development	7,180	7,854	10,458	4,938	6,135
Sales and marketing	2,089	9,748	23,343	9,374	16,759
General and administrative	5,483	10,962	17,506	6,008	6,540

Total operating expenses	14,752	28,564	51,307	20,320	29,434

Loss from operations	(12,986)	(11,752)	(20,464)	(7,627)	(9,877)
Other income (expense), net	(333)	(958)	(431)	(1,272)	(1,008)

Loss before income taxes and cumulative effect of change in accounting principle	(13,319)	(12,710)	(20,895)	(8,899)	(10,885)
Provision for income taxes	(9)	(10)	(10)	(10)	(10)

Net loss before cumulative effect of change in account principle	(13,328)	(12,720)	(20,905)	(8,909)	(10,895)
Cumulative effect of change in accounting principle	—	(5,493)	—	—	—

Net loss	$(13,328)	$(18,213)	$(20,905)	$(8,909)	$(10,895)

Basic and diluted net loss per common share(1)	$(40.05)	$(8.55)	$(7.37)	$(3.32)	$(3.15)

Weighted average shares used to compute basic and diluted net loss per common share(1)	332,770	2,129,028	2,835,513	2,681,348	3,455,189

Pro forma basic and diluted net loss per common share (unaudited)(1)			$(0.83)		$(0.38)

Weighted average shares used to compute pro forma basic and diluted net loss per common share (unaudited)(1)			25,057,112		28,391,608

	As of June 30, 2007
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands, unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$10,505	$10,505	$
Working capital	2,816	11,648
Total assets	32,564	32,564
Preferred stock warrant liability	8,832	—
Current and long-term debt	4,960	4,960
Redeemable convertible preferred stock	60,360	—
Total stockholders' equity (deficit)	(55,579)	13,613

(1)
Please see Note 4 of the notes to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per common share and pro forma basic and diluted net loss per common share.
(2)
On a pro forma basis to reflect (a) the conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering and (b) the    for    reverse split of our common and convertible preferred stock prior to the closing of this offering.
(3)
On a pro forma as-adjusted basis to reflect (a) the conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering; (b) the    for    reverse split of our common and convertible preferred stock prior to the closing of this offering; and (c) the sale of shares of our common stock in this offering at an assumed initial public offering price of $             per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover page on this prospectus, would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders' equity by approximately $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1.0 million share increase (decrease) in the number of shares offered by us at the assumed offering price of $                    per share would result in a pro forma as adjusted net tangible book value of approximately $                    million, or $                    per share, and the pro forma dilution per share to investors in this offering would be $                    per share. Price and share adjustments may also occur in conjunction with one another. Each increase (decrease) of 1.0 million shares in the number of shares offered by us, together with a corresponding $1.00 increase (decrease) in the assumed offering price of $                    per share, would increase (decrease) pro forma as adjusted net tangible book value by approximately $                    million, or $                    per share, and the pro forma dilution per share to investors in this offering by $                        per share. The pro forma information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with all of the other information included in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, results of operations or financial condition would suffer. In that case, the trading price of our common stock would likely decline and you could lose all or part of your investment in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to Our Business

We have a limited history of operations with our Fraxel laser systems, we have no experience selling cosmeceuticals, we have a history of net losses and we cannot assure you that we will be able to achieve or maintain profitability.

We began the development of our fractional laser technology and the design of our first Fraxel laser systems in 2001. We commercially launched our first laser system, the Fraxel SR750 laser system, the predecessor to our Fraxel re:store laser system, in North America in late 2004 and outside North America in early 2005. Consequently, we have a limited operating history with our Fraxel laser systems upon which you can evaluate our business. We incurred net losses of approximately $13.3 million, $18.2 million and $20.9 million in 2004, 2005 and 2006, respectively, and as of June 30, 2007, we had an accumulated deficit of $74.4 million. The future success of our business will depend on a number of factors, including our ability to increase sales and distribution capabilities, increase consumable treatment tip sales, successfully develop and receive regulatory approval for new applications for our Fraxel laser systems, successfully introduce our cosmeceutical product line and control costs, which we may be unable to do. In addition, we expect sales and marketing expenses will increase in absolute terms in future periods, and increase as a percentage of net revenues in 2008 to facilitate expected continued revenue growth before decreasing thereafter. As a result, we may continue to incur losses in future periods. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future revenue growth or financial results. Our ability to achieve or maintain profitability depends in part on the rate of growth of our target markets, the degree of acceptance of our products, the competitive position of our products and our ability to manage expenses. As a result, we may not be able to achieve or maintain revenue growth or profitability.

We currently derive substantially all of our revenue from sales of our Fraxel laser systems and the consumable treatment tips required to perform procedures. These products were recently introduced and could fail to generate significant revenue or achieve market acceptance.

Our current product offering consists entirely of our Fraxel laser systems and the consumable treatment tips required to perform treatments with the Fraxel laser systems. As of June 30, 2007, substantially all of our revenue has been derived from the sale of our Fraxel re:store laser system, its predecessor the Fraxel SR750 laser system and associated consumables. We expect that our Fraxel laser systems and associated consumables will account for substantially all of our revenue for at least the next several years.

Our Fraxel laser systems have limited product and brand recognition and have been used by only a limited number of practitioners. Additionally, our Fraxel laser systems implement a recently developed technology which we refer to as fractional resurfacing. We may have difficulty gaining widespread acceptance of our Fraxel laser systems among physicians and patients for a number of reasons, including:

  •
  their failure to understand or recognize the benefits of fractional resurfacing;

  •
  failure to differentiate our systems and technology from other laser or light based skin aesthetic systems and technology;

  •
  failure to establish our Fraxel brand in the marketplace and to realize the benefits of our investment in branding;

  •
  the absence of reimbursement from third-party sources for procedures performed with our products;

  •
  actual or perceived liability risks associated with the use of our technologies or procedures;

  •
  the costs of our Fraxel laser systems and our consumable treatment tips;

  •
  the introduction or existence of competing products or procedures that may be cheaper, more effective, safer or easier to use than our Fraxel laser systems or marketed by companies with greater resources, better known brands or with a larger installed base of treatment systems;

  •
  adverse results from any long-term clinical studies or patient experience relating to the safety or effectiveness of our Fraxel laser systems; and

  •
  the actual or perceived effectiveness of our Fraxel laser systems compared to other surgical and non-surgical treatments for improving skin texture and appearance or for treating a number of aesthetic skin conditions including wrinkles around the eyes, acne and surgical scars, pigmented lesions (including age spots, sun damage and melasma), and soft tissue coagulation.

If physicians and patients do not adopt fractional resurfacing technology or our Fraxel laser systems in significant numbers, our operating results would be harmed.

We compete against a number of companies, many of which have longer operating histories, more established products and greater resources, which may prevent us from achieving significant market penetration or improved operating results.

Our products compete directly against laser and light based skin rejuvenation products offered by companies such as Alma Lasers, Inc., Cutera, Inc., Cynosure, Inc., Lumenis Ltd., Lutronic Corporation, Palomar Medical Technologies, Inc., Sciton, Inc. and Syneron Medical Ltd. Palomar Medical Technologies and, more recently, Lutronic, have obtained FDA 510(k) clearance for laser products, claiming a Fraxel laser system as a predicate device, and other companies may do the same. We also compete against existing and emerging laser and light based products that in many cases require a lower initial capital investment by the practitioner and that may have treatment prices significantly lower than those performed with our products. In addition, we compete against existing and emerging treatment alternatives such as cosmetic surgery, chemical peels, dermabrasions, microdermabrasions, Botox, dermal fillers and collagen injections. These alternative procedures often require a lower initial capital investment by the practitioner, are well-established with a larger number of practitioners, and may be less invasive than our procedure. Some of our competitors are publicly-traded companies and others have significantly greater operating histories than we do, and many of them may enjoy several competitive advantages, including:

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  greater name recognition;

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  more extensive intellectual property protection;

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  established relationships with practitioners and other health care professionals;

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  established domestic and international distribution networks;

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  additional lines of products or existing treatment systems, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

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  greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products; and

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  greater financial resources for product development, sales and marketing and patent litigation.

Additionally, some of our potential customers may have already invested significant capital in one or more of our competitors' treatment systems or laser systems and, as a result, may be unwilling or unable to invest additional amounts in the purchase of our system.

Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and includes such factors as:

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  product performance;

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  product pricing;

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  development of successful distribution channels, both domestically and internationally;

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  success and timing of new product development and introduction;

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  development of a recognized consumer brand; and

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  intellectual property protection.

If we are unable to compete effectively as a result of these factors or in these areas, we will not be able to achieve our targeted market penetration and our business will be harmed.

If we are unable to convince patients and physicians, particularly physicians who are not specialists already active in the field, that our Fraxel laser systems are an effective alternative to existing therapies and treatments, our operating results will be significantly harmed.

Our Fraxel laser systems treat patients through fractional resurfacing, a relatively new technology in the field of treatments for aesthetic skin conditions. We believe that physicians and patients will not adopt our Fraxel laser treatments unless they determine, based on experience and other factors, that our procedure is a safe and effective alternative to existing therapies and treatments, including those offered by other aesthetic laser companies. Physicians who are not specialists already active in the field are likely to be especially cautious in adopting our Fraxel laser treatments. If our Fraxel laser systems do not receive support from an increasing number of physicians and other health care providers, or if new long-term studies or comparative studies generate results that are not as favorable as our current clinical results, fewer physicians may purchase our systems and fewer patients may elect to undergo our procedure. As a result, our operating results and our business would be harmed.

To achieve increasing sales of our Fraxel laser systems over time, we believe we must continue to penetrate the market for the treatment of aesthetic skin conditions and expand physicians' education with respect to our Fraxel laser systems. Our current U.S. list prices for our Fraxel laser systems exceed the list prices of laser systems offered by some competitors. Moreover, many competing laser systems do not require the purchase of consumable treatment tips, and could be perceived by practitioners as providing roughly equivalent results for patients at a lower initial investment or without the additional cost of consumable tips. Not all physicians who may be otherwise interested in performing procedures with our Fraxel laser systems may be willing to make such a capital investment, particularly physicians who are not specialists already active in the field. Furthermore, there are less-expensive alternative procedures that can be used to treat some of the skin conditions that our Fraxel laser systems treat and require little or no capital investment, such as microdermabrasions, Botox injections, dermal fillers and chemical peels. As a result, we cannot be certain of gaining greater market acceptance of our Fraxel laser systems and therefore may not achieve further revenue growth or become profitable. Failure of our Fraxel laser systems to significantly penetrate current or new markets would negatively impact our business, financial condition and results of operations.

Because we generate a significant percentage of our revenue at the end of each quarter, delays in sales beyond the end of a particular quarter can substantially diminish our revenue for that quarter.

We have typically generated, and expect to continue to generate, the majority of the sales of our Fraxel laser systems in the final month of each quarter, with a significant portion of such revenue generated in the last week of the quarter. A delay in shipments beyond the end of a particular quarter could substantially diminish our anticipated revenue for that quarter. In addition, many of our expenses must be incurred whether or not we generate revenue. As a result, if orders are not received when expected in any given quarter, revenues could fall short of our expectations, in which case expenditure levels would be disproportionately high in relation to revenue for that quarter. This variability could result in our failing to meet revenue or operating results expectations of securities industry analysts or investors for any period, which would cause the market price of our shares to fall substantially.

Our quarterly financial results are difficult to predict and are likely to fluctuate significantly from period to period and could be below expectations.

Our limited operating history and short commercialization experience make it difficult for us to predict future performance. Due to the price of our Fraxel laser systems, variations in unit sales and/or product mix can cause revenue to vary significantly from quarter to quarter. In addition, our Fraxel laser systems utilize consumable treatment tips that need to be replaced following a certain amount of usage. We base our production, inventory and operating expenditure levels on anticipated orders of our Fraxel laser systems and consumable treatment tips. In recent quarters, the majority of our sales have occurred in the last part of the quarter, and, if orders are not received when expected in any given quarter, revenues could fall short of our expectations, in which case expenditure levels would be disproportionately high in relation to revenue for that quarter. A number of additional factors, over which we have limited control, may contribute to fluctuations in our quarterly financial results, such as:

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  market pricing of aesthetic laser products and procedures or related maintenance or services;

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  utilization levels of our consumable treatment tips;

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  seasonal factors and timing of the sale of our Fraxel laser systems;

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  spending related to expansion of our sales, marketing, manufacturing and administrative staff and product development activities;

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  timing of orders received;

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  performance of our international third-party distributors;

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  timing of marketing campaigns by us or our competitors;

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  media coverage of our company or the industries in which we operate;

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  our ability to train practitioners in using our Fraxel laser systems;

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  delays in, or failure of, delivery of components by our suppliers;

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  delays in the introduction or acceptance of our future products;

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  introductions of new and improved products by competitors;

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  increases in the length of our sales cycle, particularly as we introduce new products targeted at a broader group of practitioners;

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  product recalls;

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  levels of returns and repairs;

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  issuances, and changes in value, of equity grants;

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  fluctuations in foreign currencies;

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  general financial, economic and political reasons;

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  fluctuations in our product or channel mix;

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  changes in our ability to obtain and maintain regulatory approvals and their timing;

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  our ability to recruit and retain talented sales personnel; and

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  reductions in the efficiency of our manufacturing or shipping processes.

These factors, many of which are not within our control, may cause our revenue and other quarterly results of operations to fluctuate substantially. For example, Fraxel laser system sales that are initially expected to fall into one quarter may not be made until the following quarter. In addition, customers may purchase our consumable treatment tips in bulk quantities infrequently as opposed to as needed throughout the year.

Consequently, we believe that quarterly sales and operating results may vary significantly in the future and that period to period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. If our quarterly operating results fail to meet or exceed the expectations of securities analysts or investors, our stock price could drop suddenly and significantly.

As a result of seasonal patterns in our revenue, our quarterly results may fluctuate and could be below expectations.

We have experienced seasonal patterns in the sale of our Fraxel laser systems. Historically, a disproportionate amount of our sales have occurred during the fourth quarter primarily as a result of the tax incentives available to our physician customers for capital equipment purchased prior to year end. In particular, approximately 32% and 39% of our net revenues for the years ended December 31, 2005 and December 31, 2006, respectively, were generated during the fourth quarter of each year. In anticipation of increased sales during the fourth quarter, we may increase our inventory of Fraxel laser systems. If we were to experience lower than expected revenue during any future fourth quarter, it would have a disproportionately large impact on our operating results and financial condition for that year. In the future, our seasonal sales patterns may become more pronounced and may cause a shortfall in revenue as compared to expenses in a given period, which would substantially harm our business and results of operations. We do not expect these seasonal patterns to change significantly in the foreseeable future.

We are dependent on sole-source suppliers, in particular IPG Photonics Corporation, and the loss of any of these suppliers, their failure to comply with applicable regulations, or their inability to supply us with an adequate amount of high-quality materials could harm our business.

We depend on several sole-source suppliers to develop and manufacture the critical components used in our Fraxel laser systems. We depend exclusively on IPG Photonics Corporation, or IPG, to supply us with the highly specialized fiber lasers used in our Fraxel re:store and Fraxel re:fine products. We have entered into an exclusive supply agreement with IPG that terminates in December 2009. In order to maintain our exclusivity rights under the supply agreement we must purchase certain minimum volumes of fiber lasers from IPG each year. We are currently unaware of any alternative suppliers that could manufacture a fiber laser meeting our required specifications and quality standards and believe it could take a year or longer to locate and qualify an alternative supplier of the fiber laser, if ever. In the event IPG was to cease supplying us with fiber lasers, we cannot assure you that we would be able to locate an alternative supplier or that any alternative supplier could supply us with fiber lasers in a timely manner and on reasonable terms or at all. While many of the other components used in our Fraxel laser systems are available from multiple sources, we obtain some components, including our scanning wheel, scanning wheel motor and CO2 laser for our Fraxel re:pair product, from single sources. To be successful, our manufacturers and suppliers must provide us with the components of our systems in requisite quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable cost and on a timely basis. Our reliance on these sole-source suppliers subjects us to a number of risks that could harm our business, including:

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  we may not receive the number of quality parts we require from our suppliers should these suppliers give other customers' needs a higher priority than ours;

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  we may experience interruptions of supply resulting from modifications to or temporary or permanent interruptions in a supplier's operations;

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  we may experience delays in product shipments or product unavailability resulting from uncorrected defects, regulatory noncompliance, reliability issues or a supplier's variation in a component;

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  we may be unable to obtain adequate supply in a timely manner, or on commercially reasonable terms;

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  we may have difficulty locating and qualifying alternative suppliers for our components in a timely manner;

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  suppliers may discontinue parts or otherwise refuse to supply us parts;

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  suppliers may raise prices on our parts to the point where production of our laser systems is less profitable or is not commercially viable;

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  once we identify alternative suppliers, we could experience production delays related to the evaluation and testing of products from those alternative suppliers and to obtaining corresponding regulatory qualifications; and

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  some of our suppliers are small, privately-held companies which could encounter financial or other difficulties that could cause them to modify or discontinue their operations at any time.

Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

We have limited marketing, sales and distribution capabilities and experience, and our efforts in most geographic regions outside the United States are dependent on third parties.

In the United States, we currently market and sell our products primarily to plastic surgeons and dermatologists through a direct sales force that we began assembling in 2004. As a result, our direct sales force has limited experience in marketing and selling our products, and it competes directly against the experienced and well-funded sales organizations of some of our competitors. We also market our products to general practitioners, gynecologists, ophthalmologists and others. We sell our products outside the United States generally through third-party distributors, and recently started to sell directly in Germany and the United Kingdom. Our distributor agreements are for limited periods, usually one year, and we generally grant the distributor the exclusive right to sell our products in the assigned territory, although the distributor is permitted to also represent products that could be deemed competitive to our Fraxel laser systems.

Our future revenue growth will largely depend on our success in maintaining and expanding our marketing, sales and distribution channels, which will likely be an expensive and time-consuming process. We are highly dependent upon the efforts of our sales force and internationally, the efforts of third-party distributors, to increase our revenue. We will face significant challenges and risks in training, managing and retaining these employees. We may not be able to hire sufficient sales personnel to service demand for our products. With respect to international sales, we cannot assure you that we will be able to enter into agreements with additional third-party distributors on commercially reasonable terms, or at all. Additionally, our existing distribution agreements are short-term and we cannot assure you that we will be able to renew them on commercially reasonable terms, or at all. The loss of one or more of our distributors could have a material adverse effect on our business. Even if we are able to enter into agreements with additional third-party distributors and renew our existing agreements, our third-party distributors may not commit the necessary resources to effectively market, sell and distribute our products and services. We also face challenges in training our third-party distributors in the benefits of our products and in ensuring our third-party distributors have sufficient incentive to focus their efforts on selling our products. We also are in the process of establishing international area sales management teams and subsidiaries, branch offices and other administrative functions, which may be expensive and time consuming to assemble. If we are unable to maintain and expand our direct and third-party marketing, sales and distribution networks, we may be unable to sell enough of our products for our business to be profitable and our financial condition and results of operations will suffer.

If we do not effectively manage any future growth, our existing infrastructure may become strained and we will be unable to increase sales of our Fraxel laser systems and consumable treatment tips or generate significant revenue growth.

Our future revenue and operating results will depend on our ability to manage growth that we anticipate of our business. We have experienced significant growth in the scope of our operations and the number of our employees since the commercial launch of the first Fraxel laser system in 2004. For example, our revenue increased from $4.5 million in 2004 to $57.5 million in 2006, and the number of employees increased from 57 at the end of 2004 to 184 as of June 30, 2007. This growth has placed significant demands on our management, as well as our financial and operational resources. In order to achieve our business objectives, we will need to continue to grow. However, continued growth presents numerous challenges, including:

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  implementing appropriate operational and financial and management systems, controls and procedures;

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  expanding manufacturing capacity and increasing production;

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  expanding our sales, marketing and distribution infrastructure and capabilities; and

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  training, managing and supervising our personnel worldwide.

If we are unable to effectively address these challenges, or if we underestimate our future growth, we may not have the capability to satisfy market demand or effectively manage our operations and our business will be harmed.

Because we launched our first Fraxel laser system in 2004, we lack published long-term data regarding the safety and efficacy of our Fraxel laser systems. If any long-term data that is generated is not positive or consistent with our limited short-term data, our business will suffer.

Our Fraxel laser systems have only recently been introduced, and practitioners may choose not to purchase our Fraxel laser systems until they receive additional published long-term data and recommendations from prominent physicians and other health care providers that our systems are safe and effective. Because we launched our first Fraxel laser system in 2004, there is no data available regarding the long-term safety and efficacy of our Fraxel laser systems, and the results in our existing clinical studies may not be indicative of results that will be experienced by patients over time. Clinical studies of aesthetic treatments are subject to a number of limitations. These studies do not involve well-established objective standards for measuring the effectiveness of treatment. Subjective before and after evaluation of the extent of change in the patient's appearance, performed by a medical professional or by the patient, is the most common method of evaluating effectiveness. A clinical study may conclude that a treatment is effective even if the change in appearance is subtle and not long-lasting. Furthermore, some of our existing data has been produced in studies that involve relatively small patient groups, and the data may not be reproducible in larger and more diverse patient populations or with less skilled practitioners. Additional long-term patient follow-up studies may indicate that our Fraxel laser systems are not as safe and effective as we believe or are as safe and effective as alternative treatments offered by others now or in the future. If new independent studies or comparative studies generate long-term results that are not as favorable as our current clinical results, our business will suffer.

Many factors can reduce the patient demand for the procedures performed with our products, which could reduce practitioner demand for our products, resulting in unfavorable operating results.

Procedures performed using our Fraxel laser systems are considered elective procedures, the cost of which must be borne by the patient, rather than by medical insurers.

The decision to seek Fraxel laser treatments may be influenced by a number of factors, including:

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  consumer demand based on market perception or reputation regarding laser treatments in general and Fraxel laser treatment in particular;

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  the cost of procedures performed using our products;

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  the duration of each procedure, the associated downtime and the number of procedures required for effective results;

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  the cost, safety and effectiveness of surgical and non-surgical alternative treatments, including alternative laser and light based treatments;

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  the success of our sales and marketing efforts;

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  the effectiveness of our branding;

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  consumer confidence, which may be impacted by economic and political conditions; and

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  demographic trends and other changes influencing the desire for aesthetic procedures.

If, as a result of these factors, there is not sufficient demand for the procedures performed with our products, practitioner demand for our products could be reduced, and our financial results will suffer.

Our products and products in development may cause undesirable side effects that could limit their use, require their removal from the market or prevent further development.

The potential side effects associated with treatments using our Fraxel laser systems may include bruising, redness, infection, swelling, burning, blistering, eye damage and undesirable pigmentation changes. These side effects may limit the use of our Fraxel laser systems, particularly if physicians or patients perceive that the risk of side effects outweighs the benefits. If a severe side effect were to be associated with any of our products, we could be required by the U.S. Food and Drug Administration, or FDA, or other regulators to suspend the marketing of the products, conduct additional safety tests and potentially cease the sale of our products. More severe effects associated with our products or products in development, including those that require reporting under Medical Device Reporting regulations, may be observed in the future. In addition, we face the potential for product liability claims from patients who experience side effects, whether or not any action is taken by a regulatory authority. Undesirable side effects could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product. As of July 31, 2007, pursuant to the MDR regulations, we have reported to the FDA 15 incidents related to scarring or necessary medical intervention to preclude the formation of scarring following treatments with the Fraxel SR750 laser or the Fraxel re:store laser. Two of these incidents also involved infections.

Our ability to compete depends upon our ability to innovate, develop and commercialize new products and product enhancements, and identify new markets for our products and technology.

The market for aesthetic skin procedures is highly competitive and dynamic, and marked by rapid and substantial technological development and product innovations and aggressive sales and marketing activities by competitors. Because of the size of the market for aesthetic skin procedures, we anticipate that new or existing competitors will develop competing products, procedures or clinical solutions. These products, procedures or clinical solutions could be more effective, less invasive, easier to perform or less costly than our Fraxel procedures. The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins or loss of market share and may render our products obsolete. In addition, there are few barriers that prevent new entrants or existing companies from developing additional products in this market, including products that compete directly with ours. For example, existing competitors have developed products based on fractional resurfacing technology. To be successful, we must, among other things, enhance our products, develop new and innovative applications of fractional resurfacing and design, develop and market new products that successfully respond to competitive developments. The success of any product enhancement or new product offering will depend on several factors, including our ability to:

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  develop or acquire new products that either add to or significantly improve our current product portfolio;

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  successfully establish the Fraxel brand in the minds of consumers thus driving demand for new and existing products;

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  convince our current and future customers that any new product or product upgrade would be an attractive revenue-generating addition to their practices;

  •
  sell our Fraxel laser systems to additional customers, general practitioners, gynecologists, ophthalmologists, and others;

  •
  discover, test and validate new applications for our Fraxel laser systems;

  •
  protect our Fraxel laser systems with defensible intellectual property;

  •
  timely process our regulatory filings and satisfy and maintain all regulatory requirements for commercialization;

  •
  maintain effective research collaborations; and

  •
  maintain effective sales and marketing strategies.

We may be unable, however, to develop new products and technologies or new applications for our products, at the rate we expect, or at all, which could adversely affect our ability to grow and our financial results.

We sell our Fraxel laser systems internationally and are subject to various risks relating to such international activities which could adversely affect our international sales and operating performance.

During the year ended December 31, 2006 and the six months ended June 30, 2007, 38% and 39%, respectively, of our net revenues were attributable to sales to areas outside of the United States. We believe that a significant percentage of our future revenue will come from international sales as we expand our overseas operations and develop opportunities in additional international areas. During the year ended December 31, 2005 and the six months ended June 30, 2006, 18% and 11%, respectively, of our net revenues were attributable to sales in South Korea. Our international business may be adversely affected by changing economic, political and regulatory conditions in foreign countries. Because the majority of our sales are currently denominated in U.S. dollars, if the value of the U.S. dollar increases relative to foreign currencies, our products could become more costly to the international consumer, and therefore less competitive in international markets, which could affect our financial performance. Furthermore, fluctuations in exchange rates could reduce our revenue and affect demand for our products. Engaging in international business inherently involves a number of other difficulties and risks, including:

  •
  required compliance with existing and changing foreign regulatory requirements and laws;

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  export or import restrictions;

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  controls relating to the import and use of technology;

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  pricing pressure that we have experienced internationally;

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  laws and business practices favoring local companies;

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  longer payment cycles;

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  difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

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  political and economic instability;

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  potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and other trade barriers;

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  international terrorism and anti-American sentiment;

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  cultural acceptance and attitudes towards aesthetic treatments;

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  difficulties in penetrating markets in which our competitors' products are more established;

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  difficulties and costs of staffing and managing foreign operations; and

  •
  difficulties in protecting or procuring intellectual property rights.

If one or more of these risks occurs, it could require us to dedicate significant resources to remedy, and if we are unsuccessful at finding a solution, our financial results will suffer.

Product liability suits could be brought against us due to a defective design, material or workmanship, or misuse of our products and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

If our products are defectively designed, manufactured or labeled, contain defective components, malfunction or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause eye or skin damage, and underlying tissue damage. Safe and effective treatment using our Fraxel laser systems depends on the combination of energy delivered, the pattern density and the number of treatment passes applied, all of which are selected by the practitioner. Although we inform practitioners of risks associated with failing to follow the guidelines we have established, we cannot assure you that these efforts will prevent complications. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. As a result, we may in the future be involved in litigation related to the use of our products. Product liability claims, even those without merit, can divert management's attention from our core business, be expensive to defend and result in sizable damage awards against us. We carry product liability insurance which is limited in scope and amount and may not be sufficient to cover us for all future claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves harming our financial condition and reducing our operating results. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial volunteers or result in reduced acceptance of our Fraxel laser systems, or any other products we sell, in the market.

Procedures using our Fraxel laser systems may be performed by non-physicians, which could increase the potential for misuse of our products, which could harm our reputation and our business.

Regulations in many states permit us to sell our products only to licensed practitioners. Not all licensed practitioners may be specifically trained in performing aesthetic procedures. Additionally, in some states our products may be used by non-physicians, such as a nurse practitioners, technicians or physician assistants under the supervision of a licensed practitioner. Outside the United States, many regions do not require specific qualifications or training for purchasers or operators of our products. We develop and market our products with these users in mind. However, our products may be operated by persons with varying levels of experience and training. The lack of experience and training, and the use of our products by non-physicians, may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation. In addition, some states have introduced legislation that restricts the use of laser treatment systems to physicians, or designated specialists which may negatively impact other licensed practitioner's decision to purchase our laser systems.

If third parties are able to supply consumable treatment tips for our Fraxel laser systems to our customers, our business could be adversely impacted.

Our consumable treatment tips are protected by an encryption technology that is designed to authenticate that the tips are supplied by us or by a supplier authorized by us. In March 2006, we became aware that a third party had been able to reprogram our tips for the Fraxel SR750 laser systems. In August 2006, we became aware that this third party had begun selling such refurbished tips to some of our customers. The Fraxel SR750 laser system, the predecessor to our Fraxel re:store laser system, is currently not actively marketed by us. We do not believe that any third party has been able to reprogram the tips for our other Fraxel laser systems. However, it is possible that a third party may be able to do so. In addition, a third party may find other methods of circumventing our encryption technology and other technological barriers that we have employed to ensure that only our tips are used with Fraxel laser systems. If a third party is able to supply consumable treatment tips to our customers, this could result in:

  •
  a reduction in the rate of consumable treatment tip sales by us;

  •
  price pressure on our sales of our consumable treatment tips;

  •
  reduction in the safety or efficacy of treatments performed with our Fraxel laser systems; and

  •
  damage to the Fraxel brand and associated loss of goodwill.

We have limited experience manufacturing our Fraxel laser systems and consumable treatment tips in commercial quantities, which could adversely impact our business.

We began manufacturing our first Fraxel laser systems and consumable treatment tips in late 2004. Because we have only limited experience in manufacturing in commercial quantities, we may encounter unforeseen situations that would result in delays or shortfalls. We face significant challenges and risk in manufacturing our Fraxel laser systems and consumable treatment tips, including:

  •
  our production processes may have to change to accommodate any significant future expansion of our manufacturing operations and growth;

  •
  key components of our Fraxel laser systems are currently provided by a single supplier or limited number of suppliers, and we do not maintain large inventory levels of these components;

  •
  we have limited experience manufacturing our Fraxel laser systems in compliance with FDA's Quality System Regulation; and

  •
  to increase our manufacturing output significantly, we will have to attract and retain qualified employees, who may be in short supply, for the assembly and testing operations.

If we are unable to keep up with demand for our Fraxel laser systems, our revenue could be impaired, market acceptance for our Fraxel laser systems could be adversely affected and our customers might instead purchase our competitors' products. Our inability to successfully manufacture our Fraxel laser systems would have a material adverse effect on our operating results.

If our manufacturing facility is unable to provide an adequate supply of products as we increase sales, we could lose customers, our growth could be limited and our business could be harmed.

In order for us to successfully maintain and expand our business within the United States and internationally, our sole manufacturing facility in Mountain View, California must be able to provide us with commercial quantities of our Fraxel laser systems and consumable treatment tips in compliance with regulatory requirements and in accordance with agreed upon specifications, at an acceptable cost and on a timely basis. Our anticipated growth may strain the ability of our current manufacturing facility to deliver an increasing supply of products and obtain materials and components in sufficient quantities. Manufacturing facilities often experience difficulties in scaling up production, including problems with quality control and assurance. Our results of operations will depend in part on the efficiency with which we produce finished products from parts and supplies. If we cannot maintain or improve this efficiency, the rate at which we would be able to ship products, and our operating performance, would suffer. Additionally, we may encounter difficulties and delays in manufacturing as a result of any future relocations to a new facility or the start-up of a new facility, including failure to obtain the necessary regulatory approvals or operating permits on a timely basis and an inability to transition our manufacturing equipment without experiencing a delay in manufacturing.

We forecast sales to determine requirements for components and materials used in our products and if our forecasts are incorrect, we may experience either delays in shipments or increased inventory carrying costs.

We keep limited materials and components on hand. To manage our manufacturing operations with our suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs up to six months in advance and enter into purchase orders on the basis of these requirements. Our limited historical experience may not provide us with enough data to accurately predict future demand. If our business expands, our demand for components and materials would increase and our suppliers may be unable to meet our demand. If we overestimate our component and material requirements, we will have excess inventory. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences could negatively affect our financial performance and the level of satisfaction our customers have with our products.

Components used in our products are complex in design, and any defects not discovered prior to shipment to customers could result in warranty claims, reducing our revenue and increasing our cost.

In manufacturing our products, we depend upon third parties for the supply of various components. Many of these components require a significant degree of technical expertise to produce. If our suppliers fail to produce components to specification, or if the suppliers, or we, use defective materials or workmanship in the manufacturing process, the reliability and performance of our products will be compromised. In addition, the consumable treatment tips used by our Fraxel laser systems are currently designed to permit a number of treatments per tip, prior to replacement. If the consumable treatment tips wear out at a faster pace than we expect, our customers may become dissatisfied and sales revenue may be harmed.

If our products contain defects that cannot be repaired easily and inexpensively, we may experience:

  •
  loss of customer orders and delay in order fulfillment;

  •
  damage to our brand reputation;

  •
  increased cost of our warranty program due to product repair or replacement;

  •
  product recalls;

  •
  additional regulatory filings;

  •
  inability to attract new customers;

  •
  diversion of resources from our manufacturing and research and development departments into our service department; and

  •
  legal claims against us.

The occurrence of any one or more of the foregoing could negatively affect our financial performance and the level of satisfaction our customers have with our business.

We depend on skilled and experienced personnel to operate our business effectively. If we are unable to recruit, hire and retain these employees, our ability to manage and expand our business will be harmed, which would impair our future revenue and operating performance.

Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future, including scientists, clinicians, engineers and other highly skilled personnel. Although we have entered into employment contracts with most of our senior management, any of them may terminate their employment at any time. In addition, we do not maintain "key person" life insurance policies covering any of our employees. Competition for senior management personnel, as well as scientists, clinicians and engineers, is intense and we may not be able to retain our personnel. The loss of the services of members of our senior management, scientists, clinicians or engineers could prevent the implementation and completion of our objectives, including the development and introduction of our products. Upon joining, new senior personnel must spend a significant amount of time learning our business model and management systems, in addition to performing their regular duties. Accordingly, until new senior personnel become familiar with our business model and systems, we may experience some disruption to our ongoing operations. Moreover, the loss of a member of our senior management or our professional staff would require the remaining executive officers to divert immediate and substantial attention to seeking a replacement.

Our ability to retain our skilled labor force and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We may not be able to meet our future hiring needs or retain existing personnel. We will face particularly significant challenges and risks in hiring, training, managing and retaining engineering and sales and marketing employees, as well as independent distributors, most of whom are geographically dispersed and must be trained in the use and benefits of our products. Failure to attract and retain personnel, particularly technical and sales and marketing personnel, would materially harm our ability to compete effectively and grow our business.

If we choose to acquire new and complementary businesses, products or technologies instead of developing them ourselves, we may be unable to complete these acquisitions or to successfully integrate an acquired business or technology in a cost-effective and non-disruptive manner.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. Accordingly, we may, in the future, acquire complementary businesses, products or technologies instead of developing them ourselves. We do not know if we will be able to complete any acquisitions, or whether we will be able to successfully integrate any acquired business, operate it profitably or retain its key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired entities, products or technologies effectively, our business will suffer. In addition, any amortization of intangible or other assets or charges resulting from the costs of acquisitions could harm our business and operating results.

Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms, if at all.

We believe that the net proceeds from this offering, together with our current cash, cash equivalents, short-term investments and funds available under our current credit facilities, will be sufficient to meet our projected operating requirements for at least the next 12 months. Our capital requirements will depend on many factors, including:

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  the revenue generated by sales of our Fraxel laser systems, consumable treatment tips and other new products;

  •
  the costs associated with expanding our sales, marketing, distribution and manufacturing efforts;

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  the effects of competing technological and market developments;

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  the costs associated with the expansion of our operations and compliance with the requirements of being a public company; and

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  the number and timing of acquisitions and other strategic transactions, if any.

As a result of these factors, we may need to raise additional funds, and we cannot be certain that such funds will be available to us on acceptable terms, if at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish potentially valuable rights to our future products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to expand our operations, develop new products, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.

Our independent auditor's report expresses doubt about our ability to continue as a going concern, which may make it significantly more difficult and expensive for us to raise additional capital.

The report of our independent registered public accounting firm relating to our consolidated financial statements as of December 31, 2006 and for the year then ended stated that there is substantial doubt about our ability to continue as a going concern. Such opinion from our outside auditors makes it significantly more difficult and expensive for us to raise additional capital that may be necessary to continue our operations. If we are unable to obtain such financing or internally generate cash flows from operations, we may not be able to continue our operations, which would have an adverse effect on our stock price and significantly impair our prospects.

We expense stock options and other equity compensation, which will negatively impact our net income in future periods.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, or SFAS 123(R), which requires the measurement of all share-based payments to employees and other service providers, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. Effective January 1, 2006, we adopted the fair-value-based recognition provisions of SFAS 123(R) using the modified-prospective transition method. Under the modified-prospective transition method, beginning January 1, 2006, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted or modified subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The total expense reported for the year ended December 31, 2006 and for the six month periods ended June 30, 2006 and June 30, 2007 related to stock options to employees amounted to $2.9 million, $1.2 million and $2.9 million, respectively. We expect this amount to increase in future years as new grants are made to existing employees and to new employees as they join the company. These additional expenses will decrease operating income and correspondingly reduce our net income in future periods.

Our business may be harmed by a natural disaster, terrorist attacks or other unanticipated problems.

Our manufacturing and office facilities are currently located in a single building in Mountain View, California. A natural disaster such as fire or earthquake, a terrorist attack or other unanticipated problems at this building could cause interruptions in our ability to manufacture our products or operate our business. These disasters or problems may also destroy our product inventory. Any prolonged or repeated disruption or inability to manufacture our products or operate our business could result in losses that exceed the amount of coverage provided by our insurance policies, and in such event could harm our business.

The expense and potential unavailability of insurance coverage for our customers could adversely affect our ability to sell our products and our financial condition.

Some of our customers and prospective customers may have difficulty in procuring or maintaining liability insurance to cover their operation and use of our Fraxel laser systems. Medical malpractice carriers are withdrawing or reducing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our Fraxel laser systems and, industry-wide, potential customers may opt against purchasing laser and other light based products due to the cost or inability to procure adequate and/or cost effective insurance coverage.

Risks Related to Intellectual Property

It is likely we will be involved in future costly intellectual property litigation, which could impact our future business and financial performance.

The medical device industry, and the aesthetic laser industry in particular, is characterized by extensive litigation and administrative proceedings over patent and intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. A third party has asserted and third parties may in the future assert, that our products and/or the methods we employ are covered by their patents or other intellectual property rights. In particular, in April 2006, we received a letter from a third party asserting that our use of infrared laser technology in our laser systems potentially implicates patents exclusively licensed to the third party. We engaged in discussions with the third party subsequent to receipt of the letter but do not believe that such third party possesses intellectual property rights that pertain to our products. Because patent applications can take many years to issue, there may be applications now pending of which we are unaware that may later result in issued patents that our technology or our Fraxel laser systems may infringe. There also may be existing patents of which we are unaware that one or more components of our Fraxel laser system may inadvertently infringe. In addition, our competitors may apply for and obtain patents that could prevent, limit or interfere with our ability to make, use, sell or import our products.

Any litigation or claim against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. If an asserted patent were upheld as valid and enforceable against us and we were found to infringe, we could be prevented from selling our products unless and until we can obtain a license to use the technology covered by such patents or are able to redesign our products to avoid infringement. A license may not be available at all or on terms acceptable to us, and we may not be able to redesign our products to avoid any infringement. Modification of our products or development of new products that do not infringe could require us to conduct additional clinical trials and to obtain new or modified approvals or clearances from the FDA, and other regulatory bodies, which would be time-consuming, expensive and uncertain. If we are not successful in obtaining a license or redesigning our products, we may be unable to sell our products and our business would suffer.

We may become involved in litigation not only as a result of alleged infringement of a third party's patents or other intellectual property rights but also to protect our own intellectual property. We may become involved in litigation to protect the trademark rights associated with our company name and brand names, including the names of our products. Although "Fraxel" is our registered trademark, we did not adopt the name until 2004 and do not know whether others will assert that this name infringes their trademark rights. In addition, other names we choose for our products may be claimed to infringe trademarks held by others. If we have to change the name of our company or products, we may experience a loss in goodwill associated with our brand names, customer confusion and a loss of sales, which could harm our financial condition and operating results.

Our intellectual property rights may not provide adequate protection for some or all of our products, which may permit third parties to compete against us more effectively.

Our success depends significantly on our ability to protect our proprietary rights and technologies used in our products. We rely on a combination of patent, copyright, trademark and trade secret laws, and nondisclosure, confidentiality and other contractual restrictions to protect our technology and products. Some of the components of our Fraxel laser systems, such as our consumable treatment tips, some of our optical delivery scanners and Intelligent Optical Tracking System and handpiece currently are not, and in the future may not, be protected by our issued patents. We have filed numerous patent applications for several of these components; however, our patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Our issued patents, and those that may issue in the future, may be challenged, invalidated based on prior art or legally circumvented by third parties. In addition, our issued patents do not preclude new or existing competitors from developing competing technologies based on fractional resurfacing generally. Consequently, our competitors have developed products based on fractional resurfacing technology and could market products and use manufacturing processes that are substantially similar, or superior, to ours. Although we have taken steps to protect our intellectual property and proprietary technology, we cannot assure you that third parties will not be able to design around our current or future patents. Additionally, we may not be able to prevent the unauthorized disclosure or use of our technical and proprietary information by consultants, vendors, former employees or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of our intellectual property is difficult and imprecise, and we do not know whether the steps we have taken to protect our intellectual property will be effective. Moreover, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States.

We rely on licenses to use various patent rights that may be material to our business. We have entered into an exclusive, royalty bearing, worldwide license with respect to a pending patent application with Massachusetts General Hospital relating to the method and apparatus used in our Fraxel laser systems. Under the agreement we have made a milestone payment to Massachusetts General Hospital. Additionally, we pay a royalty on the sale of our Fraxel laser systems as defined in the agreement. We do not own the patent application that underlies this license. Our right to use the underlying technology and employ the inventions claimed in the licensed patent application is subject to our abiding by the terms of the license. In addition, we do not control the prosecution of the patent application subject to this license or the strategy for determining when the patent(s), if any, should be enforced. As a result, we are largely dependent upon Massachusetts General Hospital to determine the appropriate strategy for prosecuting and enforcing the resultant patent(s), if any.

If our intellectual property is not adequately protected against competitors' products and methods, our competitive position could be adversely affected, as could our business.

Risks Related to Regulatory Matters

If we fail to comply with the extensive government regulations relating to our business, we may be subject to fines, injunctions and other penalties that could harm our business.

Our medical device products and operations are subject to extensive regulation by the FDA and various other federal, state and foreign governmental authorities. Government regulations and foreign requirements specific to medical devices are wide ranging and govern, among other things:

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  design, development and manufacturing;

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  testing, labeling and storage;

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  clinical trials in humans;

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  product safety;

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  marketing, sales and distribution;

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  premarket clearance or approval;

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  record keeping procedures;

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  advertising and promotion;

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  post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; and

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  product import and export.

If we fail to comply with applicable government regulations, the FDA, state, foreign and other governmental authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action which may include any of the following sanctions:

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  public warning letters, fines, injunctions, consent decrees and civil penalties;

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  repairs, replacements, refunds, recalls or seizures of our products;

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  operating restrictions or partial suspension or total shutdown of production;

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  refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses, or modifications to existing products;

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  withdrawing 510(k) clearance or premarket approvals that have already been granted; and

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  criminal prosecution.

If any of these events were to occur, they could harm our business.

We may incur significant liability if it is determined that we are promoting off-label use of our products in violation of federal or state regulations in the United States.

In the course of practicing medicine, physicians may use our medical devices for an indication that has not been cleared or approved by the FDA or other applicable regulatory agencies. Although the FDA and other regulatory agencies do not regulate a physician's choice of treatments, the FDA and other regulatory agencies do restrict communications on the subject of off-label use. We may not promote our medical devices for off-label uses. The FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained. If FDA determines that we have improperly promoted off-label uses, it could request that we modify our training or promotional materials or subject us to FDA enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider promotional or training materials to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities.

If we fail to comply with the FDA's Quality System Regulation and laser performance standards, our manufacturing operations could be halted and our business would suffer.

We are required to demonstrate and maintain compliance with the FDA's Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that imposes methods, procedures and documentation requirements with respect to manufacturing and quality assurance activities, including the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. We are also subject to similar state and foreign requirements. Because our products involve the use of lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record-keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products.

The FDA and state governmental agencies enforce the QSR and similar regulations and the laser performance standards through unannounced inspections. We have been, and anticipate in the future to be, subject to such inspections. The FDA inspected our facility in February 2005, and one 483 inspectional observation was noted. The observation noted the omission of a test procedure to verify the control system of the Fraxel SR750 laser system for the key switch removal process. In response to the observation, we implemented a manufacturing test procedure in March 2005. We cannot assure you that FDA would agree that our test procedure satisfactorily resolved the observation. Our failure to take satisfactory corrective action in response to an adverse QSR inspection or our failure to comply with applicable laser performance standards and state requirements could result in significant FDA enforcement action against us, which could cause our sales and business to suffer.

Product sales or introductions may be delayed or canceled as a result of the FDA regulatory process, which could cause our sales or financial performance to decline.

Before we may market a new or significantly modified medical device in the United States, we generally must first obtain either 510(k) clearance or premarket approval, or PMA, from the FDA. The process of obtaining and maintaining such regulatory clearances and approvals from the FDA and similar regulatory authorities abroad can be costly and time consuming, and we cannot assure you that such clearances and approvals will be granted or maintained. The FDA's 510(k) clearance process usually takes from three to twelve months, but it can last significantly longer. The process of obtaining premarket approval is much more costly and uncertain, and generally takes from one to three years, or even longer, from the time a PMA application is filed with the FDA. We may not be able to obtain additional 510(k) clearances or PMAs for new products or for modifications to, or additional 510(k) clearances or premarket approvals for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and potential future profitability. The FDA may also change its policies, adopt additional policies, or revise existing regulations, each of which could prevent or delay 510(k) clearance or premarket approval of our products, or could impact our ability to market our currently cleared device. Even our new products or modified products eligible for the 510(k) process may be delayed or fail to receive required clearances.

Delays in obtaining regulatory clearances and approvals may:

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  delay or prevent or preclude commercialization of products we develop;

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  require us to perform costly procedures;

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  diminish any competitive advantages that we may attain; and

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  reduce our ability to generate revenues.

We have received 510(k) clearance from the FDA permitting us to market the Fraxel SR750 laser system, the Fraxel re:store laser system, the Fraxel re:fine laser system and the Fraxel re:pair laser system for multiple treatment indications. We cannot assure you that the clearance of our Fraxel laser systems for any or all of these indications will not be withdrawn if safety or effectiveness problems develop. For example, we are subject to medical device reporting, or MDR, regulations, which require us to report to the FDA if our product causes or contributes to a death or serious injury, or malfunctions in a way that would likely cause or contribute to a death or serious injury. As of July 31, 2007, we have reported 15 incidents related to scarring and/or infection to the FDA under the MDR regulations. In some instances, the FDA has required us to provide follow up information relating to MDR reports. If any MDR reports that we file lead the FDA to conclude that our Fraxel laser systems presents an unacceptable risk to patients, we may be forced to recall the product or withdraw it permanently from the market.

We have two 510(k) submissions pending with the FDA. The first 510(k) is a labeling modification for the Fraxel re:pair device and seeks to expand the indications for use statement to include treatment of photodamage and skin laxity. The second pending 510(k) is an initial submission for clearance of a skin chilling device. We cannot assure you that these clearances will be granted in a timely fashion, or at all. Delays in receipt or failure to receive new clearances or approvals or the failure to maintain existing clearances could reduce our sales, financial performance and future growth prospects.

Modifications to our Fraxel laser systems may require new marketing clearances or approvals or require us to cease marketing or recall the modified products until such clearances or approvals are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a premarket approval application. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review and reject any manufacturer's decision. We have made modifications to elements of our Fraxel laser systems for which we have not sought additional 510(k) clearance. The FDA may not agree with our decisions regarding whether new clearances or approvals are required. If the FDA disagrees with us, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval. In addition, we could be subject to significant regulatory fines or penalties.

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products and indications, which could harm our business.

Sales of our products outside the United States are subject to foreign regulatory requirements that may vary widely from country to country. Regulatory approval in the United States does not ensure regulatory approval in international jurisdictions. In addition, exports of medical devices from the United States are regulated by the FDA. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain clearances or approvals, if required by other countries, may be longer than that required for FDA clearances or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements. We may be unable to obtain or maintain regulatory qualifications, clearances or approvals in other countries. We may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or qualifications. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, we may be unable to market our products or modifications in international markets effectively, or at all.

Risks Related to this Offering

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

Before this offering, there has been no public market for our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The price of the common stock sold in this offering will not necessarily reflect the market price of our common stock after this offering. The market price for our common stock after this offering will be affected by a number of factors, including:

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  the depth and liquidity of the market for our common stock;

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  the volume and timing of orders for our products;

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  the announcement of new products or service enhancements by us or our competitors;

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  quarterly variations in our or our competitors' results of operations;

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  announcements related to litigation;

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  changes in earnings estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' earning estimates;

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  developments in our industry; and

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  general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

In addition, the stock market in general, the Nasdaq Global Market, and the market for medical devices in particular, have experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expense and the diversion of management's attention from our business.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may adversely affect the market price of our common stock. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who elects to cover us downgrades our stock, our stock price would likely decline abruptly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, rules mandated by the Sarbanes-Oxley Act, and a global settlement reached in 2003 between the SEC, other regulatory agencies and a number of investment banks led to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms are required to contract with independent financial analysts for their stock research. It can be difficult for companies such as ours to attract independent financial analysts who will cover our common stock. This could have a negative effect on the market price of our stock.

New investors in our common stock will experience immediate and substantial dilution after this offering.

The initial public offering price is substantially higher than the book value per share of our common stock. If you purchase common stock in this offering, you will incur immediate dilution of $                        in net tangible book value per share of common stock, based on an initial public offering price of $                                 per share, based on the number of shares outstanding as of June 30, 2007. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately             % of the total amount we have raised to fund our operations, but will own only approximately             % of our common stock, based upon the number of shares outstanding as of June 30, 2007. The exercise of outstanding options and warrants and other future equity issuances, including future public offerings or private placements of equity securities and any additional shares issued in connection with acquisitions may result in further economic dilution to investors. See "Dilution."

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market after this offering or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline. After this offering, we will have                           shares of common stock outstanding based on the number of shares outstanding as of June 30, 2007. All of the                           shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act of 1933. Of the remaining shares outstanding upon the closing of this offering             shares may be sold pursuant to Rule 144, 144(k) and 701 upon the expiration of lock-up agreements that expire 180 days after the date of this prospectus unless otherwise extended or waived as described in "Shares Eligible for Future Sale."

Following this offering, existing stockholders holding an aggregate of approximately             shares of common stock will have rights, subject to some conditions, that permit them to require us to file a registration statement with the SEC or include their shares in registration statements that we may file for ourselves or other stockholders. If we register their shares of common stock following the expiration of the lock-up agreements, they can sell those shares in the public market. Promptly following this offering, we intend to register approximately              shares of common stock for issuance under our stock option plans. As of June 30, 2007, 6,622,363 shares were subject to outstanding options, with a weighted average exercise price of $3.83 per share, of which approximately 3,019,520 shares were vested. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders each holding more than 5% of our common stock, collectively will control approximately                           % of our outstanding common stock, without giving effect to the purchase of shares by any such persons in this offering. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

We have broad discretion in the use of proceeds of this offering for working capital and general corporate purposes.

The net proceeds of this offering will be used for sales and marketing purposes, for research and product development and for working capital, capital expenditures and other general corporate purposes. We have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering within those categories, and accordingly investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management's specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure of our management to apply the net proceeds of this offering effectively could harm our business, financial condition and results of operations.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and Delaware law, contain provisions that could discourage a takeover.

In addition to the effect that the concentration of ownership by our officers, directors and significant stockholders may have, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may enable our management to resist a change in control. These provisions may discourage, delay or prevent a change in the ownership of our company or a change in our management. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. Such provisions, to be set forth in our amended and restated certificate of incorporation or amended and restated bylaws effective upon the completion of this offering, include:

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  only a portion of the members of our board of directors may be elected by stockholders in any annual meeting;

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  our board of directors will be authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;

  •
  advance notice requirements for stockholders for nominations to serve on our board of directors or for proposals that can be acted upon at stockholder meetings;

  •
  stockholder action by written consent will not be permitted;

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  special meetings of the stockholders can be called only by a majority of our board of directors, the chairman of our board of directors or our chief executive officer;

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  stockholders will not be able to cumulate their votes for the election of directors;

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  newly created directorships resulting from an increase in the authorized number of directors or vacancies on our board of directors will be filled only by majority vote of the remaining directors, even though less than a quorum is then in office;

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  our board of directors will be expressly authorized to modify, alter or repeal our amended and restated bylaws; and

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  stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least majority of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delaying or impeding a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. In addition, our loan agreements with our current lenders contain covenants prohibiting the payment of cash dividends without their consent. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

We will incur significantly increased costs as a result of operating as a public company, and our management and key employees will be required to devote substantial time to new compliance initiatives.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, we will be subject to the reporting requirements of the Exchange Act of 1934 and the Sarbanes-Oxley Act. These requirements may place a strain on our people, systems and resources. The Exchange Act will require that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act will require that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the Nasdaq Global Market are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. In addition, being a public company may affect our ability to attract and retain qualified board members due to the potential liability for serving on a public company board of directors. This may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

We will be evaluating our internal controls systems to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our compliance deadlines, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations because there is presently no precedent available by which to measure compliance adequacy. If we are unable to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the SEC and the Nasdaq Global Market. This type of action could adversely affect our financial results or investors' confidence in our company and our ability to access capital markets, and could cause our stock price to decline. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC and the Nasdaq Global Market. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "seeks," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" or similar expressions and the negatives of those statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in "Risk Factors." Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $              million, assuming an initial public offering price of $                    per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds would be approximately $                     million after deducting estimated underwriting discounts and commissions, and the selling stockholders will receive approximately $                     million in net proceeds at assumed initial public offering price of $                    per share. We will not receive any portion of the net proceeds received by the selling stockholders. A $1.00 increase (decrease) in the assumed initial public offering price of $                    per share would increase (decrease) the net proceeds to us from this offering by $                     million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares included in this offering. A 1.0 million share increase (decrease) in the number of shares offered by us at the assumed offering price of $                    per share would increase (decrease) net proceeds to us from this offering by $                     million. Price and share adjustments may also happen in conjunction with one another. An increase (decrease) of 1.0 million shares in the number of shares offered by us, together with a corresponding $1.00 increase (decrease) in the assumed offering price of $                    per share, would increase (decrease) net proceeds to us from this offering by approximately $                     million. The pro forma information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

Of the net proceeds from this offering, we expect to use approximately:

  •
  $20.0 million for sales and marketing initiatives to support the commercialization of our existing and any future products;

  •
  $10.0 million to support our research and development activities, clinical trials and obtaining necessary regulatory approvals; and

  •
  $2.0 million for capital expenditures, consisting primarily of manufacturing equipment.

We intend to use the remainder of the net proceeds from this offering for working capital and general corporate purposes. The amounts actually spent for these purposes may vary significantly and will depend on a number of factors, including our operating costs and other factors described under "Risk Factors." While we have no present understandings, commitments or agreements to enter into any potential acquisitions, we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies or products that complement our business. Management will retain broad discretion as to the allocation of the net proceeds of this offering and the actual allocation of net proceeds of this offering may vary significantly from our current estimates.

Pending the uses described above, we intend to invest the net proceeds in a variety of short-term, interest-bearing, investment grade securities. We cannot predict whether these investments will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We do not anticipate paying any cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant. In addition, our loan agreements with our current lenders contain covenants prohibiting the payment of cash dividends without their consent.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect (a) the conversion of all outstanding shares of preferred stock into shares of common stock upon the completion of this offering, (b) the reclassification of the preferred stock warrant liability into additional paid-in capital upon the conversion of the preferred stock underlying the warrants to common stock, and (c) the    for    reverse split of our common and convertible preferred stock prior to the closing of this offering; and

  •
  on a pro forma as-adjusted basis to reflect (a) the conversion of all outstanding shares of preferred stock into shares of common stock upon the completion of this offering, (b) the reclassification of the preferred stock warrant liability into additional paid-in capital upon the conversion of the preferred stock underlying the warrants to common stock, (c) the    for    reverse split of our common and convertible preferred stock prior to the closing of this offering, and (d) our receipt of the net proceeds from our sale of                           shares of common stock in this offering at an assumed initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and the related notes thereto, each appearing elsewhere in this prospectus.

	As of June 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share data)
Preferred stock warrant liability	8,832	—		—
Current and long-term debt	4,960	4,960		4,960
Redeemable convertible preferred stock, $0.001 par value per share; 28,526,469 shares authorized, 25,907,241 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	60,360	—		—
Stockholders' equity (deficit):
Preferred stock, $0.001 par value per share; no shares authorized, actual; shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, actual, pro forma and pro forma as adjusted	—	—		—
Common stock, $0.001 par value per share; 43,000,000 shares authorized, 3,893,423 shares issued and outstanding, actual; 30,006,638 shares issued and outstanding, pro forma, shares issued and outstanding, pro forma as adjusted	4	30
Additional paid-in capital	18,772	87,938
Accumulated deficit	(74,355)	(74,355)		(74,355)

Total stockholders' equity (deficit)	(55,579)	13,613

Total capitalization	$18,573	$18,573	$

(1)
Each $         increase (decrease) in the assumed public offering price of $         per share, the mid-point of the range reflected on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders' equity and total capitalization by approximately $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The information in the table above excludes, as of June 30, 2007:

  •
  6,622,363 shares of common stock issuable upon exercise of outstanding options under our 2003 Equity Incentive Plan with a weighted average exercise price of $3.83 per share;

  •
  4,578,643 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $2.16 per share;

  •
  95,750 shares of unvested common shares that are subject to repurchase rights by us;

  •
  1,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan; and

  •
  600,000 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Historical net tangible book value per share is determined by dividing our total tangible assets (total assets less intangible assets), less total liabilities, convertible preferred stock, by the number of outstanding shares of our common stock. As of June 30, 2007, we had a historical net tangible book value (deficit) of our common stock of $(55.9) million, or approximately $(14.35) per share. The pro forma net tangible book value of our common stock as of June 30, 2007 was approximately $13.3 million, or approximately $0.44 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets), less total liabilities, convertible preferred stock, divided by the number of outstanding shares of our common stock, after giving effect to the conversion of our preferred stock into common stock and reclassifying our preferred stock warrant liability to additional paid-in capital assuming the conversion of the preferred stock underlying the warrants into common stock.

After giving effect to our sale in this offering of                           shares of our common stock at the assumed initial public offering price of $                    per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2007 would have been $                    million, or $                    per share of our common stock. This represents an immediate increase of net tangible book value of $                     per share to our existing stockholders and an immediate dilution of $                    per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share			$
Historical net tangible book value (deficit) per share as of June 30, 2007		$(14.35)
Pro forma increase in net tangible book value per share attributable to conversion of convertible preferred stock		$14.79

Pro forma net tangible book value per share as of June 30, 2007		$0.44
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	$

Pro forma as adjusted net tangible book value per share after this offering			$

Dilution per share to new investors participating in this offering			$

Each $1.00 increase (decrease) in the assumed public offering price of $                    per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $                    per share, and the pro forma dilution per share to investors in this offering by approximately $                    per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares included in this offering. A 1.0 million share increase (decrease) in the number of shares offered by us at the assumed offering price of $                    per share would result in a pro forma as adjusted net tangible book value of approximately $                    million, or $                    per share, and the pro forma dilution per share to investors in this offering would be $                    per share. Price and share adjustments may also occur in conjunction with one another. Each increase

(decrease) of 1.0 million shares in the number of shares offered by us, together with a corresponding $1.00 increase (decrease) in the assumed offering price of $                    per share, would increase (decrease) pro forma as adjusted net tangible book value by approximately $                    million, or $                    per share, and the pro forma dilution per share to investors in this offering by $                        per share. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full to purchase             additional shares in this offering, the pro forma net tangible book value per share after giving effect to this offering will be $                    , representing an immediate increase in pro forma net tangible book value per share attributable to this offering of $                    to our existing investors and an immediate dilution per share to new investors in this offering of $                    .

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2007, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $                    per share, before deducting underwriting discounts and commissions and estimated expenses payable by us:

	Shares Purchased			Total Consideration
Weighted Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders before this offering			%	$		%	$
New investors

Total		100%			$100%		$

Each $1.00 increase or decrease in the assumed initial public offering price of $                    per share would increase or decrease, respectively, the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $                    million, assuming the number of shares offered by us set forth on the cover of this prospectus remains the same.

If the underwriters' over-allotment option is exercised in full to purchase             shares of our common stock, and excluding any shares sold by the selling stockholders, our existing stockholders would own    % and our new investors would own    % of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be $                    million, or    %, and the total consideration paid by our new investors would be $                    million, or     %.

The above discussion and tables are based on 30,006,638 shares of common stock outstanding as of June 30, 2007, and exclude:

  •
  6,622,363 shares of common stock issuable upon exercise of outstanding options under our 2003 Equity Incentive Plan with a weighted average exercise price of $3.83 per share;

  •
  4,578,643 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $2.16 per share;

  •
  95,750 shares of unvested common shares that are subject to repurchase rights by us;

  •
  1,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan; and

  •
  600,000 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

If all of these options and warrants were exercised in full, the pro forma net tangible book value before this offering at             , would be $                    per share, representing an immediate decrease of $                    per share to our existing stockholders, and, after giving effect to the sale of shares of common stock in this offering, there would be an immediate dilution of $                    per share to new investors in this offering.

If all of these options and warrants were exercised in full and the underwriters exercise their over-allotment option, then our existing stockholders, including the holders of these options and warrants, would own             % and our new investors would own             % of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be $                    million, or    %, and the total consideration paid by our new investors would be $    million, or     %. The average price paid by our existing stockholders would be $                    and the average price per share paid by our new investors would be $                    .

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006, are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated financial data for the six-month periods ended June 30, 2006 and June 30, 2007 and the consolidated balance sheet data as of June 30, 2007 are derived from our unaudited interim financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements that are not included in this prospectus.

Our historical results are not necessarily indicative of future operating results. Our operating results for the six months ended June 30, 2007 should not be considered indicative of operating results for the full fiscal year. The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements, and the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenues:
Products	$—	$—	$4,474	$33,699	$56,412	$24,238	$34,478
Services and other	347	49	75	101	1,078	384	803

Total net revenues	347	49	4,549	33,800	57,490	24,622	35,281
Cost of net revenues:
Products	—	—	2,783	16,988	26,527	11,907	15,650
Services and other	153	—	—	—	120	22	74

Total cost of net revenues	153	—	2,783	16,988	26,647	11,929	15,724
Gross profit	194	49	1,766	16,812	30,843	12,693	19,557
Operating expenses:
Research and development	963	3,321	7,180	7,854	10,458	4,938	6,135
Sales and marketing	192	187	2,089	9,748	23,343	9,374	16,759
General and administrative	1,094	2,231	5,483	10,962	17,506	6,008	6,540
Write-off of acquired technology	1,892	—	—	—	—	—	—

Total operating expenses	4,141	5,739	14,752	28,564	51,307	20,320	29,434

Loss from operations	(3,947)	(5,690)	(12,986)	(11,752)	(20,464)	(7,627)	(9,877)
Other income (expense), net	(191)	(331)	(333)	(958)	(431)	(1,272)	(1,008)

Loss before income taxes and cumulative effect of change in accounting principle	(4,138)	(6,021)	(13,319)	(12,710)	(20,895)	(8,899)	(10,885)
Provision for income taxes	—	—	(9)	(10)	(10)	(10)	(10)

Net loss before cumulative effect of change in account principle	(4,138)	(6,021)	(13,328)	(12,720)	(20,905)	(8,909)	(10,895)
Cumulative effect of change in accounting principle	—	—	—	(5,493)	—	—	—

Net loss	$(4,138)	$(6,021)	$(13,328)	$(18,213)	$(20,905)	$(8,909)	$(10,895)

Basic and diluted net loss per common share(1)	$(1.26)	$(30,564.08)	$(40.05)	$(8.55)	$(7.37)	$(3.32)	$(3.15)

Weighted-average shares used to compute basic and diluted net loss per common share(1)	3,293,069	197	332,770	2,129,028	2,835,513	2,681,348	3,455,189

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
		(unaudited)
Pro forma basic and diluted net loss per common share (unaudited)(1)	$(0.83)	$(0.38)

Weighted-average shares used to compute pro forma basic and diluted net loss per common share (unaudited)(1)	25,057,112	28,391,608

(1)
Please see Note 4 of the notes to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per common share and pro forma basic and diluted net loss per common share.

	As of December 31,					As of June 30,
	2002	2003	2004	2005	2006	2007
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$326	$3,354	$6,952	$4,689	$9,474	$10,505
Working capital	(804)	1,540	4,834	(7,953)	(4,039)	2,816
Total assets	817	4,277	12,130	15,268	31,326	32,564
Preferred stock warrant liability	—	—	—	7,789	7,967	8,832
Current and long-term debt	1,821	1,834	2,810	7,172	6,204	4,960
Redeemable convertible preferred stock	2,858	11,289	25,184	23,425	45,486	60,360
Common and additional paid-in capital	14	202	4,540	13,326	14,829	18,776
Total stockholders' deficit	(4,979)	(10,812)	(21,391)	(32,552)	(48,632)	(55,579)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

We are a medical device company that designs, develops and markets non-surgical therapies for the treatment of various skin conditions. We are the successor to Reliant Laser Corporation, which was originally incorporated in California in 1990 and reincorporated in Delaware in 1993 as Reliant Technologies, Inc. In 2001, we were purchased by RTI Holdings, Inc., a Nevada corporation that merged with us in 2002. In 2004, we were merged into our own wholly-owned subsidiary in connection with a recapitalization in connection with an equity financing to form the present corporation. From 2001 to 2004, we were developing our Fraxel SR750 laser system.

Our first laser system, the Fraxel SR750 laser system (originally released as the Fraxel SR laser system), was introduced in September 2004 and is still being offered. In August 2006, we introduced the successor to the Fraxel SR750 laser system, the Fraxel re:store laser system (originally released as the Fraxel SR1500 laser system). The Fraxel re:store system treats a broad range of skin conditions such as wrinkles, acne scars, skin texture and tone, and pigmentation, including melasma. In June 2007, we introduced the Fraxel re:fine laser system. While the fundamental technology is similar to the Fraxel re:store system, the Fraxel re:fine system is for physicians who wish to provide treatment primarily for skin tone and texture, pigmentation and fine lines rather than the broader range of conditions treated by the Fraxel re:store system. We expect to start shipping an additional laser system, the Fraxel re:pair laser system, in the first quarter of 2008. The Fraxel re:pair laser system is designed to treat more severe indications than the Fraxel re:store laser system or Fraxel re:fine laser system and will involve post-treatment wound care. As of June 30, 2007, we have sold approximately 1,200 Fraxel laser systems.

Sales of the our Fraxel SR750 laser system peaked at $29.3 million in 2005 before decreasing to $26.0 million in 2006 when it was replaced by the Fraxel re:store laser as our flagship product, and $1.6 million in the first half of 2007. The Fraxel re:store laser system contributed $17.2 million to revenue in 2006 and $19.9 million in the first half of 2007. The Fraxel re:fine laser system, which was introduced in June 2007, has not experienced significant sales to-date.

We expect that competitive pressures may result in price reductions and reduced margins over time for our products. We do not anticipate the Fraxel SR750 laser system to contribute significantly to revenues and gross margin going forward. Gross margin percentages to-date on the Fraxel re:fine laser system have been comparable to those for the Fraxel re:store laser, and gross margin percentages on the Fraxel re:pair laser system, when introduced, are also expected to be comparable.

All Fraxel laser systems use consumable treatment tips that are designed to make the Fraxel laser treatments both efficacious and safe. The tips "wear out" or are consumed as a function of the amount of use the tip incurs. We expect to introduce our Fraxel Skin Ecology System of cosmeceuticals beginning in the fourth quarter of 2007.

We sell our laser systems through a direct sales organization in the United States that as of June 30, 2007 consisted of 27 sales representatives and 12 clinical educators. We sell our laser systems in international markets primarily through distributors in over 60 countries. For the year ended December 31, 2006 and the six months ended June 30, 2007, the United States represented approximately 62% and 61% of total net revenues, respectively. We expect to continue to grow our direct sales force in the United States and expand our distributor base in countries outside of the United States. We also intend to commence direct sales in select countries outside of the United States and recently commenced direct sales in Germany and the United Kingdom.

At our Mountain View, California headquarters, we manufacture, assemble and test our products with components and subassemblies supplied by our vendors.

Our net revenues have increased in each year since the introduction of our first Fraxel laser system in 2004. Our net revenues were $4.5 million for the year ended December 31, 2004, $33.8 million for the year ended December 31, 2005, $57.5 million for the year ended December 31, 2006, $24.6 million for the six months ended June 30, 2006 and $35.3 million for the six months ended June 30, 2007. For the year ended December 31, 2005, one customer, an international distributor, accounted for 18% of our net revenues. For the six months ended June 30, 2006, this customer accounted for 11% of our net revenues. No customer accounted for more than 10% of our net revenues for the years ended December 31, 2004 and December 31, 2006 and the six months ended June 30, 2007. We have not been profitable in any period since inception, and we expect to continue to incur net losses for the foreseeable future as we expand our sales force, increase spending on marketing and research and development activities, and incur additional costs related to being a public company. We have incurred cumulative net losses of approximately $74.4 million from our inception to June 30, 2007.

Net Revenues

Our net revenues are primarily derived from the sale of Fraxel laser systems, consumable treatment tips and services and other.

We have experienced seasonal increases in sales of our Fraxel laser systems during the fourth quarter resulting from tax incentives available to our physician customers for capital equipment purchased prior to year end. Approximately 32% of our net revenues for the year ended December 31, 2005 were generated during the fourth quarter and 39% of our net revenues for the year ended December 31, 2006 were generated during the fourth quarter. Additionally, we have historically generated the majority of our Fraxel laser systems sales in the final month of each quarter, with significant sales occurring in the last week of each quarter. We expect the seasonality in our net revenues and intra-quarterly concentration of our net revenues to continue into the future.

Products

Laser Systems

Our Fraxel laser systems consist of our proprietary laser consoles and handpieces. Also included in the category of "laser systems" is a variety of pre- and post- treatment auxiliary equipment. In addition, the category of laser systems also includes freight charged to customers for shipping, carts for the laser systems and miscellaneous supplies, none of which have been significant to our overall net revenues or gross profit to date.

Auxiliary equipment includes devices that can be used in association with laser treatments. For example, at various times we have offered systems that cool the skin and cameras to take "before and after" pictures of patients. We generally sell these devices at or near our cost and therefore these devices generally do not affect our gross profit but can lower our gross margin percentage. Revenue from sales of auxiliary equipment to date have not been a significant percentage of our revenues for all periods presented. We may offer any of these devices or other auxiliary equipment from time to time in the future.

In conjunction with the introduction of the Fraxel re:store laser system, we offer physicians who own a Fraxel SR750 laser system an opportunity to upgrade to a Fraxel re:store laser system for a fee. The net revenues related to these upgrades comprised 6% of our net revenues in the fourth quarter of 2006, 14% our net revenues in the first quarter of 2007, and 12% of our net revenues in the second quarter of 2007. We may offer other upgrades from time to time in the future.

Consumables

Our Fraxel laser systems require the use of consumable treatment tips that generate a recurring revenue stream for us. We have not yet determined the list price of our Fraxel re:pair laser consumable treatment tip, but we expect the list price of this tip will be lower than our Fraxel re:store and Fraxel re:fine tips because of their single-use nature. Beginning in the fourth quarter of 2007, we expect to introduce our Fraxel Skin Ecology System, which is a line of cosmeceutical products for use in conjunction with our Fraxel laser system treatments. We expect revenues from consumables to grow as a percentage of net revenues as the installed base of our Fraxel laser systems increases and as we introduce our Fraxel Skin Ecology System.

Services and Other

A physician purchasing a Fraxel laser system may purchase an extended service agreement that covers the laser system after the standard warranty period expires. We offer a variety of extended service agreements with different prices based on the warranty features purchased. We expect revenues generated from service contracts to increase in the future as the installed base of our Fraxel laser systems increases.

Cost of Net Revenues

Our cost of net revenues consists of materials, direct labor including stock-based compensation, and manufacturing overhead primarily associated with the manufacture of our Fraxel laser systems and consumable treatment tips. Our cost of net revenues also includes royalty payments for the licensing of intellectual property rights. Currently, direct material costs including fiber lasers and other critical components of our Fraxel laser systems, make up the majority of cost of net revenues.

We believe our gross margin percentage will be positively impacted by the increasing proportion of our net revenues generated from consumables.

Operating Expenses

Research and Development Expenses.    Research and development expenses consist primarily of personnel compensation, including stock-based compensation, materials and expenses associated with product development, clinical and regulatory costs associated with enhancing our Fraxel laser systems and technology platforms. We expense research and development expenses as incurred. We expect these expenses will decrease as a percentage of net revenues if our sales increase.

Sales and Marketing Expenses.    Sales and marketing expenses consist primarily of personnel compensation, including stock-based compensation, sales force incentive compensation, trade shows, customer-attended workshops, advertising, travel, promotional materials, patient education materials and other expenses incurred to provide reimbursement services and clinical training. In order to increase sales through greater brand recognition and product awareness, we added sales and marketing employees and increased marketing related expenditures significantly during 2006 and 2007. We expect these sales and marketing expenses will increase in absolute terms in future periods, and increase as a percentage of net revenues in 2008 to facilitate expected continued revenue growth. Sales and marketing expenses as a percentage of net revenues are expected to decrease after 2008. If the increase in our sales and marketing expenses is not offset by increased revenue, our financial results could be negatively affected.

General and Administrative Expenses.    General and administrative expenses consist primarily of personnel compensation, including stock-based compensation, accounting, human resources, corporate and administration, legal, audit and accounting, and insurance expenses. In the future, we expect general and administrative expenses will increase as a result of our becoming a public company, but we expect that overall, general and administrative expenses will decrease as a percentage of net revenues if our sales increase.

Results of Operations

Six Months Ended June 30, 2007 and June 30, 2006

Net Revenues.    Net revenues increased $10.7 million, or 43%, to $35.3 million for the six months ended June 30, 2007, from $24.6 million for the six months ended June 30, 2006. For the six months ended June 30, 2007, laser systems represented 79% of net revenues, consumables represented 19% of net revenues, and services and other represented the remaining 2% of net revenues. For the six months ended June 30, 2006, laser systems, consumables, and services and other revenues each accounted for substantially the same percentage of net revenues as the comparable 2007 period. The United States represented 61% of net revenues for the six months ended June 30, 2007 and 60% for the six months ended June 30, 2006.

The increase in net revenues for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006 was primarily attributable to increased unit sales of our Fraxel laser systems and higher consumable sales to the installed base of system owners. These sales were primarily driven by the expansion of the sales force and additional marketing programs. We believe that our net revenues will increase as we continue to expand our sales force and marketing efforts to increase penetration in the worldwide aesthetic procedure and equipment markets.

Cost of Net Revenues.    Cost of net revenues increased $3.8 million, or 32%, to $15.7 million for the six months ended June 30, 2007, from $11.9 million for the six months ended June 30, 2006. This increase was primarily attributable to increased unit sales of our Fraxel re:store laser systems which were not marketed in the six month period ending June 30, 2006.

Gross profit increased $6.9 million, or 54%, to $19.6 million, for the six months ended June 30, 2007, from $12.7 million for the six months ended June 30, 2006. This increase was primarily attributable to increased unit sales of our Fraxel re:store laser systems.

Overall gross margins improved to 55% for the six months ended June 30, 2007 from 52% for the six months ended June 30, 2006 because our Fraxel laser systems were sold at higher average selling prices and manufactured at lower average manufacturing costs.

Research and Development Expenses.    Research and development expenses increased $1.2 million, or 24%, to $6.1 million for the six months ended June 30, 2007, from $4.9 million for the six months ended June 30, 2006. The increase was primarily attributable to an increase of $0.5 million in project materials and clinical related spending, an increase of $0.1 million in consulting and other professional services related to the development of new products, an increase of $0.3 million in personnel costs, and an increase of $0.1 million in stock-based compensation.

Sales and Marketing Expenses.    Sales and marketing expenses increased $7.4 million, or 79%, to $16.8 million for the six months ended June 30, 2007, from $9.4 million for the six months ended June 30, 2006. The increase was primarily attributable to an increase of $3.1 million in marketing and promotional activities primarily relating to brand recognition initiatives and, an increase of $1.8 million in personnel costs, an increase of $0.9 million in travel and related expenses attributable to selling and marketing activities, an increase of $0.6 million in commission costs due to increased sales of products and an increase of $0.1 million in stock-based compensation.

General and Administrative Expenses.    General and administrative expenses increased $0.5 million, or 9%, to $6.5 million for the six months ended June 30, 2007, from $6.0 million for the six months ended June 30, 2006. The increase was primarily attributable to an increase of $0.9 million in personnel costs and an increase of $0.6 million in bad debt reserve. This increase was partially offset by a decrease of $1.1 million in legal expenses.

Other Income (Expense), Net.    Other expense, net decreased $0.3 million, or 21%, to $1.0 million for the six months ended June 30, 2007, from $1.3 million for the six months ended June 30, 2006. This decrease was primarily attributable to lower interest expense as a result of lower average loan balances in the six months ended June 30, 2007 partially offset by an increase in expense related to the fair value accounting of our preferred stock warrants.

Years Ended December 31, 2006 and December 31, 2005

Net Revenues.    Net revenues increased $23.7 million, or 70%, to $57.5 million for the year ended December 31, 2006, from $33.8 million for the year ended December 31, 2005. The increase in 2006 was primarily attributable to an increase in the number of laser systems and consumables sold. In 2006, sales of our laser systems represented 80% of net revenues, consumables represented 18% of net revenues and service and other represented 2% of net revenues. For 2005, sales of our laser systems represented 88% of net revenues, consumables represented 12% of net revenues and service and other represented less than 1% of net revenues. The United States represented 62% of net revenues in 2006 and 61% of net revenues in 2005.

Cost of Net Revenues.    Cost of net revenues increased $9.6 million, or 57%, to $26.6 million for the year ended December 31, 2006, from $17.0 million for the year ended December 31, 2005. The increase in 2006 was primarily attributable to higher material and labor costs due to the shipment of more laser systems in 2006 than 2005. Our relocation to a building with higher lease payments in 2006 and the addition of more employees to the manufacturing staff also contributed to the higher cost of net revenues.

Gross profit increased $14.0 million, or 83%, to $30.8 million for the year ended December 31, 2006 from $16.8 million for the year ended December 31, 2005. The increase in gross profit in 2006 was primarily attributable to an increase in the number of laser systems and consumables sold. Gross profit from our upgrade program within our laser system category did not contribute significantly to our gross profit in 2006 or 2005.

Overall gross margins improved to 54% in 2006 from 50% in 2005. The improvement in our overall gross margins in 2006 versus 2005 was primarily attributable to lower cost per unit on laser systems in 2006 as compared to 2005. Also contributing to the improvement was the greater share of product net revenues represented by higher margin consumables and service and other.

Research and Development Expenses.    Research and development expenses increased $2.6 million, or 33%, to $10.5 million for the year ended December 31, 2006, from $7.9 million for the year ended December 31, 2005. The increase in 2006 was primarily attributable to an increase of $1.0 million in personnel costs associated with an increase in the number of research and development personnel, an increase of $0.9 million in project materials and clinical related spending and an increase of $0.4 million in consulting and other professional services used for the development of new products, as we devoted more resources to new and ongoing projects. These increases were partially offset by a decrease of $0.5 million in stock-based compensation.

Sales and Marketing Expenses.    Sales and marketing expenses increased $13.6 million, or 139%, to $23.3 million for the year ended December 31, 2006, from $9.7 million for the year ended December 31, 2005. The increase in 2006 was primarily attributable to an increase of $4.3 million in personnel costs associated with a significant increase in our sales and marketing personnel, an increase of $1.2 million in travel expenses, an increase of $2.4 million in commission costs, an increase of $4.2 million in promotional costs primarily attributable to an increase in advertising, customer workshops, trade shows and promotional efforts and an increase of $0.6 million in stock-based compensation.

General and Administrative Expenses.    General and administrative expenses increased $6.5 million, or 60%, to $17.5 million for the year ended December 31, 2006 from $11.0 million for the year ended December 31, 2005. This increase in 2006 was primarily attributable to an increase of $6.8 million in legal related expenses, which included a settlement payment in connection with a lawsuit by a former officer and director, and an increase of $1.3 million in personnel costs associated with an increase in the number of administrative personnel. These increases were partially offset by a decrease of $1.4 million of stock-based compensation.

Other Income (Expense), Net.    Other expense, net decreased $0.6 million, or 55%, to $0.4 million for the year ended December 31, 2006, from $1.0 million for the year ended December 31, 2005. This decrease in 2006 was primarily attributable to an increase in interest income earned on cash balances generated from our Series D financing completed in March 2006.

Years Ended December 31, 2005 and December 31, 2004

Net Revenues.    Net revenues increased $29.3 million, or 643%, to $33.8 million for the year ended December 31, 2005, from $4.5 million for the year ended December 31, 2004. The increase in 2005 was primarily attributable to 2005 being the first full year of shipments of the Fraxel laser systems which were introduced in September 2004. For 2005, laser systems represented 88% of net revenue, consumables represented 12% of net revenues and service and other represented less than 1% of net revenues. For 2004, laser systems constituted 90% of net revenues, consumables represented 8% of net revenues, and service and other represented 2% of net revenues. The United States represented 61% of net revenues in 2005 and 99% of net revenues in 2004.

Cost of Net Revenues.    Cost of net revenues increased $14.2 million, or 510%, to $17.0 million, for the year ended December 31, 2005, from $2.8 million for the year ended December 31, 2004. The increase in cost of revenues in 2005 was primarily attributable to an increase in labor and material costs as 2005 was the first full year of shipments of the Fraxel laser systems.

Gross profit increased $15.0 million, or 852%, to $16.8 million for the year ended December 31, 2005, from $1.8 million for the year ended December 31, 2004. The increase in gross profit in 2005 was primarily attributable to the increase in the number of laser systems and consumables sold in 2005 versus 2004.

Overall gross margins improved to 50% for the year ended December 31, 2005 from 39% for the year ended December 31, 2004. This increase was primarily due to efficiencies related to increased volume and the growth in higher margin consumables.

Research and Development Expenses.    Research and development expenses increased $0.7 million, or 9%, to $7.9 million for the year ended December 31, 2005, from $7.2 million for the year ended December 31, 2004. The increase was primarily attributable to an increase of $0.8 million in salary and benefits costs associated with an increase in the number of research and development personnel, an increase of $0.2 million in depreciation and equipment related expenses, and an increase of $1.0 million in stock-based compensation. These increases were partially offset by a decrease of $0.9 million in project materials and clinical related spending and a decrease of $0.5 million in consulting and other professional service expenses related to the development of the Fraxel SR750 laser system.

Sales and Marketing Expenses.    Sales and marketing expenses increased $7.6 million, or 367%, to $9.7 million for the year ended December 31, 2005, from $2.1 million for the year ended December 31, 2004. The increase was primarily attributable to an increase of $3.6 million in personnel and commission costs, an increase of $0.4 million in related travel expenses associated with the expansion of our sales force and marketing staff, an increase of $1.2 million in promotional costs primarily due to an increase in advertising, customer workshops, trade shows and promotional efforts and an increase of $0.7 million in stock-based compensation.

General and Administrative Expenses.    General and administrative expenses increased $5.5 million, or 100%, to $11.0 million for the year ended December 31, 2005, from $5.5 million for the year ended December 31, 2004. The increase was primarily attributable to an increase of $1.8 million in legal fees related to litigation and patent expenses, an increase of $1.3 million in consulting and other professional service expenses related to preparation for an initial public offering abandoned in 2005, an increase of $0.5 million in personnel costs primarily attributable to an increase in the number of administrative personnel and an increase of $2.3 million in stock-based compensation.

Other Income (Expense), Net.    Other expense, net increased $0.7 million, or 188%, to $1.0 million for the year ended December 31, 2005, from $0.3 million for the year ended 2004. The increase was primarily attributable to an increase in interest expense on our loans as well as a decrease in expenses related to the fair value accounting of our preferred stock warrants.

Liquidity and Capital Resources

We have incurred cumulative net losses from inception through June 30, 2007 of $74.4 million. Since inception, we have financed our operations primarily through private sales of $63.4 million, net, of convertible preferred stock and common stock, net of issuance costs, as well as borrowings of $10.0 million from two lending institutions. As of June 30, 2007, we had working capital of $2.8 million, including $10.5 million in cash and cash equivalents and short-term investments. We currently invest our cash, cash equivalents and short-term investments in a variety of debt instruments of the U.S. government, its agencies and high-quality corporate issuers both directly and through money market accounts.

Net Cash Used in Operating Activities

For the six months ended June 30, 2007 net cash used in operating activities was $12.8 million. The net cash used in operating activities was attributable primarily to net losses of $10.9 million, a decrease in accounts payable and accrued liabilities of $6.0 million and an increase in inventories of $1.6 million. The decrease in accounts payable and accrued liabilities was primarily attributable to legal related expenses, including a settlement payment in connection with a lawsuit by a former officer and director, and faster payment of accounts payable during the period. The increase in inventory was attributable to the buildup of inventory to support forecasted sales of the Fraxel re:fine laser system launched in June 2007. This usage was partially offset by non-cash charges for depreciation and amortization of $1.2 million and stock-based compensation expenses of $3.3 million.

For the year ended December 31, 2006, net cash used in operating activities was $14.9 million. The net cash used in operating activities was attributable primarily to net losses of $20.9 million, an increase in inventories of $6.2 million and an increase in accounts receivable, net of $6.3 million. The increase in accounts receivable, net was primarily attributable to the large portion of the 2006 fourth quarter sales late in the quarter compared to the fourth quarter of 2005. The increase in inventory was attributable to the higher levels of inventory we were carrying to support the introduction of our new Fraxel re:store laser system. This usage was partially offset by an increase in accounts payable and accrued liabilities balances of $12.0 million, non-cash stock-based compensation expenses of $5.8 million and non-cash charges for depreciation and amortization of $1.9 million. The large increase in accounts payable and liabilities was attributable primarily to higher expenses and inventory purchases, significant sales growth in the fourth quarter of 2006 and significant accruals for legal related expenses.

For the year ended December 31, 2005, net cash used in operating activities was $6.0 million. Net cash used in operating activities was attributable primarily to net losses of $18.2 million, an increase of $3.3 million of our inventories and an increase of $0.8 million in accounts receivable, net. The increase in inventory was attributable to additional inventory required to support our growing sales. This usage was partially offset by non-cash stock-based compensation expenses of $6.3 million, a one-time cumulative effect of change in accounting principle associated with the implementation of FSP 150-5 of $5.5 million, non-cash charges for depreciation and amortization of $1.0 million and an increase in our accounts payable and accrued liabilities balances of $1.9 million.

For the year ended December 31, 2004, net cash used in operating activities was $10.6 million. Net cash used in operating activities was attributable primarily to net losses of $13.3 million, an increase in accounts receivable, net of $1.6 million and an increase in our inventories of $1.5 million. The increase in inventory was attributable to inventory required to support our growing sales. This usage was partially offset by an increase in our accounts payable and accrued liabilities balances of $3.3 million, non-cash stock-based compensation expenses of $2.3 million and non-cash charges for depreciation and amortization of $0.4 million. We expect to continue to increase our receivables, inventory, accounts payable and accrued liabilities as we continue to grow.

Net Cash Used in Investing Activities

Net cash used in investing activities was $0.5 million for the six months ended June 30, 2007, $2.5 million for the year ended December 31, 2006, $1.4 million for the year ended December 31, 2005 and $1.2 million for the year ended December 31, 2004. Cash used in investing activities reflects purchases of property and equipment, primarily for research and development, information technology, manufacturing operations, capital improvements to our facilities and use of cash to purchase investments.

Our future capital equipment requirements depend on a number of factors, including the rate of market acceptance of our current and future products, the resources we devote to developing and supporting our products and our investments to address new markets.

Net Cash Provided by Financing Activities

For the six months ended June 30, 2007, net cash provided by financing activities was $14.4 million, which was primarily attributable to net proceeds received from the issuance of our Series E convertible preferred stock of $14.9 million and proceeds from the exercise of stock options and warrants of $0.9 million. These sources of net cash were partially offset by payments on loans and lines of credit of $1.4 million.

For the year ended December 31, 2006, net cash provided by financing activities was $20.7 million, which was primarily attributable to net proceeds received from the issuance of our Series D convertible preferred stock of $21.6 million, proceeds from the exercise of stock options and warrants of $0.6 million and proceeds from loans and lines of credit of $1.0 million. These sources of net cash were partially offset by payments on loans and lines of credit of $2.6 million.

For the year ended December 31, 2005, net cash provided by financing activities was $5.1 million, which was primarily attributable to proceeds from the exercise of stock options and warrants of $0.3 million and proceeds from loans and lines of credit of $6.3 million. These sources of net cash were partially offset by payments on loans and lines of credit of $1.5 million.

For the year ended December 31, 2004, net cash provided by financing activities was $15.4 million, which was primarily attributable to proceeds received from the issuance of our Series B and C convertible preferred stock of $13.4 million, proceeds from the exercise of stock options and warrants of $0.8 million and proceeds from loans and lines of credit of $3.0 million. These sources of net cash were partially offset by payments on loans and lines of credit of $0.1 million and payments on other borrowings of $1.7 million.

Operating and Capital Expenditures

Our future cash requirements depend on numerous forward-looking factors. These factors include and are not limited to the following: the revenue generated by sales of our laser systems; consumable treatment tips and other new products; the costs associated with expanding our sales, marketing, distribution and manufacturing efforts; the costs of obtaining and maintaining FDA and other regulatory clearance of our products and products in development; the effects of competing technological and market developments; the costs associated with the expansion of our operations; and the number and timing of acquisitions and other strategic transactions.

We believe that the net proceeds from this offering, together with our current loans and credit facilities, our current cash, cash equivalents and short term investments and interest earned on cash, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, to date we have incurred net losses, negative cash flows from operations, and prior to giving effect to the net proceeds of this offering, have a net capital deficiency. The report of our independent registered public accounting firm relating to our consolidated financial statements as of December 31, 2006 and for the year then ended indicated that there is substantial doubt about our ability to continue as a going concern. We may need to raise additional funds, and we cannot be certain that such funds will be available to us on acceptable terms, if at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish potentially valuable rights to our future products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to expand our operations, develop new products, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.

Loans and Available Borrowings

Pinnacle Credit Facility

In April 2004, we entered into a Loan and Security Agreement, or the April 2004 Loan and Security Agreement, with Pinnacle Ventures, LLC, or Pinnacle, an investor in Reliant, which provided for a working capital line of credit in the amount of $6.0 million with an interest rate of 9.5% per annum. In April 2004, we drew $3.0 million on this line of credit. Of the remaining $3.0 million available on this line of credit, $1.5 million expired in 2004 and $1.5 million expired in 2005. In November 2005, we entered into an amendment to the April 2004 Loan and Security Agreement which provided for a new working capital line of credit in the amount of $6.0 million. We drew $3.0 million and $1.0 million on this additional line of credit in November 2005 and February 2006, respectively. The notes bear interest at 9.25% and 9.5% per annum, respectively. The remaining $2.0 million available on this line of credit expired on June 30, 2006. In August 2007, we entered into an amendment to the April 2004 Loan and Security Agreement which provided for an additional working capital line of credit in the amount of $5.0 million at an interest rate of prime plus 2.25% per annum, determined as of the drawing date. The Company has not yet drawn any money on this line of credit. If the Company does not draw $2.5 million on this line of credit on or before December 31, 2007, such amount will expire and the remaining $2.5 million on this line of credit will expire if not drawn on or before March 31, 2008. All notes are repayable in full within 36 months of each advance. Pinnacle has a lien second to Comerica Bank, as described below, on all of our assets excluding intellectual property. The April 2004 Loan and Security Agreement with Pinnacle contains affirmative and negative covenants, including prohibitions (except as permitted under the agreement) on creating or permitting to exist any lien with respect to our property or the property of our subsidiaries; creating, incurring or assuming any indebtedness; disposing of any part of our business or property or the business or property of our subsidiaries; acquiring or owning or making any investment in or to any person, partnership, corporation, joint stock company, limited liability company, association joint venture or other entity; paying any dividends or making any distributions of our equity securities; purchasing, redeeming, retiring, defeasing or otherwise acquiring for value any of our equity securities (other than pursuant to employee stock purchase plans and employee restricted stock agreements in an amount not to exceed $150,000); returning any capital to any holder of our equity securities; making any distribution of assets, equity securities, obligations or securities to any holder of our equity securities; setting apart any sum for any such purposes; provided however we may declare dividends payable solely in common stock or may convert any of our convertible securities; entering into or permit to exist any material transaction with any affiliate, except for transactions that are in the ordinary course of business, upon fair and reasonable terms that are no less favorable to us or such subsidiary than would be obtained in an arms' length transaction; and prepaying, redeeming, purchasing, defeasing or otherwise satisfying in any matter prior to the scheduled repayment thereof any indebtedness for borrowed money or any lease obligations. There are no financial covenants. In addition, the April 2004 Loan and Security Agreement contains customary events of default including the following: nonpayment of principal, interest or other amounts; violation of covenants; incorrectness of representations and warranties in any material respect; cross default; bankruptcy; material judgments; invalidity of security documents; and maintenance of insurance.

In connection with the April 2004 transaction, we issued Pinnacle a warrant with a 10 year term to purchase 260,000 shares of Series B preferred stock with an exercise price of $1.50 per share. In connection with the November 2005 transaction, we issued Pinnacle another warrant with a 10 year term to purchase 200,000 shares of common stock with an exercise price of $3.00 per share. We are amortizing the $1.2 million fair value of the warrants to interest expense over the term of the associated debt using the effective interest method.

Comerica Bank Credit Facility

In August 2004, we entered into a Loan and Security Agreement, or the August 2004 Loan and Security Agreement, with Comerica Bank, or Comerica, which provided for a working capital line of credit in the amount of $2.0 million with interest at prime plus 1% per annum (9.25% as of June 30, 2007). In February 2005, we drew $2.0 million on this line of credit. In November 2005, we entered into an Amendment to this August 2004 Loan and Security Agreement, or the November 2005 Amendment, which increased the working capital line of credit to $4.0 million and provided for a term loan in the amount of $1.0 million which bears interest at a rate of 2% above prime per annum (10.25% as of June 30, 2007) and is repayable in 36 monthly installments. We drew the $1.0 million on this term loan in November 2005. The August 2004 Loan and Security Agreement with Comerica contains affirmative, financial covenants and negative covenants, including prohibitions (except as permitted under the agreement) on creating or permitting to exist any lien with respect to our property or the property of our subsidiaries; creating, incurring or assuming any indebtedness; conveying, selling, leasing, transferring or otherwise disposing of any part of our business or property or the business or property of our subsidiaries; paying any dividends or making any other distribution or payment on account of or in redemption, retirement or purchase of any capital stock, or permitting any of our subsidiaries to do so; merging or consolidating, or permitting any of our subsidiaries to merge or consolidate, with or into any other business organization, or acquiring, all of the capital stock or property of another person, partnership, corporation, joint stock company, limited liability company, association joint venture or other entity; acquiring or owing or making any investment in or to any person, partnership, corporation, joint stock company, limited liability company, association joint venture or other entity; entering into or permitting to exist any material transaction with any affiliate, except for transactions that are in the ordinary course of business, upon fair and reasonable terms that are no less favorable to us than would be obtained in an arms' length transaction; and making payment in respect of any subordinated debt or permitting any of our subsidiaries to make any such payment except in compliance with the terms of such subordinated debt.

According to our financial covenants with Comerica, we must maintain at least $2.0 million in unrestricted cash with Comerica at all times and we must maintain an adjusted tangible net worth of at least $6.0 million plus fifty percent of the net proceeds of the sale of our equity securities after August 9, 2007. In addition, the August 2004 Loan and Security Agreement contains customary events of default including the following: nonpayment of principal, interest or other amounts; violation of covenants; material adverse effect; attachment; incorrectness of representations and warranties in any material respect; cross default; bankruptcy; and material judgments.

In October 2006, we entered into an additional amendment to the August 2004 Loan and Security Agreement which extended the working capital line of credit maturity date to October 24, 2007 and modified certain borrowing criteria financial covenants. The borrowing base under the revolving line of credit consists of 80% of eligible accounts receivable plus up to $1.5 million for inventory (inventory advances will be based on a formula of 40% of eligible inventory).

In August 2007, we entered into an additional amendment to the August 2004 Loan and Security Agreement which increased the working capital line of credit to $8.0 million, which bears interest at a rate of 1% above prime per annum (9.25% as of August 31, 2007), extended the credit maturity date to October 24, 2008, modified certain borrowing criteria and modified certain financial covenants. The borrowing base under the revolving line of credit consists of 80% of eligible accounts receivable plus up to 40% of eligible inventory. Interest is due monthly with principal due upon maturity. Comerica has a first priority blanket lien on all of our assets excluding intellectual property.

In connection with the August 2004 transaction, we issued Comerica a warrant with a 10 year term to purchase 22,500 shares of Series B preferred stock with an exercise price of $2.00 per share. In connection with the November 2005 transaction, we issued to Comerica an additional warrant with a 10 year term to purchase 13,333 shares of common stock with an exercise price of $3.00 per share. We are expensing the fair value of the warrants issued of $101,000 to interest expense over the term of the associated debt using the effective interest method.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements during the periods presented.

Contractual Obligations and Capital Expenditure Requirements

The following table summarizes our contractual obligations as of December 31, 2006:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Line of credit obligation(1)	$2,153	$2,153	$—	—	—
Notes payable(1)	5,040	2,757	2,283	—	—
Operating lease obligations	1,790	1,046	744	—	—
Purchase obligations(2)	2,378	2,378	—	—	—

Total	$11,361	$8,334	$3,027	—	—

(1)
The line of credit bears interest at prime plus 1% per annum and a portion of our notes payable bears interest at prime plus 2% per annum, with the remainder at fixed interest rates. The amounts in the table above include principal repayments and estimated interest on these obligations, based on the prime rate of 8.25% as of December 31, 2006. See Note 12 to our consolidated financial statements appearing elsewhere in this prospectus for additional information.
(2)
Represents a non-cancellable commitment to purchase $2.9 million of lasers from a vendor from December 2006 to December 2009, of which $2.4 million remained at December 31, 2006. The commitment was satisfied in full as of June 30, 2007. See Note 13 to our consolidated financial statements appearing elsewhere in this prospectus for additional information.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On a periodic basis, we re-evaluate our estimates. We use authoritative pronouncements, historical experience and other assumptions as the basis for making estimates. Actual results could differ from these estimates.

Our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere in this prospectus.

We believe the following critical accounting policies are affected by our more significant judgments and estimates used in the preparation of financial statements and are critical to a full understanding and evaluation of our reported financial results.

Revenue Recognition

Our principal sources of revenue are primarily from the sale of our Fraxel laser systems, consumable tips and extended service agreements. Our revenue recognition policies are in accordance with the SEC's Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition in Financial Statements, and Emerging Issues Task Force, or EITF, 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. We recognize revenue when all of the four criteria have been met: (i) persuasive evidence of an arrangement exists such as a purchase order or a binding agreement; (ii) delivery of the product and/or services has occurred and risk of loss and title have transferred; (iii) the sale price and payment terms are fixed or determinable; and (iv) collectibility is reasonably assured. Generally transfer of title and risk of loss occur when the product has been shipped to the customer.

Revenue from laser system sales in the United States is recognized upon shipment and completion of training of the physician and when all other applicable revenue recognition criteria are met. If a domestic customer delays training in the use of our laser systems, our policy is to delay revenue recognition of all elements of the system until the training is complete. Pricing of the domestic systems are negotiated with individual customers based on guidelines provided by us and approved by appropriate levels of management. Customers in the United States do not have any rights of return related to our Fraxel laser systems.

International laser system revenue is recognized upon shipment to our international distributors and when all other applicable revenue recognition criteria are met. We have granted to our distributors rights to distribute to specific geographic territories. The pricing of laser systems to the distributors are guided by the terms and conditions of our distribution agreements and are generally set as a percentage discount off the list price used in the United States. However, pricing is legally determined on a purchase order by purchase order basis for each sale. This allows us to vary pricing depending on market conditions in the individual distributor's countries. The distributors do not have any rights of return. We have not sold any auxiliary equipment internationally. On occasion, we have shipped laser systems to distributors in countries in which regulatory clearance has not been received for the systems. Our policy is to delay revenue recognition on such shipments until regulatory clearance is received.

Revenue from the consumable treatment tips is recognized upon shipment. In the event of consumable tip failure, we provide a credit to customers for returned tips, to be used against future tip purchases. There are no other rights of return on the consumable tips. We record an allowance for estimated failures, and such allowances are adjusted periodically to reflect actual and anticipated experience. Our reserve on consumable tips, included in our product warranty reserve, was $18,000 as of June 30, 2007, $46,000 as of December 31, 2006, $4,000 as of December 31, 2005 and $0 as of December 31, 2004.

Revenue from extended services agreements is recognized ratably over the extended warranty term. The costs associated with services are recognized as incurred. The unrecognized revenue portion of the extended service agreements billed is recorded as deferred revenue.

Certain agreements also include multiple deliverables or elements for products and/or services. Where sufficient evidence of fair value exists for all undelivered elements but does not exist for one or more delivered elements, we recognize revenue from these agreements based on the residual method and when revenue recognition criteria are met. If sufficient evidence of fair value exists for all elements, revenue is recognized based on the relative fair value of the products and services and when revenue recognition criteria are met. The determination of the fair value of the undelivered elements is based on a number of factors, primarily the amount charged to other customers for same products or services sold separately or other relevant information. If an undelivered element is essential to the functionality of the delivered element or required under the terms of the agreement to be delivered concurrently, we defer the revenue on the delivered element until that undelivered element is delivered. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a deferral of revenue recognition for the delivered elements until the undelivered elements are fulfilled. We show any deferred revenue and deferred cost of revenues net on its balance sheet as deferred margin. Deferred margin was $190,000 as of June 30, 2007, $247,000 as of December 31, 2006, $909,000 as of December 31, 2005 and $250,000 as of December 31, 2004.

The primary cause of the deferred margin has been a delay in the training required for domestic laser sales.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, and related interpretations, including the Financial Accounting Standards Board Interpretation, or FIN, No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. We also complied with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. In accordance with APB No. 25, stock-based compensation was calculated using the intrinsic value method and represents the difference, if any on the date of grant, between the per share market price of our stock and the per share exercise price. We recognized stock-based compensation related to difference between the deemed per share fair value and per share exercise price of $3.1 million in 2005 and $1.3 million in 2004.

Effective January 1, 2006, we adopted the provisions of SFAS No. 123R, Share-Based Payment. Under SFAS No. 123R, stock-based awards, including stock options, are recorded at "fair value" as defined by SFAS No. 123 and SFAS No. 123R (see discussion below) as of the grant date and recognized to expense over the employee's requisite "service period" as defined. We have elected to amortize the expense on a straight-line basis during the service period.

Information on stock options granted from July 1, 2006 to June 30, 2007 is summarized as follows:

Period of Grant	Number of Options	Weighted- Average Exercise Price	Weighted- Average Grant Date Common Stock Fair Value	Weighted- Average Intrinsic Value
Quarter ended September 30, 2006	10,250	$5.14	$5.14	$0.00
Quarter ended December 31, 2006	1,600,050	6.09	6.09	0.00
Quarter ended March 31, 2007	1,080,117	4.99	4.99	0.00
Quarter ended June 30, 2007	253,550	5.05	5.05	0.00

We also granted 10,000 and 82,500 nonvested restricted stock awards in the quarters ended December 31, 2006 and March 31, 2007, respectively. The weighted-average grant date common stock fair value of these grants was $6.09 and $4.91, respectively.

Amongst the allowed methodologies in SFAS No. 123 and SFAS No. 123(R) we chose to value the fair value for our employee stock options at the date of grant using the Black-Scholes valuation model. This model requires us to make assumptions regarding the following items:

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  risk free interest rates at the time of grant;

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  dividend yield of the stock;

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  weighted average expected life of the option;

  •
  volatility of the underlying stock price; and

  •
  price of a share of common stock at the time of grant.

Details of the computation are more fully described in the notes to our consolidated financial statements included elsewhere in this prospectus.

Estimates of stock-based compensation expenses are significant to our consolidated financial statements. Each of these assumptions are highly subjective. They represent our best estimates and involve inherent uncertainties and the application of management's judgment. We discuss each of these assumptions below.

Risk Free Interest Rate.    The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury Constant Maturity rate in effect at the time of grant.

Dividend Yield.    We have never paid a dividend and do not anticipate paying dividends in the future. We therefore assumed the dividend yield of the underlying common stock to be zero.

Weighted Average Expected Life of the Option.    We estimated the expected life of our options giving consideration to historical exercises, post vesting cancellations and forfeitures and the option's contractual term. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Volatility of Underlying Stock.    Since our shares have not traded on a stock exchange we had no verifiable, objective evidence of stock price volatility and we therefore had to make estimates. Per SFAS No. 123R, our computation of expected volatility of the underlying common shares is based on an average of the historical volatility of a peer-group of similar publicly traded companies.

Fair Value of Common Stock at Time of Option Grant.    Because our shares have not traded on a stock exchange we had no verifiable, objective evidence of the value of our common stock. In order to determine the value of a share of common stock at the time of option grants, we have historically used two methodologies.

Prior to March 2006, the value of our common stock was determined by our board of directors in good faith after due consideration of all relevant factors, including the issuance price of our series of preferred shares to third parties; recent third-party transactions with respect to our common stock; our revenue backlog and financial performance; trends in the market for public companies involved in similar lines of business; and the board's understanding of the value of the liquidation preference and other rights of the preferred shares, and the fact that the options were granted to purchase an illiquid security of a private company.

From March 2006 until today, the board of directors has determined the value of our common stock using the same factors as above, but has also considered in its determination additional valuation studies based on various generally accepted valuation methods as outlined in the AICPA's Practice Aid Valuation of Privately-Held Company Equity Securities Issued as Compensation. We applied the market and income approaches to valuation as set forth in the practice aid and analyzed the value of our securities based on three potential scenarios: a public offering, a sale or merger, and remaining a private company.

In 2004, Section 409A was added to the Internal Revenue Code pursuant to the American Jobs Creation Act of 2004, which affected a wide variety of deferred compensation programs including certain stock options. In 2005, proposed regulations were issued, describing the effect of Section 409A on stock options. As noted above, prior to March 2006, our board of directors determined the fair value of our common stock in good faith. In light of the subsequent Section 409A regulations, we retrospectively analyzed the valuations done by our board of directors prior to March 2006.

For purposes of complying with Section 409A and SFAS No. 123R, we retrospectively analyzed the historical valuations from February 2004 forward at each date upon which there were either significant changes in the business and/or significant numbers of options granted. We released the original Fraxel machine from R&D to manufacturing in February 2004 and therefore we selected this date for the first retrospective valuation.

As a result of these valuations, we determined that the options issued from March 2004 through February 2006 had exercise prices lower than a valuation determined by IRS-approved valuation methodology retrospectively conducted by us. As a result, such options could have unfortunate tax consequences under Section 409A to the optionees. Accordingly, we offered our employees (and non-employees) who were granted options and warrants from March 31, 2004 to February 3, 2006, the ability to amend the terms of their options and warrants to make them exempt from Section 409A or make them comply with the requirements of Section 409A. Pursuant to the applicable Section 409A guidance, our employees were offered the choice of either leaving their options alone, increasing the exercise prices of the options to values retrospectively determined by the IRS-approved methodology, or amending the exercise period. Based on the employee's (or non-employee's) election, 2,546,699 options and 1,404,095 warrants to purchase our common stock were amended from original exercise prices ranging from $0.50 to $3.00 per share to exercise prices ranging between $1.40 and $4.57 per share. Some employees and non-employees elected to have their exercise periods reduced by six years on average so that such options and warrants are generally exercisable only in the calendar year following the year in which a portion vests. No other terms of the option grants or warrants were modified. The transactions were deemed to be modifications under SFAS No. 123R, but because the final exercise prices were higher than originally offered, or the final exercise periods were shorter than under the original grants, there were no incremental stock-based compensation expenses as a result of these amendments.

We have some stock options whose vesting is dependent upon the achievement of certain performance milestones. Under SFAS No. 123R, we are required to recognize stock-based compensation expenses relating to stock options with acceleration of vesting dependent upon the achievement of milestones, based on our evaluation of the probability of achievement of each respective milestone and the related estimated date of achievement.

The guidance in SFAS No. 123R is relatively new, and best practices are not well-established. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions. If factors change and we employ different assumptions in the application of SFAS No. 123R in future periods, or if we decide to use a different valuation model, the compensation expense that we record in the future under SFAS No. 123R may differ significantly from what we have recorded in the current period and could materially affect our operating loss, net loss and net loss per share.

Common Stock Options and Warrants Granted to Non-Employees

We account for equity instruments issued to non-employees in accordance with the provisions of EITF No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair-value approach. We believe that the fair value of the stock options is more readily measurable than the services rendered. The equity instruments, consisting of stock options and warrants granted to consultants, are valued using the Black-Scholes valuation model using the same methodology as used in employee stock options described above. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the term of the related financing or the period over which services are received.

Preferred Stock Warrant Liability

Effective July 1, 2005, we adopted the provisions of Financial Accounting Standards Board Staff Position, or FSP, No. 150-5, Issuer's Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Pursuant to FSP No. 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the balance sheet at fair value. Therefore, under SFAS No. 150, the freestanding warrants that are related to the purchase of our redeemable convertible preferred stock are liabilities that should be recorded at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of other income (expense), net. Prior to July 1, 2005, we accounted for warrants for the purchase of preferred stock under EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Upon adoption of FSP No. 150-5, we reclassified the fair value of warrants to purchase shares of our redeemable convertible preferred stock from equity to a liability and recorded a cumulative effect charge of approximately $5.5 million for the change in accounting principle. The change in fair value was recorded in other income (expense), net in the approximate amount of ($207,000) for the second half of 2005, $528,000 for the year ended December 31, 2006 and ($734,000) for the six months ended June 30, 2007.

The fair value of the warrants was determined using the Black-Scholes methodology as described in employee stock options section above.

We will continue to adjust the liability for changes in fair value until the earlier of the exercise of the warrants to purchase shares of redeemable convertible preferred stock or the completion of a liquidation event, including the completion of an initial public offering, at which time the liabilities will be reclassified to stockholders' equity (deficit).

The pro forma effect of the adoption of FSP No. 150-5 on our results of operations for 2004 and 2005, if applied retroactively, assuming FSP No. 150-5 had been adopted in these years, is an increase in net loss of $3.7 million and $1.9 million, respectively, and basic and diluted net loss per share for these years would have been increased by $11.05 and $0.90, respectively.

Product Warranty Reserve

We typically provide a one-year warranty on our systems. We maintain a product warranty reserve based on product sales to cover anticipated warranty costs related to products sold based upon historical costs and our sales agreements. We regularly compare our reserves as determined by management to actual costs, and adjust our reserves as necessary.

Inventories

Inventories are valued at the lower of cost or market, determined by the FIFO method. We regularly review our inventory quantities on hand and record a provision for excess or obsolete inventory primarily based on our historical demand and assumptions about future needs for our products, repair needs and market conditions. The write-off is measured as the difference between carrying value of the inventory and net realizable value and is charged to cost of revenues.

Income Taxes

We utilize the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

At December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of approximately $39 million which expire beginning in the fiscal year 2021. We also have state net operating loss carryforwards of approximately $34 million which expire beginning in the fiscal year 2010.

We also have federal research and development tax credits of $918,000 which begin to expire in the fiscal year 2007. We also have state research and development tax credits of $969,000 which have no expiration date.

Utilization of certain net operating loss and research and development credit carryforwards are subject to an annual limitation due to ownership changes that have occurred previously under Section 382 and 383 of the Internal Revenue Code of 1986, as well as similar state provisions. These ownership changes limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively.

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, as of December 31, 2006, the net deferred tax assets have been fully offset by a valuation allowance.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by us effective January 1, 2008. We do not expect the adoption of SFAS No. 157 to have any impact on its results of operations, financial position, or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have any impact on its results of operations, financial position, or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Foreign currency exchange rate risk.    To date, all of our sales have been in U.S. dollars. Accordingly, we believe that there is currently no material exposure to risk from changes in foreign currency exchange rates.

Interest rate risk.    Our exposure to interest rate risk at June 30, 2007 is related to our investment of our excess cash and cash equivalents in debt instruments of the U.S. government and its agencies, in high-quality corporate issuers, via a large money market fund. This fund maintains an average investment maturity of 90 days or less. Due to the short-term nature of these investments, we believe that there is currently no material exposure to interest rate risk arising from our investments.

Inflation risk.    We do not believe that inflation has had a material effect on our business, financial condition or results of operations during the periods presented, and we do not anticipate that it will have a material adverse effect in the future.

BUSINESS

Overview

We are a medical device company that designs, develops and markets non-surgical therapies for the treatment of various skin conditions under the Fraxel brand. We believe our Fraxel laser systems have created a new class of skin rejuvenation therapy and provide patients with consistent and effective treatments that can be delivered quickly without significant pain or downtime. Our Fraxel laser systems are used by physicians to treat a broad range of skin conditions that include wrinkles and fine lines, acne and surgical scars, pigmentation, sun damage, uneven tone and texture and melasma. Patients undergo treatments from our Fraxel laser systems in order to reverse the signs of aging, achieve healthier, younger looking skin and improve their overall appearance. Following the launch of our first Fraxel laser system in 2004, our revenues have grown from $4.5 million in 2004 to $57.5 million in 2006, and to $35.3 million for the first six months of 2007.

Our Fraxel laser systems represent a new class of skin rejuvenation therapy based on fractional resurfacing technology, which we introduced and commercialized in 2004. We believe that fractional resurfacing offers significant advantages over other alternatives for skin rejuvenation. Our fractional resurfacing technology can achieve advanced aesthetic results by creating thousands of microscopic treatment zones per square centimeter which affect only a fraction of the total skin in the area of treatment. Our products utilize optimized laser wavelengths and our proprietary laser delivery system which enables the delivery of precise dosages of energy, quickly, consistently and safely. As of June 30, 2007, we held several patents covering multiple areas of our technology.

We currently market two Fraxel laser systems, the Fraxel re:store system, which is our flagship product and was first commercialized in 2006, and the Fraxel re:fine system, which was commercialized in 2007. Both systems offer treatments for milder skin conditions such as fine lines and pigmentation. In addition the Fraxel re:store system is targeted to provide treatments for acne and surgical scars, deeper lines and wrinkles, and actinic keratoses. In the first quarter of 2008, we expect to launch another laser system, the Fraxel re:pair system, for the treatment of even more severe skin conditions. This system has already received FDA clearance for dermatological procedures requiring ablation, coagulation and resurfacing of soft tissue and is currently in clinical trials for additional indications, including skin laxity and vascular dyschromia.

We intend to build awareness of our Fraxel brand among patients and physicians to increase our market share, expand the overall skin rejuvenation market and grow sales of our laser systems and consumable products. Today, we primarily market our laser systems to dermatologists and plastic surgeons. We intend to expand our customer base to include general practitioners, gynecologists, ophthalmologists and others. In the United States, we sell our Fraxel laser systems through 27 direct sales representatives. Internationally, we sell into over 60 countries primarily through independent distributors. As of June 30, 2007, we had sold approximately 1,200 Fraxel laser systems worldwide.

We base our technology on our extensive research into skin science. We intend to continue our study of skin science to improve our current technology, enlarge our product range for skin rejuvenation and anti-aging, and enter new aesthetics markets where we can also apply our differentiated Fraxel laser technology. As part of this effort we intend to explore wavelengths tailored for treating additional skin conditions through our exclusive partnership with our fiber laser supplier and to explore new areas of treatment through our own research and research collaborations with others.

We receive recurring revenue through the sales of our consumable treatment tips that are used during Fraxel laser treatments. Beginning in the fourth quarter of 2007, we intend to expand our recurring revenue by offering a branded line of cosmeceutical products, or cosmetics that offer additional benefits. These products are designed for use by patients after a Fraxel laser treatment and as part of their daily skin care regimen and will initially be distributed through physicians who provide Fraxel laser treatments.

Aesthetic Industry Overview

The market for aesthetic procedures includes a broad range of surgical and non-surgical procedures. In the United States in 2006, Millennium Research Group, or Millennium, estimated that 7.3 million light, laser and energy based procedures and 3.1 million facial aesthetic injectable procedures, including Botox, hyaluronic acid, collagen and particle and polymer fillers were performed. Additionally, the American Society of Aesthetic Plastic Surgery estimated that 1.9 million surgical procedures and an aggregate of 2.2 million microdermabrasion, chemical peel, fat injection and sclerotherapy procedures were performed in the United States in 2006.

Of the approximately 7.3 million laser, light and energy based procedures in 2006, Millennium estimated that approximately 3.1 million involved anti-aging treatments including procedures categorized by Millennium as skin rejuvenation, skin resurfacing, skin tightening, cellulite reduction and pigmented lesions. Together with the 3.1 million Botox and other facial injectable procedures and 2.2 million other procedures identified above, we estimate there were 8.4 million non-surgical aesthetic procedures focused on anti-aging in the United States in 2006.

Our initial focus is on the broad range of non-surgical laser and light based treatments to improve overall skin tone, texture and reduce the signs of aging such as wrinkles, irregular pigmentation and related conditions, which we refer to as skin rejuvenation. Millennium estimated that there were 2.5 million procedures in 2006 in the United States focused on these treatments (categorized by Millennium as skin rejuvenation, skin resurfacing and pigmented lesion treatments), and projects the annual number of these procedures to grow to 8.0 million in 2011, representing a compounded annual growth rate of 26%. This projection is based on projected sales of new systems and increased utilization rates for the installed base.

We believe several factors will contribute to the continued growth of the non-surgical skin rejuvenation market, including:

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  Greater Social Acceptance of Cosmetic Procedures.    We believe that the ongoing trend of increasing media coverage, including popular television shows, magazines and other media channels that publicize a broad range of aesthetic procedures, often focusing on new and innovative non-invasive techniques, is leading to increased awareness and social acceptance of aesthetics.

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  Expansion of Practitioners.    Historically, aesthetic procedures have been performed primarily by dermatologists and plastic surgeons. Today, an increasing number of other medical professionals, including general practitioners, gynecologists, ophthalmologists and others, are expanding into non-surgical aesthetic procedures to augment their existing practices. According to Millennium, the number of medical spas in the United States alone is estimated to grow from 2,000 locations in 2006 to over 10,000 by 2011.

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  Growth in Population of Consumers.    According to Millennium, the majority of skin rejuvenation procedures are performed on patients aged 35 to 64. Growth in this aging population will strengthen demand for skin rejuvenation procedures. In addition to growth in the aging population, an expanding number of younger patients, aged 20 to 34, are seeking anti-aging treatments, including skin rejuvenation. Furthermore, a growing number of men are also seeking wrinkle reduction, which will further increase demand for laser skin rejuvenation technology. In 2006, for example, the number of male skin rejuvenation procedures increased by nearly 50% over 2005.

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  Development of New Products.    The development of safer non-surgical skin rejuvenation products that are effective on a wide variety of skin types and indications has generated a significant increase in patient demand and physician acceptance of these treatments. In addition, as compared to previous technologies, many newer procedures are easier to perform and have reduced patient pain and post-procedure downtime, providing benefits for patients and making them more financially attractive for practitioners.

In the United States in 2005, there were an estimated 17,700 dermatologists and plastic surgeons and more broadly, approximately 268,000 general surgeons and family practitioners according to Freedonia Research, Inc. According to Millennium, as of 2006, there was an installed base of approximately 11,500 laser and light based systems in the United States, which were utilized to perform procedures categorized by Millennium as skin rejuvenation, skin resurfacing and pigmented lesion treatments.

Cosmeceuticals, cosmetics that offer additional benefits, generated United States revenues of approximately $12.4 billion in 2004, comprised of an estimated $6.4 billion for skincare, $3.1 billion for makeup and $2.9 billion for hair care according to Packaged Facts.

The Structure of Skin and Conditions Affecting the Appearance of Skin

The skin comprises three layers called the stratum corneum, the epidermis and the dermis. The stratum corneum is the outermost layer of skin. It serves as a protective barrier for the body and contains dead epidermal cells that have become stratified and dry. The second layer of skin is the epidermis, which contains living cells and melanin pigments, which become distributed throughout the epidermis and stratum corneum to produce skin color. The layer of skin beneath the epidermis is the dermis, which contains collagen and elastin that together form a matrix to provide strength and flexibility to the skin, nomadic fibroblasts that repair or regenerate damaged collagen and elastin, and small blood vessels that nourish all layers of the skin.

The skin is constantly undergoing a process of repair and rejuvenation as epidermal cells migrate up through the cell layers, change shape and composition, die, form the stratum corneum and are shed. This natural process is referred to as exfoliation. In healthy skin, exfoliation generally takes place over several weeks as new cells are generated by stem cells located either at the base of the epidermis or in the hair follicles. At the same time, in the dermis, natural regeneration of collagen and elastin by fibroblasts occurs at a slow rate in comparison to the process of exfoliation. Regeneration of collagen and elastin occurs over months to years unless stimulated by damage and the subsequent wound healing process. As humans age, the skin's ability to repair and rejuvenate itself is diminished and the dermal matrix can lose its strength and flexibility, leading to wrinkles, looseness and thinning of the skin.

In addition, factors such as sun damage, trauma, acne, hereditary traits, hormonal shifts and the environment can result in aesthetically-unpleasant skin conditions including rhytides (wrinkles), uneven pigmentation, age spots, acne scars, trauma scars, burn scars, melasma (blotchy skin discolorations), striae (stretch marks), laxity, pigmented lesions, actinic keratoses (pre-cancerous lesions), cellulite, vascular dyschromia (sun-induced redness), telangiectasias (vascular lesions), pore size and uneven texture and tone. Many people actively seek treatments for these conditions to restore the youthful appearance of their skin.

The Evolution of Skin Rejuvenation and Other Anti-Aging Procedures

Laser and light based skin rejuvenation procedures typically involve the process of damaging the patient's skin in a controlled manner in order to induce the skin's natural wound-healing process. The objective is to stimulate the growth of new skin resulting in a more youthful appearance.

One approach to skin rejuvenation, referred to as a bulk ablative approach, is to completely remove one or more layers of the skin in the treatment area. This procedure is often limited to patients with light skin and is rarely used off the face. Bulk CO2 laser treatments are one example of this approach. Bulk CO2 laser procedures and other bulk ablative procedures can be effective in rejuvenating the skin, however they often expose patients to substantial pain, long healing times and substantial risk of complications. Bulk ablative procedures can cause bleeding and oozing following a treatment, resulting in significant wound care and associated downtime for the patient. Adverse side effects may include infection, scarring and other possible complications such as hypopigmentation, which is a permanent or long-lasting whitening of the skin. Bulk ablative procedures are typically performed by experienced plastic surgeons and dermatologists and the number of these bulk ablative procedures performed annually has declined in recent years.

A second approach to skin rejuvenation is a bulk non-ablative approach which stimulates the skin's natural wound healing process by mildly damaging collagen in the dermis without breaking or removing one or more layers of the skin. Intense pulsed light treatments are one example of this approach. Intense pulsed light procedures and other bulk non-ablative procedures treat many of the same skin conditions as bulk ablative approaches and are associated with shorter patient downtime and are less invasive. Nevertheless, intense pulsed light and other bulk non-ablative approaches commonly have drawbacks such as:

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  Limited effectiveness.    Bulk non-ablative procedures are typically less effective than bulk ablative procedures and many bulk non-ablative procedures are not typically used on areas other than the face or on patients with darker skin colors.

  •
  Adverse side effects.    Possible side effects associated with bulk non-ablative procedures include temporary bruising, localized darkening and scarring of the skin as a result of the indiscriminate bulk nature of the treatment and other factors.

  •
  Inconsistent results.    Bulk non-ablative procedures have a narrow therapeutic window because an appropriate treatment setting that produces results for one patient may have a risk of scarring for another while settings that are consistently safe for all patients often result in minimal or no improvement.

Other alternative anti-aging procedures for improving the appearance of the skin include neurotoxin injections, dermal fillers, chemical peels, microdermabrasion and cosmeceuticals. Neurotoxin injections such as Botox are commonly used to reduce fine lines and creases on the forehead and around the eyes by paralyzing the muscles that cause the wrinkles. Dermal filler injections are typically used to fill creased or sunken skin and to add fullness to the lips. Chemical peels and microdermabrasion are typically used to reduce fine lines on the face through the application of a chemical solution or tiny rough grains to buff away the surface layer of the skin. Cosmeceuticals are topically applied to rejuvenate the skin. These procedures often need to be repeated from time-to-time to maintain the desired results.

A new class of skin rejuvenation therapy, first introduced and commercialized by us, is referred to as fractional resurfacing. Fractional resurfacing creates thousands of microscopic treatment zones per square centimeter in the skin to stimulate repair and rejuvenation by inducing the skin's natural wound-healing response. At the same time, fractional resurfacing spares a significant portion of the tissue in the treatment area, and stimulates the spared tissue around each microscopic treatment zone to rejuvenate and resurface the skin.

Our Solution

We believe our Fraxel laser systems afford a new class of skin rejuvenation therapy that provides patients with effective, consistent results without significant downtime and risk of complications. We currently market two products, the Fraxel re:store laser system and the Fraxel re:fine laser system, which non-ablatively treat a broad range that includes wrinkles and fine lines, pigmentation, sun damage, uneven skin texture and melasma. In addition the Fraxel re:store laser system is targeted for treating more severe conditions, such as acne and surgical scars, deeper lines and wrinkles, and actinic keratoses. We are also developing the Fraxel re:pair laser system, our ablative fractional resurfacing system, to treat the above conditions as well as skin laxity and vascular dyschromia. This system has already received FDA 510(k) clearance for indications requiring ablation, coagulation and resurfacing of soft tissue. We anticipate launching it commercially in the first quarter of 2008.

Differentiating benefits of our Fraxel laser systems include:

  •
  Effective Treatments.    Our Fraxel laser systems generate and deliver precise wavelengths of energy that create deep microscopic lesions to target specific skin conditions. Our technology also incorporates precise dosage control, which automatically adjusts the amount, pattern, depth and location of energy delivered into the skin to optimize treatment results and enable consistent results from patient to patient.

  •
  Ease of Use.    The motion control technology within our Fraxel laser systems enables practitioners to deliver Fraxel laser treatments by performing a simple painting motion on the patient's skin. The motion control technology automatically delivers a consistent level and pattern of energy by compensating for how rapidly the practitioner moves the handpiece, enabling the practitioner to provide a more uniform post-treatment appearance and a reduced treatment time.

  •
  Broad Applications.    We offer Fraxel laser systems that can treat multiple skin conditions on all skin colors, and can be used on all skin surfaces, while other laser technologies are often confined to facial applications. Our Fraxel laser systems have gained FDA 510(k) clearance for the treatment of multiple skin conditions and we are continually evaluating additional opportunities.

  •
  Enhanced Safety.    Technologies contained in our Fraxel laser systems improve the safety profiles of our systems. One example is our Integrated Optical Tracking System which reduces the risk of operator error, including deactivating the laser if it is not in motion on the skin. The fact that our consumable treatment tips can be removed and disinfected further enhances the safety of the Fraxel re:store and Fraxel re:fine laser systems.

  •
  System Reliability.    Our Fraxel re:store and Fraxel re:fine laser systems incorporate advanced fiber laser technology that eliminates the need for optical alignment or adjustments within the laser source. These Fraxel laser systems require minimal regular maintenance and have a reduced total cost of ownership.

Our Strategy

Our goal is to pioneer a new class of laser-based non-surgical therapy and build the Fraxel brand in order to be the leader in an expanded market for skin rejuvenation and to enter new aesthetics markets where we can apply our Fraxel laser technology. The key elements of our business strategy to achieve this goal are the following:

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  Build Brand Awareness Among Patients and Physicians.    We intend to expand our market share and the overall market size for skin rejuvenation and facilitate the continued rapid adoption of our product offering by building brand awareness through marketing activities and targeted advertising to patients and physicians. We believe that by raising patient awareness of our brand, we can capture an increasing share of patients already seeking skin rejuvenation treatments, and drive additional new patient flow for Fraxel laser treatments. We also believe that building patient awareness leads patients to ask their physicians for Fraxel laser treatments by name which makes purchasing a Fraxel laser system an easier and more profitable decision for the physician. In the physician community, we also plan to continue our awareness building activities including advertising in professional journals, participating in medical meetings and utilizing direct mail programs to communicate the benefits of our differentiated solution and drive physician demand for our Fraxel laser systems.

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  Increase Our Physician Market Opportunity and Expand Our Sales and Marketing Capabilities.    We intend to broaden our business activities to increasingly serve not only dermatologists, plastic surgeons and cosmetic surgeons, but also physicians in other specialties such as gynecology, ophthalmology and internal medicine. While we believe that dermatologists, plastic surgeons and cosmetic surgeons still represent a large market opportunity for us, we also see trends that indicate physicians in other specialties are interested in augmenting their practices with aesthetic offerings such as our Fraxel laser systems. We plan to expand our field sales and clinical educator organizations, broaden our distribution reach, expand our marketing activities and continue to extend our product range to increasingly reach this additional large market opportunity. Internationally, we intend to expand our sales and marketing activities to support our distributors and to sell direct in selected countries.

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  Drive Continued Technology Leadership and Differentiation Through Excellence in Skin Science.    We intend to continue to invest in researching fundamental skin science, which we believe is critical to maintaining a premium product offering in skin-based aesthetics. Our investment in examining changes in the skin under different conditions, obtaining clinical data and working with physicians who are thought leaders in the field of aesthetics, demonstrates our commitment to pioneering a differentiated product offering that is founded in science. We intend to apply our research in skin science to improving our current Fraxel laser technology and to advancing new technologies we are currently researching. We also intend to use our research in skin science to continue our development of a strong intellectual property and patent portfolio to protect our technological leadership position and differentiation versus our competition.

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  Offer Wide Range of Advanced Skin Rejuvenation Solutions to Meet Diverse Needs of Patients.    We intend to lead our industry with a broad range of solutions for skin rejuvenation. Because of the platform design of our Fraxel laser technology, and its applicability for treating all skin types and areas of the body, we plan to continue to expand our range of solutions to serve more market segments in the future and to seek new clearances for new indications. Beginning in the fourth quarter of 2007, we expect to introduce the Fraxel Skin Ecology System, a branded line of cosmeceuticals designed and optimized for use after Fraxel laser treatments.

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  Develop Innovative Solutions to Target New Markets.    We intend to expand our products outside skin rejuvenation by applying our Fraxel technology to create new solutions for other aesthetic conditions. By applying our advanced development, engineering, biomedical and clinical resources and by working with our partners we intend to pursue new fractional laser-based therapies. As part of this effort, our partnership with our fiber laser supplier, IPG Photonics Corporation, affords us the opportunity to explore wavelengths tailored for treating new conditions in our field. Our research agreement with Massachusetts General Hospital gives us added reach to explore new areas of treatment with their support.

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  Drive Sales of Consumable Products by Supporting Our Physicians.    We intend to drive the sale of our consumable tips and help our physician customers make our Fraxel laser system a strong profit generator in their practices. We will continue to provide our physicians with on-going training and practice management support through our team of clinical educators. We will also support our physicians with marketing materials they can employ in their practices to increase the general awareness and adoption of our Fraxel laser treatment. These activities are intended to facilitate a rapid payback on our physicians' initial investment, which currently can be achieved by treating as few as 30 patients. We also intend to drive consumables sales through our brand building activities and by providing our Fraxel Skin Ecology System line of cosmeceuticals.

Our Products and Products Under Development

We have developed two skin rejuvenation systems based on our proprietary Fraxel laser technology and we currently have a third in development. We offer the Fraxel re:store system and the Fraxel re:fine system, which have received FDA 510(k) clearance for a range of skin conditions, and we expect to launch the Fraxel re:pair system in the first quarter of 2008. Each of our systems uses a consumable treatment tip. We have also developed a line of branded cosmeceuticals that we expect to introduce beginning in the fourth quarter of 2007.

The following table provides information regarding our Fraxel laser systems.

	Fraxel re:store	Fraxel re:fine	Fraxel re:pair
Commercial launch date:	September 2006(1)	June 2007	Anticipated First Quarter 2008
Modality:	Non-ablative	Non-ablative	Ablative
Laser energy source:	Erbium Glass Fiber Laser	Raman-shifted Fiber Laser	CO2 Laser
Wavelength:	1550 nm	1410 nm	10600 nm
510(k) Status:
Melasma	Cleared	Cleared
Periorbital Wrinkles	Cleared	Cleared
Resurfacing	Cleared	Cleared	Cleared
Pigmentation	Cleared	Cleared	Pending
Surgical/Acne Scars	Cleared	Cleared
Actinic Keratoses	Cleared
Soft Tissue Coagulation	Cleared	Cleared	Cleared
Soft Tissue Ablation			Cleared
Skin Laxity			Pending
Rhytides			Pending
Vascular Dyschromia			Pending
Typical patient treatments:	3-4	5-6	1-2
Consumable treatment tip:	Yes	Yes	Yes
Approximate tip life:	3-5 full face treatments	5-6 full face treatments	1 full face treatment

(1)
System updated from previous system launched in September 2004.

Fraxel re:store Laser System

Our Fraxel re:store system was launched in September 2006 as an improved next generation product to our first system launched in September 2004 and offers a fractional non-ablative treatment utilizing a fiber laser. As compared to our first system, our Fraxel re:store system offers improved ergonomics, including decreased handpiece weight, an adjustable spot size feature which allows for higher treatment energies and increased depth of penetration, improved tracking system and tip design which eliminated the need for the application of a blue dye and reduced preparation time prior to treatment, and a dosage feedback system that enables the physician to accurately monitor the total energy delivered to the treatment area. We believe the Fraxel re:store system provides an effective solution for skin conditions such as wrinkles, acne scars, skin texture and tone, and pigmentation, including melasma. This system can be operated at a wide range of treatment levels offering the clinician the versatility to treat both superficial and deep conditions based on the patient's needs and preferences. Our targeted customer base for the Fraxel re:store system is physicians who have experience with aesthetic lasers or otherwise have practices performing various aesthetic treatments.

Fraxel re:fine Laser System

Our Fraxel re:fine system, which we launched in June 2007, offers a fractional non-ablative treatment utilizing a fiber laser. The Fraxel re:fine system provides an effective, low discomfort treatment solution in a compact design. The Fraxel re:fine system is for physician practices that want to provide treatment for skin tone and texture, pigmentation and fine lines rather than the broader range of conditions treated by the Fraxel re:store system. Our target customer for the Fraxel re:fine system is a physician practice that is expanding into aesthetics or has a younger patient base primarily interested in preventative or lighter treatments.

Fraxel re:pair Laser System

Our Fraxel re:pair system, which we are currently developing and expect to launch in the first quarter of 2008, will offer a fractional ablative treatment utilizing a CO2 laser. We believe our Fraxel re:pair system will produce similar effectiveness to traditional bulk ablative treatments, with less downtime and risks. The system will also go deeper into the skin than bulk ablative treatments, which may provide additional skin tightening. The Fraxel re:pair system delivers a new type of treatment we call fractional deep dermal ablation, or FDDA treatment. The Fraxel re:pair system has received FDA 510(k) clearance for dermatological procedures requiring ablation, coagulation and resurfacing of soft tissue, and we have sought clearance for additional indications such as photodamage skin, skin laxity, rhytides, pigmentation and vascular dyschromia. We also may seek FDA 510(k) clearance for indications such as acne scars, surgical scars and striae. Our targeted customer base for the Fraxel re:pair system will be physician practices who have significant experience in working with aesthetic lasers and are seeking effective but safer ablative procedures with less downtime than those currently offered in the market.

Fraxel Consumable Treatment Tips

Our Fraxel laser systems use proprietary consumable treatment tips. To perform a treatment, the physician attaches to the handpiece a treatment tip, which is designed to ensure the treatment is delivered consistently, safely and effectively. After approximately three to five treatments for the Fraxel re:store laser system and approximately five to six treatments for the Fraxel re:fine laser system the consumable tip is depleted of its useful life and must be replaced. The consumable tip to be used in our Fraxel re:pair laser system must be replaced following each treatment.

Cosmeceuticals: the Fraxel Skin Ecology System

We expect to introduce our line of cosmeceuticals, the Fraxel Skin Ecology System, beginning in the fourth quarter of 2007, and will sell this skin care system to our physician customers for resale to patients. Our skin care line consists of in-office products to be used immediately following a Fraxel laser treatment as well as a patient kit to be used at home in between Fraxel laser treatments, and is designed to enhance the experience of the Fraxel laser treatment. All Fraxel Skin Ecology products have been dermatologist tested, and are hypoallergenic and substantially surfactant and fragrance-free to ensure that they are gentle on the skin.

Components of Our Fraxel Laser Systems

Our Fraxel laser systems are comprised of a laser system and a delivery system, including the control console and handpiece. These components generate the laser energy, create individual fractional laser beams and deliver the treatment to the patient according to our optimized treatment parameters.

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  Fraxel re:store and Fraxel re:fine lasers.    Our Fraxel re:store and Fraxel re:fine system consoles each contain a fiber laser which generates laser pulses at 1550 nm and 1410 nm wavelengths, respectively. These wavelengths were specifically chosen to target water in the skin and to optimize the treatment results of each system. The fiber laser technology is specifically designed to produce a high quality beam of energy that maintains its wavelength accuracy to within a few nanometers. The fiber laser is also highly efficient, with low power requirements that can be provided by a standard wall outlet, and without the need for water cooling. Furthermore, the fiber laser is durable and robust with a long life span, and it is easy to set up and maintain, with no service requirement or need for optical alignments or adjustments.

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  Fraxel re:pair lasers.    Our Fraxel re:pair laser system, which we expect to launch in the first quarter of 2008, utilizes an air-cooled CO2 laser at 10600 nm. The specific water absorption characteristics of this wavelength in the skin enables the laser to ablate the tissue immediately, creating a needle-like crater and thin zone of coagulation into the dermis. The treatment is made up of deep microscopic ablated zones surrounded by undamaged tissue, rather than a thin, general ablation of the entire surface as typically achieved with traditional CO2 lasers. By utilizing our fractional deep dermal ablation treatment, we believe we can optimize treatments with the CO2 laser for safer procedures and lower patient downtime.

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  Control Console and Graphical User Interface.    Our Fraxel laser systems feature a touch screen graphical user interface that allows the practitioner to select the energy level, treatment level and number of passes. In addition, each system has a dosage feedback system that enables the physician to accurately monitor the total energy delivered to the treatment area by utilizing measurement information obtained from our intelligent optical tracking system. The console also features a simulation mode for training and patient demonstration.

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  Handpiece.    The laser energy is delivered to our Fraxel laser handpieces, which incorporate our high speed scanner and our Intelligent Optical Tracking System. An additional feature in the Fraxel re:store and Fraxel re:fine handpieces is an automated spot size control system. This system delivers optimum lesion penetration at each energy setting and minimizes bulk heating and discomfort.

  •
  Consumable Treatment Tips.    Our Fraxel laser systems use consumable treatment tips that attach to the handpiece. Due to the amount of laser energy absorbed by these tips over the course of treatments, they degrade and require replacement. We offer large and small tip solutions enabling the physician to treat all areas of the body effectively. Both the Fraxel re:fine and Fraxel re:store tips are designed to accommodate high level disinfection, and the necessary disinfection trays and instructions are provided during installation and training. The Fraxel re:pair tips are designed to support evacuation of tissue debris from the treatment field and are intended to eliminate any risk of biohazard, due to the ablative nature of the treatment.

The Fraxel Laser Treatment Procedure

Our Fraxel laser systems are designed to be easy to use, safe and effective. The treatment procedure is similar for all of our current products and applications and consists of the following steps:

Preparation.    Typically, the preparation regimen is as follows: the treatment area is thoroughly washed and a topical anesthetic is applied to numb the skin. The patient waits approximately 45 to 60 minutes for the anesthetic to take effect before treatment begins. The topical anesthetic is then removed. For the Fraxel re:store and Fraxel re:fine treatments a small amount of Fraxel Tracking Gel (clear ointment) is applied to the skin to act as a lubricant and provide a visible track on the skin to assist the clinician in delivering a uniform overlap technique. For the Fraxel re:pair laser treatment, additional anesthesia may be used for some patients, including oral analgesics and/or nerve blocks.

Fraxel Laser Treatment.    Our Fraxel laser systems only require the user to set three machine adjustable parameters: energy level, treatment level and number of passes. A precise dose of pulse energy can be set within a range of low to high which directly correlates to treatment depth or the indication being treated. For superficial treatments, such as texture, tone and pigment disorders, the treatment can be done with lower pulse energies. Higher pulse energies achieve deeper penetration to maximize efficacy on indications requiring greater collagen remodeling, such as wrinkles and acne scars. Treatment level can be adjusted to set the intensity of the treatment by increasing or decreasing the amount of individual treatment zones delivered in one session. Higher treatment levels, or more aggressive treatments, may require fewer treatment sessions, but often have more downtime while lower treatment levels, or mild treatments, may require more treatments but have minimal to no downtime. To treat the selected area the user glides the handpiece over the skin in a simple painting motion. On a typical full-face treatment, a Fraxel laser system will place up to one million individual treatment zones and spare a significant amount of tissue in the treated area.

Post-Treatment.    Typically, patients wash their face and apply sun block and other cosmeceuticals. With the expected introduction of our Fraxel Skin Ecology System beginning in the fourth quarter of 2007, patients may also use our Fraxel Skin Ecology System post-treatment. Treatment results become progressively more visible within one to two weeks after each treatment and optimize within three to six months after the last treatment. Since we only began marketing our first Fraxel® laser system in 2004 we do not yet have results from long-term follow-up studies and therefore cannot confirm the duration of our treatment results. We believe that duration and treatment results vary substantially by patient, treated indication and laser system used. For example, the level of sun exposure after treatment as well as the patient's natural aging process can affect the duration of the treatment results. For acne scars and melasma, the duration of results can also depend on whether the underlying cause is still present in the patient. Redness and some swelling may be present for a short period after Fraxel laser treatment. With the Fraxel re:fine and Fraxel re:store laser treatments, patients can generally go back to normal routines such as applying make-up or shaving immediately after treatment. Due to the more aggressive nature of the Fraxel re:pair treatment, patients may need some wound care for a limited period. Following this period, the patient may continue to experience redness for several days.

Research and Development

Our research and development group develops new technologies and products to address underserved or unmet market needs. The major focus of this group is to leverage our technology platform for new aesthetic applications and develop new technology platforms for aesthetic applications. We work closely with thought leaders and physician customers to understand unmet needs and emerging applications in aesthetic medicine. We believe a distinguishing characteristic of our research and development is our biomedical research in skin science. We collaborate with IPG Photonics Corporation, the supplier of our lasers, to develop our next generation laser delivery technologies for additional applications including manufacturing and industrial uses. We are also collaborating with Massachusetts General Hospital and others to research new applications. We are paying approximately $1.0 million over a three year period for sponsored research on laser-based therapies for a variety of skin conditions being conducted by researchers at Massachusetts General Hospital.

As of June 30, 2007, our research and development activities were conducted by a staff of 29 employees with a broad base of experience in the areas of advanced development, product engineering, biomedical engineering and clinical testing. The advanced development team includes physicists and biomedical systems engineers who create the prototype devices that enable the biomedical engineering team to explore the skin science. The biomedical engineering team is led by laser tissue interaction specialists who model the laser tissue interactions, and create the databases that are utilized for the design of our Fraxel laser systems. Our biomedical engineering team also provides the skin science expertise for our cosmeceutical development program, using liquid chromatography, immuno- histological and genomic methods. The product engineering team consists of experienced optical engineers, opto-mechanical engineers, electrical engineers and embedded machine control software engineers.

In addition to the broad range of applications for which we have received FDA clearance, we are conducting further studies to evaluate the potential of our Fraxel laser technology to treat striae, or stretch marks, atrophic scars, and eyelid and under-eye skin tightening. In addition to these indications, we believe that our Fraxel laser technology can potentially be applied to treat other aesthetic skin conditions and we are exploring additional applications for our technology.

On-Site Fraxel Clinic.    We are co-located with an independent dermatology clinic managed by an independent dermatologist medical director. The staff of the clinic performs Fraxel laser procedures, participates in clinical studies and assists in research into new therapies using our Fraxel laser systems. These studies provide us with immediate feedback on treatment parameters and treatment protocols which enable us to improve the safety and efficacy of our Fraxel laser systems. The clinic also conducts on-site clinical studies in support of obtaining additional regulatory clearances, applications, applications development and photographic documentation. The clinic also offers us a hands-on observation and training center for potential physician and nurse customers or for those interested in advanced training in treatment protocols and system parameters to achieve optimal outcomes.

Sales and Marketing

In the United States, we sell through a direct sales force supported by a team of clinical educators. As of June 30, 2007, in the United States we had a 27 person direct sales force, five sales managers and 12 clinical educators. Internationally, we sell primarily through a network of distribution partners, most of which have their own sales and clinical educator functions. As of June 30, 2007, we had 29 international distributors, giving our products representation in over 60 countries. We train and manage these distributors utilizing five international regional sales managers and one international clinical educator manager. We plan to increase the size of our domestic sales and clinical educator staff, add distributors around the world and develop a direct sales presence in selected international countries.

Sales Strategy

Currently, both our domestic and international sales efforts are primarily focused on physicians such as dermatologists, plastic surgeons and cosmetic surgeons whose practices are primarily aesthetic medical treatment. We recently expanded our sales efforts and are now also approaching physicians such as gynecologists, ophthalmologists and others, including those in general practice.

Our sales strategy is focused on the following:

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  Consultative Sales Process. Our sales people and distributors' sales teams work with physicians to determine how the Fraxel laser system can be best integrated into their practice and generate an attractive return on their investment. They discuss the nature and demographics of the doctor's patients and how they could be helped with the Fraxel laser system. Further, they discuss various financing options, how to set up staffing and scheduling, and how to develop and implement marketing strategies to drive patient awareness and traffic for treatments into their practices.

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  Clinical Education. We seek to establish and build strong ongoing relationships with our customers through both our direct and distributors' teams of clinical educators. Clinical educators train the physician and staff personnel on Fraxel laser treatment techniques. Our clinical educators also conduct regular post-installation training sessions to communicate effective treatment protocols, teach new applications and assist with the physician's practice marketing.

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  Channel Programs. We promote awareness and use of Fraxel laser systems and treatments among our current and potential physician customers by utilizing speakers' bureaus, conducting hands-on workshops, offering web-based professional education and placing our systems in key research institutions.

Marketing Strategy

Our marketing strategy supports sales by building brand awareness of our Fraxel laser systems among patients and physicians to drive the sale of additional Fraxel laser systems and consumable treatment tips.

Our consumer-based marketing strategy is designed around three components:

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  Public Relations. Our public relations strategy focuses on promoting our brand within top tier beauty magazines and local and national popular news and talk shows.

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  Advertising. Our advertising delivers the brand message directly to the consumer through a variety of different mediums including internet advertising and outdoor and indoor billboard placement.

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  Direct Marketing. We have initiated a series of direct mail programs aimed at potential patients with geographic, demographic and behavioral characteristics identifiable with our target audience.

Our physician-based marketing strategy is designed around two components:

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  Product Messaging. We assist the sales team in selling Fraxel laser systems by providing the physician with materials and programs designed to familiarize him or her with the benefits and features of the Fraxel laser systems and how they could help improve the physician's practice.

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  Practice-building Materials. We make available practice building materials and educational tools that assist the physician in training their staff, leveraging internet and local advertising channels, increasing patient awareness and performing more Fraxel laser treatments.

Manufacturing

We manufacture our products with components and subassemblies supplied by our vendors. We assemble and test our products in our Mountain View, California facility, which meets necessary FDA, ISO and other quality standards. We purchase components and subassemblies for our laser systems from a limited number of suppliers. We have entered into long-term supply agreements with several suppliers in order to gain cost reductions associated with higher volume purchase commitments. Our line of cosmeceuticals are supplied by companies with expertise in cosmeceutical formulation and packaging.

We rely exclusively on IPG Photonics Corporation for the supply of fiber lasers used in our Fraxel laser systems. We have agreed to purchase from IPG all of our fiber lasers with specific characteristics that are used for specified treatment applications. IPG has granted us worldwide exclusivity with respect to its supply of fiber lasers with specific characteristics for our specific applications. IPG's exclusivity obligations will terminate if we are unable to achieve minimum annual purchase requirements. We have met those requirements to date, and expect to do so in each of the remaining years of the agreement. We have also granted IPG a right of first offer on all laser sources we are considering for any new products under development. Our current agreement expires on December 31, 2009.

Intellectual Property Rights

We rely on a combination of patent, copyright, trademark and other intellectual property laws, confidentiality agreements and invention assignment agreements to protect our intellectual property rights. As of June 30, 2007, we had 25 issued U.S. patents and 56 pending U.S. and 52 pending foreign patent applications. These issued United States patents have expiration dates between 2010 and 2023. Expiration may occur earlier under certain circumstances, such as if we do not continue to pay maintenance fees to the United States Patent and Trademark Office. Not all of our patents and patent applications are related to our current or future product lines, and some of our patents have been licensed to third parties. As of June 30, 2007, four of our issued United States patents cover particular operating features of the Fraxel SR750 laser system, which is not being actively marketed. Two of our issued United States patents cover particular operating features of the Fraxel re:store laser system. These two United States patents expire in 2015 and are related through a common ancestor. The pending foreign applications relate to similar underlying technological claims to the United States patents and/or patent applications. We intend to file applications for additional patents to strengthen our intellectual property rights.

Our patent applications may not result in issued patents, and we cannot assure you that any patents that issue will provide a competitive advantage. Moreover, any patents issued to us may be challenged by third parties as invalid or parties may independently develop similar or competing technology or design around any of our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Moreover, although we have pending patent applications in the United States that, if issued in their present form, would in our belief cover some of our competitors' products, our issued patents in their present form do not preclude new or existing competitors from developing competing technologies based on fractional resurfacing generally.

We have entered into an exclusive, royalty bearing, worldwide license, with the right to sub-license, with Massachusetts General Hospital to a patent application relating to some of the technology used in our Fraxel laser systems. Under the agreement, we have made a payment to Massachusetts General Hospital upon achievement of a described milestone, and we pay royalties on sales of our current Fraxel laser systems and consumable tips. Massachusetts General Hospital has the right to control the prosecution of the patent application subject to this license and the enforcement of any patent that may issue, subject to our right to enforce it should Massachusetts General Hospital elect not to do so. Our license agreement with Massachusetts General Hospital will remain in effect until the later of (a) the date on which all issued patents and filed patent applications within the patent application subject to the agreement have expired or been abandoned, and (b) one year after the last commercial sale for which a royalty is due under the agreement, unless the agreement is terminated earlier in accordance with its terms.

We have several registered trademarks and service marks. Three of our primary marks (FRAXEL, RELIANT and the Reliant logo) have received registrations in the United States and a large number of foreign jurisdictions around the world (e.g., Australia, Canada, European Community, Japan and South Korea). Trademark and service mark applications for a fourth primary mark (the Fraxel logo) have been filed in the United States and a large number of foreign jurisdictions. We own several other trademarks and service marks that have been registered or are pending registration in several jurisdictions. We have an active trademark enforcement program to limit misuse and unauthorized use of our marks.

We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us. We also require them to agree to disclose and assign to us all inventions conceived in connection with the relationship. We cannot provide any assurance that employees, consultants and advisors will abide by the confidentiality or assignment terms of their agreements. Despite measures taken to protect our intellectual property, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary.

Competition

Our industry is subject to intense competition. We compete directly against laser and light based skin rejuvenation products and procedures offered by companies such as Alma Lasers, Cutera, Cynosure, Lumenis, Lutronic, Palomar Medical Technologies, Sciton, Syneron Medical and Thermage. In addition, we compete against existing and emerging treatment alternatives such as cosmetic surgery, chemical peels, dermabrasions, microdermabrasions, Botox, dermal fillers and collagen injections. Some of these alternative procedures require a lower initial capital investment by the practitioner, and some of these procedures may be less invasive than our procedure. Some of our competitors are publicly-traded companies and others have significantly greater operating histories than we do, and many of them may enjoy several competitive advantages, including

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  greater name recognition;

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  more extensive intellectual property protection;

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  established relationships with practitioners and other health care professionals;

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  established domestic and international distribution networks;

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  additional lines of products or existing treatment systems, and the ability to offer rebates or bundle products to offer higher discounts or incentives;

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  greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products; and

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  greater financial resources for product development, sales and marketing and patent litigation.

Competition among providers of laser and other light based devices for the aesthetic market is characterized by intensive sales and marketing activity. There are few barriers to entry that would prevent new entrants or existing competitors from developing products that could compete with ours. There are many companies, both public and private, that are developing devices that use both light- based and alternative technologies. Additional competitors may enter the market, and we are likely to compete with new companies in the future. To compete effectively, we have to spend significantly on sales and marketing activities and differentiate our products on the basis of performance, brand name, reputation and price. We have encountered and expect to continue to encounter potential customers who, due to existing relationships with our competitors, are committed to, or prefer the products offered by these competitors. We expect that competitive pressures may result in price reductions and reduced margins over time for our products.

Government Regulation

United States

Medical Device Regulation

Our Fraxel laser systems are medical devices subject to extensive and rigorous regulation by the U.S. Food and Drug Administration, or the FDA, under the Federal Food, Drug, and Cosmetic Act, or FDCA, as well as other federal and state regulatory bodies in the United States, and laws and regulations of foreign authorities in other countries. FDA requirements specific to medical devices are wide ranging and govern, among other things:

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  design, development and manufacturing;

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  testing, labeling and storage;

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  clinical trials in humans;

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  product safety;

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  marketing, sales and distribution;

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  premarket clearance or approval;

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  record keeping procedures;

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  advertising and promotion;

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  post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to serious injury or death; and

  •
  product export.

Unless an exemption applies, each medical device to be commercially distributed in the United States must receive prior to marketing either 510(k) clearance or premarket application, or PMA approval, from the FDA pursuant to the FDCA. Medical devices are classified into one of three classes—Class I, Class II, or Class III—depending on the degree or risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Medical devices deemed to pose relatively less risk are placed in either Class I or II, which generally requires the manufacturer to submit a premarket notification under Section 510(k) of the FDCA requesting permission for commercial distribution; this is known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device, or to a "preamendment device"—i.e., a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for submission of PMA applications—are placed in Class III requiring PMA approval. Our Fraxel laser systems are currently classified as Class II.

510(k) Clearance Pathway.    To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is "substantially equivalent" in intended use and in safety and effectiveness to a "predicate device," i.e., a previously 510(k) cleared device or a preamendment device. The FDA makes this determination based upon a comparison of intended use and technological characteristics. The FDA's 510(k) clearance pathway usually takes from four to 12 months, but it can last longer and clearance is never guaranteed. In reviewing a premarket notification, the FDA may request additional information, including clinical data, which can cause substantial delay. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously cleared device or use, the FDA will place the device, or the particular use, into Class III.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained.

PMA Approval Pathway. A product not eligible for 510(k) clearance must follow the PMA approval pathway, which requires proof of the safety and effectiveness of the device to the FDA's satisfaction. The PMA approval pathway is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer.

A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the PMA review, the FDA will typically inspect the manufacturer's facilities for compliance with Quality System Regulation, or QSR, requirements, which impose elaborate testing, control, documentation and other quality assurance procedures.

Upon submission, the FDA determines if the PMA application is sufficiently complete to permit a substantive review, and, if so, the application is accepted for filing. The FDA then commences an in-depth review of the PMA application, which typically takes one to three years, but may last longer. An advisory panel of experts from outside the FDA is typically convened to review and evaluate the PMA applications and provide recommendations to the FDA as to the approval of the device. Even after approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process.

Clinical Studies.    A clinical trial is almost always required to support a PMA approval and a clinical study or trial is sometimes required to support 510(k) clearance. All clinical studies of investigational devices must be conducted in compliance with FDA's requirements. If an investigational device could pose a significant risk to patients (as defined in the regulations), the FDA must approve an Investigational Device Exemption, or IDE, application prior to initiation of investigational use. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. FDA typically grants IDE approval for a specified number of patients to be treated at specified study centers. A nonsignificant risk device does not require FDA approval of an IDE. Both significant risk and nonsignificant risk investigational devices require approval from institutional review boards, or IRBs, at the study centers where the device will be used. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials.

During the study, the sponsor must comply with the FDA's IDE requirements for investigator selection, trial monitoring, reporting and record keeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and record keeping requirements. The IDE requirements apply to all investigational devices, whether considered significant or nonsignificant risk. The sponsor, the FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and efficacy of the device, or may otherwise not be sufficient to obtain clearance or approval of the product.

Postmarket.    After a device is placed on the market, whether via the 510(k) or PMA pathway, numerous regulatory requirements apply. These include: the QSR, labeling regulations, the FDA's general prohibition against promoting products for unapproved or "off-label" uses, the Medical Device Reporting regulation (which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur), and the Reports of Corrections and Removals regulation (which requires manufacturers to report recalls and field actions to the FDA if initiated to reduce a risk to health posed by the device or to remedy a violation of the FDCA).

The FDA enforces these requirements by inspection and market surveillance. If the FDA finds a violation, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

  •
  fines, injunctions, consent decrees and civil penalties;

  •
  repairs, replacements, refunds, recalls, detentions or seizures of our products;

  •
  operating restrictions or partial suspension or total shutdown of production;

  •
  refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses, or modifications to existing products;

  •
  withdrawing 510(k) clearance or premarket approvals that have already been granted; and

  •
  criminal prosecution.

The Federal Trade Commission also regulates the advertising of many types of medical devices, including all those with 510(k) clearance.

Our Fraxel laser systems, including the Fraxel SR750, Fraxel re:store, Fraxel re:fine and Fraxel re:pair laser systems are regulated as Class II medical devices. We have obtained ten 510(k) clearances to market each device for multiple indications.

We presently have two 510(k) submissions pending clearance by the FDA. The first 510(k) is a labeling modification for the Fraxel re:pair device and seeks to expand the indications for use statement to include treatment of photodamage, including rhytides, pigmentation and vascular dyschromia, and skin laxity. The second pending 510(k) is an initial submission for clearance of a skin chilling device. We cannot assure you that these clearances will be granted in a timely fashion, or at all. We do not have any device currently in development that we believe will require PMA approval.

We have sponsored 47 IRB-approved clinical studies, for the purposes of evaluating our significant risk investigational devices prior to FDA clearance or conducting post-market evaluation of our cleared devices for various indications. Each of our 510(k) submissions was supported by one or more clinical studies. We have conducted 16 IDE studies in total. We expect that our 510(k) submissions for new devices or new indications for our cleared devices will continue to require supporting clinical studies. We cannot assure that any study we conduct will be completed in a timely fashion, or at all, or that any such study will generate data sufficient to support 510(k) clearance.

As of July 31, 2007, pursuant to the MDR regulations, we have reported to the FDA fifteen incidents related to scarring or necessary medical intervention to preclude the formation of scarring following treatments with the Fraxel SR750 laser or the Fraxel re:store laser. Two of these incidents also involved infections.

We have registered with the FDA as a medical device manufacturer and we have obtained a manufacturing license from the California Department of Health Services, or CDHS. The FDA inspected our facility on February 22-23, 2005, and one 483 inspectional observation was noted. The observation noted the omission of a test procedure to verify the control system of the Fraxel SR750 laser system for the key switch removal process. In response to the observation, a manufacturing test procedure was successfully implemented in March 2005. The Food and Drug Branch, or FDB, of the CDHS first inspected our facility and quality systems on April 7-9, 2004, with minor observations noted, all of which were corrected immediately thereafter. A second CA FDB inspection was conducted on August 16, 2006, with no observations noted.

Cosmetic and OTC Drug Regulation

The Fraxel Skin Ecology System consists of one over-the-counter, or OTC, sunscreen drug product and several cosmetic products. The FDA regulates OTC drugs and cosmetics marketed in the United States under the authority of the FDC Act and, to some extent, the Fair Packaging and Labeling Act. Both OTC drug and cosmetic companies engaged in the manufacturing, processing, packing, or holding of such products are subject to FDA inspection.

FDA regulations implementing the FDC Act prescribe certain labeling and formulation requirements for OTC drugs. OTC sunscreen drug products must be labeled and marketed in general compliance with the OTC monograph for sunscreen drug products. Companies engaged in the manufacture of OTC drugs must register with the FDA, and manufacturers and distributors of OTC drugs must list their products with the FDA. OTC drugs must be manufactured in accordance with good manufacturing practice. The FDA may take enforcement action against misbranded or adulterated OTC sunscreen drug products.

Unlike OTC drugs, cosmetics are subject to less stringent FDA regulatory requirements. Cosmetics must be labeled in accordance with the FDA cosmetic labeling regulations, and companies marketing cosmetics must ensure that the ingredients and products are safe and do not claim to diagnose, mitigate, treat, cure or prevent diseases or to affect the structure or function of the body, which could lead the FDA to regulate the product as a drug under the FDC Act. This would require companies to seek new drug approval for these products to remain on the market or to withdraw a product until required clinical trials are performed and new drug approval is obtained. The FDA does not approve cosmetic ingredients prior to use, except for color additives. The FDA may take enforcement action against cosmetics that are found to be unsafe or to have false or misleading labeling, or are being marketed as drugs under the applicable laws and regulations. Facility registration and ingredient listing with FDA is voluntary.

European Union

Our products are regulated in the European Union as medical devices per the European Union Directive No. 93/42/EEC, also known as the Medical Device Directive. An authorized party, referred to as a notified body, must approve our products for CE marking, so as to allow their marketing throughout the European Economic Area. Our Fraxel SR750 laser was approved for CE marking on December 10, 2006, the Fraxel re:store laser was approved for CE marking on September 28, 2004 and the Fraxel re:fine laser was approved for CE marking on September 19, 2007. We cannot assure you that we will be able to obtain the CE marking for new products in the future, but do intend to seek this designation of conformity for the Fraxel re:pair laser in 2007. The CE marking is contingent upon our continued compliance to the applicable regulations and the quality system requirements of ISO 13485 certification standard. The European Community also has regulations similar to that of the FDA for the advertising and promotion of medical devices and products, clinical investigations, and adverse events. We believe that we are in sufficient compliance with such regulations at this time.

Rest of the World

Most of the major medical device markets throughout the world have regulatory requirements which are applicable to the Fraxel laser systems, although the extent and nature of each country's regulatory requirements is distinct. The regulatory requirements, and the review time, vary significantly from country to country. Our Fraxel SR750 laser and Fraxel re:store lasers are currently approved for sale in Argentina, Australia, Brazil, Canada, Colombia, Hong Kong, Korea, Mexico, Philippines, Russia,

Singapore and Taiwan and are authorized for export in additional "unregulated markets", or countries that do not regulate medical devices. Modifications to either of these approved products will require a new regulatory submission in each of the regulated markets. Additionally, we are currently seeking approval for sale of the Fraxel SR750 and Fraxel re:store lasers in the People's Republic of China and expect the review process to be completed in the second quarter of 2008. We cannot assure you that we will be able to obtain or maintain all required product approvals. We cannot assure you of the timing or the successes of our efforts to obtain the approvals for the current and future products in the international markets.

Employees

As of June 30, 2007, we had 184 full-time employees, consisting of 36 in research and development and regulatory affairs, 27 in manufacturing and quality control, 89 in sales and marketing and 32 in general and administrative functions. We believe that our future success will depend on our continued ability to attract, hire and retain qualified personnel. None of our employees is covered by a collective bargaining agreement. We believe our employee relations are good.

Facilities

We are headquartered and currently manufacture our products in Mountain View, California, where we lease approximately 64,000 square feet under a lease expiring in November 2008, with an option to extend for one year. We are currently planning on exercising this option. We also lease an approximately 6,000 square foot warehouse in Mountain View, California. We believe that our current facilities will meet our projected capacity requirements through November 2009.

Legal Proceedings

On August 6, 2007, we were served with a complaint filed in San Mateo County Superior Court styled Court House Plaza Company v. Reliant Technologies, Inc., et al. The complaint alleges that plaintiff, a former landlord of ours, is entitled to certain warrants to purchase our common stock in partial consideration for our lease of the plaintiff's property between 2002 and 2005. After the termination of the lease agreement, we entered into a written agreement in April 2006 with plaintiff whereby we granted plaintiff a warrant to purchase 204,090 shares of our preferred stock in settlement of all obligations owed by us under the lease agreement. The plaintiff now alleges that it is entitled to 415,030 fully-paid shares, rather than the warrant, and has asserted claims for declaratory relief, contract damages of $887,600 plus interest and reformation of the warrant agreement entered into in April 2006. On September 14, 2007, we filed an answer generally denying all asserted claims and separately, a cross-complaint for declaratory relief. We intend to vigorously defend the matter.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of August 13, 2007.

Name	Age	Position
Eric B. Stang	47	Chief Executive Officer, President and Director
Leonard C. DeBenedictis	66	Chief Technology Officer and Executive Vice President and Director
Andrew H. Galligan	51	Chief Financial Officer
Bruce E. MacMillan	56	Vice President and General Counsel
Jeffrey S. Jones	51	Chief Operating Officer
Anja B. Krammer	39	Vice President of Marketing
Keith J. Sullivan	49	Vice President of Sales
Henry E. Gauthier	66	Chairman of the Board of Directors
Maynard A. Howe, Ph.D.	60	Vice Chairman of the Board of Directors
William T. Harrington, M.D.(1)(3)	47	Director
Steven Mendelow(1)(2)(3)	64	Director
Glen D. Nelson, M.D.(2)(3)	70	Director
Robert J. Quillinan(1)	60	Director
Beth J. Kaplan	49	Director
Robert J. Zollars(2)	50	Director

(1)
Member of our audit committee.
(2)
Member of our compensation committee.
(3)
Member of our nominating and corporate governance committee.

Eric B. Stang has served as our President and Chief Executive Officer and a member of our board of directors since October 2006. Mr. Stang served as Chairman, President and Chief Executive Officer of Lexar Media, Inc., a digital media products company, from July 2003 until its acquisition in June 2006 and until September 2006 in a transition role. From July 2001 to July 2003, Mr. Stang served as President, Chief Executive Officer and on the board of directors of Lexar Media, Inc. From November 1999 to July 2001, Mr. Stang served as Chief Operating Officer of Lexar Media, Inc. and as a member of the board of directors. From June 1998 to November 1999, Mr. Stang was Vice President and General Manager of the Radiation Therapy Products Division of ADAC Laboratories, a medical equipment and software company. From April 1990 to May 1998, he worked for Raychem Corporation, a material science company, where his last position was Director of Operations and Division Manager, Materials Division. Prior to joining Raychem, Mr. Stang co-founded Monitor Company Europe Limited, an international strategic consulting firm, and worked for McKinsey & Company as a management consultant. Mr. Stang holds a B.A. in economics from Stanford University and an M.B.A. from the Harvard Business School.

Leonard C. DeBenedictis has served as our Chief Technology Officer and Executive Vice President since January 2005, and has been a member of our board of directors since June 2002 and our Vice Chairman since February 2005. From November 2005 to October 2006, Mr. DeBenedictis served as our President and Chief Executive Officer. From January 2003 to January 2005, Mr. DeBenedictis served as our President and Chief Technology Officer. From February 2002 to January 2003, Mr. DeBenedictis served as our Vice President, New Product Development. From October 2001 to

February 2002, Mr. DeBenedictis was a consultant to us. From January 1996 to February 2002, Mr. DeBenedictis served as Executive Director at the Sports Medicine Institute International, a non-profit sports health company. From 1985 to 1994, Mr. DeBenedictis served as Corporate Vice President and General Manager of the Medical Group and the Laser Group at Coherent, Inc., a laser and photonics company. Mr. DeBenedictis holds a B.S. in Physics from the University of California at Santa Barbara and an M.S. in Physics from California State University at San Diego.

Andrew H. Galligan has served as our Chief Financial Officer since July 2007. From February 2007 to April 2007, Mr. Galligan was a consultant to us. From March 2003 to January 2007, Mr. Galligan served as Vice President and Chief Financial Officer of Metrika, Inc., a medical device company. From November 2001 to March 2003, Mr. Galligan was Chief Financial Officer of Corcept Therapeutics Incorporated, a pharmaceutical company. From July 1998 to November 2001, Mr. Galligan was Vice President of Finance and Chief Financial Officer of Amira Medical, Inc., a medical device company. From December 1993 to June 1998, Mr. Galligan was Vice President of Finance and Chief Financial Officer of Molecular Devices Corporation, a scientific instrumentation company. Mr. Galligan is an Irish chartered accountant and holds a business degree from Trinity College, Dublin University.

Bruce E. MacMillan has served as our Vice President, General Counsel and Corporate Secretary since January 2007. During 2006, Mr. MacMillan was an independent consultant. From 2004 to 2005, Mr. MacMillan served as Senior Vice President, General Counsel and Corporate Secretary of Kosan Biosciences, Inc. From 2002 to 2003, Mr. MacMillan served as Vice President, General Counsel and Corporate Secretary of Caliper Technologies Corp. From 1999 to 2000, Mr. MacMillan served as Vice President, General Counsel and Corporate Secretary of SUGEN, Inc. From 1991 to 1999 he was Associate General Counsel of Raychem Corporation. Prior to that time he was in private practice. Since 2000 he has engaged in private legal and business consulting from time to time. Mr. MacMillan holds a B.A. degree in Economics from the University of California, Berkeley; an M.B.A. degree from the Haas School of Business at the University of California, Berkeley; and a J.D. degree from the University of California, Hastings College of Law.

Jeffrey S. Jones has served as our Chief Operating Officer since May 2004. From February 2001 to January 2004, Mr. Jones served as Chief Operating Officer at LuMend, Inc., a medical device company. From March 1996 to February 2001, Mr. Jones served as Vice President of Operations at EP Technologies, a subsidiary of Boston Scientific Corporation, a medical device company. From 1988 to 1996, Mr. Jones served in various management positions including Director, Fiber Products Group at Coherent Inc., a laser and photonics company. Mr. Jones holds a B.S. in Engineering from the U.S. Military Academy and an M.B.A. in Management from Golden Gate University.

Anja B. Krammer has served as our Vice President of Marketing since April 2006. From April 2004 to April 2006, Ms. Krammer served as Director of Marketing for Medtronic Corporation. From 1998 to April 2004, Ms. Krammer served as Chief Marketing Officer/Founder of MBI, Inc., a marketing consultation company. From December 2000 to September 2001, Ms. Krammer was Vice President, Solutions Marketing for Getronics Corporation, a global IT services company. From April 1999 to December 2000 Ms. Krammer served as Vice President, Indirect channel Sales, promoted from Director of Worldwide Industry Partnership Marketing, with Acterna Corporation, Itronix Division, a mobile computing company. From October 1997 to April 1999, Ms. Krammer was Director of Worldwide Marketing and Communications with Tektronix Corporation, test and measurement equipment company, in its Color Printing and Imaging Division. From October 1995 to October 1997, Ms. Krammer was Director of Worldwide Sales and Marketing with KeyTronic corporation, a computer equipment manufacturer. Ms. Krammer holds a BAIS degree with a focus on Marketing/Management from University of South Carolina.

Keith J. Sullivan has served as our Vice President of Sales since October 2005. From January 2003 to October 2005, Mr. Sullivan served as Director of U.S. Sales for Medtronic Corporation, a medical device company, in its Emergency Response Systems Division. From January 2000 to August 2007, Mr. Sullivan was the Managing Partner and owner of Vision Quest Laser Center, an eye care and treatment center, which he sold in August 2007. From February 1987 to December 1999, Mr. Sullivan was Regional Sales Manager for Coherent, Inc., a laser and photonics company. Mr. Sullivan holds a BBA degree from the College of William & Mary.

Henry E. Gauthier has served as Chairman of our board of directors since July 2005 and on our board of directors since January 2004. From February 2005 to April 2005, Mr. Gauthier served as our President. Since July 2005, Mr. Gauthier has served as a consultant to us. Mr. Gauthier served on the board of directors of Coherent, Inc., a laser and photonics company, from 1983 to 2006, as its President and Chief Operating Officer from 1988 until his retirement in 1996 and as its President and Chief Executive Officer from 1983 through 1988. Since July 1996, Mr. Gauthier has served as a principal at Gauthier Consulting. Mr. Gauthier serves as a member of the board of directors of IPG Photonics Corporation, the exclusive supplier of the fiber lasers used in our Fraxel laser systems. Mr. Gauthier attended the U.S. Coast Guard Academy, San Jose State University and the Stanford University Graduate Business School (Executive Institute).

William T. Harrington, M.D. has served on our board of directors since February 2004. Dr. Harrington has been a partner at Three Arch Partners, a venture capital firm, since 1999. From 1990 to 1999, Dr. Harrington trained at the University of California, San Francisco, as an interventional radiologist. Dr. Harrington holds a B.S. in Biology and Chemistry from Tufts University, an M.D. from Harvard Medical School and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

Maynard A. Howe, Ph.D. has served on our board of directors since June 2001, initially as Chairman until April 2005 and as Vice Chairman since April 2005. Dr. Howe has served as a consultant to us since June 2005. Since 2006, Dr. Howe has served as Chief Executive Officer of Stemedica Cell Technologies, Inc., a biopharmaceutical company. From April 2005 until January 2006, Dr. Howe served as the Chief Executive Officer of Biopharma Scientific, Inc., a company that develops technology to enhance drug performance. From 2001 to April 2005, Dr. Howe served as our Chief Executive Officer and Chairman of our board of directors. Dr. Howe holds a B.S. in Management and Graphic Arts from the Rochester Institute of Technology, an M.S. in Counseling Psychology from the University of Maine and a Ph.D. from the United States International University.

Steven Mendelow has served on our board of directors since April 2003. Since 1983, Mr. Mendelow has been a financial analyst and principal at Konigsberg, Wolf and Company, a certified public accounting and consulting firm. Mr. Mendelow also serves on the board of directors of Iconix Brand Group, Inc., a brand management company. Mr. Mendelow currently serves on several private company boards, including BioPharma Scientific, Inc., a company that develops technology to enhance drug performance, America's Back and Neck Clinic, Inc., a medical treatment company and Stemedica Cell Technologies, Inc., a biopharmaceutical company. Mr. Mendelow holds a B.S. in Business Administration (Accounting) from Bucknell University.

Glen D. Nelson, M.D. has served on our board of directors since October 2004. Dr. Nelson is currently Chairman of GDN Holdings, LLC. From 1988 to 2002, Dr. Nelson served as Vice Chairman at Medtronic Corporation, a medical device company. Dr. Nelson is also a member of the boards of directors of DexCom, Inc., a medical device company, and St. Paul Travelers Companies, Inc., an insurance company. Dr. Nelson holds an M.D. from the University of Minnesota and a B.A. in Anthropology from Harvard College.

Robert J. Quillinan has served on our board of directors since March 2005. Mr. Quillinan retired in 2003. From April 2002 to April 2003, Mr. Quillinan served as Executive Vice President, Mergers and Acquisitions of Coherent, Inc., a laser and photonics company, and as its Executive Vice President and Chief Financial Officer from July 1984 to March 2002. From 2001 until May 2007, Mr. Quillinan served as a member of Coherent's Board of Directors. Mr. Quillinan holds a B.S. and an M.S. in Accounting from Clarkson University and is a Certified Public Accountant.

Beth J. Kaplan has served on our board of directors since August 2007 and served as a consultant to us from March 2006 until August 2007. Since March 2005, Ms. Kaplan has been the managing member of Axcel Partners, LLC, a venture capital firm. From June 2002 to March 2005, Ms. Kaplan was executive vice president of Bath & Body Works, a retail company. Ms. Kaplan is also a member of the board of directors of Blackboard Inc., a software company. Ms. Kaplan received B.S. and M.B.A. degrees from the University of Pennsylvania's Wharton School.

Robert J. Zollars has served on our board of directors since August 2007. Since July 2007, Mr. Zollars has served as Chairman and Chief Executive Officer of Vocera Communications, a wireless communications company. From May 2006 to June 2007, Mr. Zollars served as Chief Executive Officer of Wound Care Solutions, LLC. From June 1999 to March 2006, Mr. Zollars served as Chief Executive Officer of Neoforma, Inc., a medical products company. Mr. Zollars holds a B.S. in Marketing from Arizona State University and an M.B.A. in Finance from John F. Kennedy University.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

Board Composition

Our board of directors is currently composed of ten members, comprised of eight non-employee members, our current President and Chief Executive Officer, and our current Chief Technology Officer and Executive Vice President. Upon completion of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, unless we are or become subject to any applicable limitations under Section 2115(b) of the California Corporation Code. Public companies listed or qualified for trading on a recognized national securities exchange, such as the Nasdaq Global Market, are exempt from Section 2115(b). As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, four of the nominees to the board will be appointed to one-year terms, three will be appointed to two-year terms and three will be appointed to three-year terms. Thereafter, directors will be elected for three-year terms. Our Class I directors, whose terms will expire at the 2008 annual meeting of stockholders, are Drs. Harrington, Howe and Nelson and Mr. Quillinan. Our Class II directors, whose terms will expire at the 2009 annual meeting of stockholders, are Messrs. Stang and Zollars and Ms. Kaplan. Our Class III directors, whose terms will expire at the 2010 annual meeting of stockholders, are Messrs. Gauthier, DeBenedictis and Mendelow. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Pursuant to a voting agreement originally entered into in February 2004 and most recently amended in March 2007 by and among us and certain of our stockholders, Drs. Harrington and Howe were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve. The voting agreement and all rights thereunder will automatically terminate upon completion of this offering, and members previously elected to our board of directors pursuant to the voting agreement will continue to serve as directors until their successors are duly elected by holders of our common stock. For a more complete description of the voting agreement, see "Certain Relationships and Related Party Transactions—Voting Agreement."

Director Independence

In August 2007, our board of directors undertook a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Ms. Kaplan and Messrs. Mendelow, Quillinan and Zollars and Drs. Harrington and Nelson, constituting a majority of the board of directors, are "independent directors" as defined under the rules of the Nasdaq Stock Market.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

Our audit committee is comprised of Messrs. Mendelow and Quillinan and Dr. Harrington, each of whom is a non-employee member of our board of directors. Mr. Quillinan serves as the chairman of the audit committee. Mr. Quillinan is our audit committee financial expert as defined under SEC rules. We believe that the composition of our audit committee meets the requirements for independence and financial literacy under the current listing standards of the Nasdaq Global Market and SEC rules, including the SEC transition rules applicable to newly public companies which permit a non-independent director for a period of one year. Mr. Harrington is a partner at Three Arch Partners, which will hold approximately        % of our outstanding stock following this offering. Due to the status of Three Arch Partners as an affiliate, while Mr. Harrington satisfies the independence requirements under the rules of the Nasdaq Stock Market, he does not satisfy the SEC "super-independence" requirements to applicable members of the audit committees. SEC rules provide that one member of the audit committee may be exempt from the "super-independence" requirement for one year after the effectiveness of this registration statement. We expect to be compliant with the SEC "super-independence" requirements within one year of effectiveness of this registration statement. In addition, our audit committee has the specific responsibilities and authority necessary to comply with the current requirements of the Nasdaq Stock Market and SEC rules.

Our audit committee is responsible for, among other things:

  •
  reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

  •
  evaluating the performance of our independent auditors and deciding whether to retain their services;

  •
  reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

  •
  reviewing and approving all related-party transactions;

  •
  reviewing with our independent auditors and management significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls; and

  •
  establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Both our independent auditors and internal financial personnel regularly meet privately with our audit committee.

Compensation Committee

Our compensation committee is comprised of Messrs. Mendelow and Zollars and Dr. Nelson, each of whom is a non-employee member of our board of directors. Mr. Mendelow serves as the chairman of the compensation committee. Our board of directors has determined that each of the directors serving on our compensation committee meets the requirements for independence under the listing standards of the Nasdaq Global Market and SEC rules.

Our compensation committee is responsible for, among other things:

  •
  reviewing and approving the compensation of our chief executive officer;

  •
  reviewing and approving the compensation policies, plans and programs for our executive officers and other senior management, as well as our overall compensation plans and structure;

  •
  reviewing and discussing with management and recommending to our board of directors the disclosures to be included under the caption "Compensation Discussion and Analysis" for use in any annual reports, registration statements, proxy statements or information statements;

  •
  reviewing and approving the compensation for our independent directors; and

  •
  administering our stock plans and employee benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Mr. Mendelow and Drs. Harrington and Nelson, each of whom is a non-employee member of our board of directors. Dr. Nelson is the chairman of the nominating and corporate governance committee. Our board of directors has determined that each of the directors serving on our nominating and corporate governance committee meets the requirements for independence under the listing standards of the Nasdaq Global Market.

Our nominating and corporate governance committee is responsible for, among other things:

  •
  establishing criteria for board membership and reviewing and recommending nominees for election as directors;

  •
  considering board nominations and proposals submitted by our stockholders;

  •
  assessing the performance of our board of directors and the independence of directors; and

  •
  developing our corporate governance principles.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours. Mr. Mendelow and Dr. Nelson serve on the board of directors of Stemedica Cell Technologies, Inc., of which Dr. Howe is the Chief Executive Officer.

Compensation Discussion and Analysis

Overview

Our executive compensation philosophy is to seek to:

  •
  attract, motivate and reward exceptional executives whose knowledge, skills and performance are critical to achieving strategic business objectives;

  •
  provide a direct, meaningful link between achievement of overall corporate goals and total compensation;

  •
  align executive interests with those of stockholders by providing long-term equity incentives to build a sustainable company while effectively managing dilution; and

  •
  foster a shared commitment among executives through establishment of uniform company goals.

Compensation Committee Responsibilities

Compensation Committee Charter

Under the charter of our compensation committee, the purpose of the compensation committee is to act on behalf of the board of directors in overseeing our compensation policies, plans and programs for all employees and to review and determine the compensation to be paid to our executive officers and directors. The term compensation includes salary, long-term incentives, bonuses, perquisites, equity incentives, severance arrangements, retirement benefits and other related benefits and benefit plans.

The Duties of the Compensation Committee

The duties of the compensation committee include:

  •
  Approving our overall compensation strategy and policies, including reviewing and approving corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management; evaluating and recommending to the board of directors the compensation plans and programs advisable for our company; establishing policies with respect to equity compensation arrangements; and reviewing and approving the terms of any employment agreements, severance arrangements, change of control protections and any other compensatory arrangements for our executive officers and other senior management;

  •
  Determining and approving the compensation and other terms of employment of our Chief Executive Officer and evaluating the Chief Executive Officer's performance in light of relevant individual and corporate performance goals and objectives;

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  Reviewing and approving the corporate performance goals and objectives for our company that are periodically established;

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  Reviewing and recommending for approval by our board of directors the type and amount of compensation to be paid or awarded to board members and any programs for director compensation; and

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  Adopting, amending, administering, interpreting and terminating as appropriate our stock option and other equity plans, pension and profit sharing plans, stock purchase plans, bonus plans, deferred compensation plans and similar programs.

Role of the Compensation Committee in Setting Executive Compensation

The compensation committee determines the salary, annual cash bonus awards and stock option grants for our executive officers. The compensation committee considers recommendations from Eric Stang, our President and Chief Executive Officer, in determining executive compensation other than his compensation. While Mr. Stang discusses his recommendations with the compensation committee, he does not participate in determining his own compensation. In making his recommendations, Mr. Stang receives input from our Human Resources department and has access to various third party compensation surveys and compensation data of publicly-traded companies obtained from SEC filings. This information is also made available to our compensation committee. Our Chief Financial Officer and Human Resources Director have historically participated in compensation committee meetings, but do not participate in any discussions with respect to executive officer compensation. None of our other executive officers participates in the compensation committee's executive compensation discussions. The compensation committee does not delegate any of its functions to others in determining executive compensation.

From January 1, 2006 through April 28, 2006, our compensation committee made its recommendations for executive compensation to our board of directors, who would review the recommendations, and make the final determinations with respect to executive compensation. On April 28, 2006, our board of directors delegated authority to approve compensation for executives and other employees to the compensation committee.

The process followed by the compensation committee in setting compensation for executives involves analyzing market pay practices, assessing our existing pay programs, forecasting our growth and reviewing total compensation costs and potential stock dilution.

As a result of this review, the compensation program for the upcoming fiscal year is established at the same time overall budgets are set. The compensation committee reviews recommendations for base salary, target total compensation and equity compensation, taking into account:

  •
  the Chief Executive Officer's assessment of results achieved, leadership demonstrated and challenges faced during the previous year for each executive other than himself;

  •
  each executive's pay history and unvested options;

  •
  relative base salaries and bonus targets among executives;

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  the difficulty of the executive's role; and

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  beginning with fiscal 2007 compensation, peer company data, as discussed below.

Use of Compensation Consultants

Our compensation committee has not historically engaged consultants with respect to executive compensation matters. However, in the fourth quarter of 2006, the compensation committee engaged Radford Surveys + Consulting, or Radford, to conduct a review and evaluate our current compensation practices and our competitive position in the industry. Radford provided recommendations for structuring our compensation program for 2007, in order to retain our executive management team, to keep management focused during the expected period of growth and to motivate management.

Radford also worked with the compensation committee to identify an appropriate peer group and gather market data for base salaries, bonuses and equity compensation. In addition, it reviewed and provided recommendations concerning the competitiveness and structure of our executive officers' and board of directors' compensation programs to ensure that the levels of compensation are appropriately positioned to attract and retain senior management.

The recommendations made by Radford were reviewed by the compensation committee as one of multiple factors in determining our compensation program and not as a stand-alone tool.

Market Benchmarks, How We Define Our Market and Use Market Compensation Data

In the fourth quarter of 2006, the following market references were reviewed in connection with determining the 2007 base salary increases for Thomas J. Scannell, our former Chief Financial Officer and Keith J. Sullivan, our Vice President of Sales:

  •
  Survey data and a Radford analysis from the 2006 Radford Executive Survey of companies in the medical devices/scientific/test instruments, capital equipment and biotechnology industries that have annual revenues of less than $100 million; and

  •
  A Radford analysis of data from 15 selected publicly-traded companies identified by Radford each of which had conducted an initial public offering within the last three years consisting of Cutera, Inc., Candela Corp., Intralase Corp., Cynosure, Inc., Thermage, Inc., ViaCell, Inc., Coley Pharmaceutical Group, LeMaitre Vascular, Inc., Cytokinetics, Inc., Stereotaxis, Inc., Applied Precision, Inc., Alphatec Holdings, Inc., Idenix Pharmaceuticals, Inc., Obagi Medical Products, Inc. and Anesiva, Inc. The criteria used to identify these 15 peer companies included;

    •
    Operating in a similar industry, primarily medical device but also specialty pharmaceutical and scientific instrument;

    •
    Comparable revenue size;

    •
    Comparable number of employees; and

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    Generally comparable market capitalization, ranging from $100 to $670 million, with a median of $252 million.

In considering fiscal 2007 executive equity compensation levels we used the following market references:

  •
  Data from the 15 peer companies discussed above; and

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  An independent third party survey of stock option grant practices among 17 privately-held high-growth technology companies with an outside investment level greater than $70 million.

The compensation committee used the market survey data as only one resource to assess the appropriate level of executive compensation and not as a stand-alone tool.

In determining the initial compensation of Eric Stang, our President and Chief Executive Officer, who commenced employment with us in October 2006, one factor considered by the compensation committee was an analysis of cash and equity compensation for a group of publicly-traded companies in the aesthetic laser industry, consisting of Cutera, Cynosure, IntraLase and Thermage.

Executive Compensation Components and Actions

Our executive compensation program consists of the following principal components: base salary, annual cash bonuses, long-term incentive compensation in the form of stock option awards, change of control benefits and benefit plans generally available to all employees. Each component of compensation is evaluated based on the factors discussed in each section below. Given the different purposes of each element of compensation, determinations by the compensation committee with respect to one element do not influence decisions by the committee with respect to other elements.

Base Salary

Base salaries for our executives are established based on the scope of their responsibilities, and beginning with fiscal 2007 compensation, taking into account competitive compensation paid by other companies for similar positions. Beginning with fiscal 2007 compensation, we seek to set executive base salaries within the competitive range of salaries based on the median of the range of salaries for executives in similar positions and with similar responsibilities at comparable companies, such as the peer companies discussed above. We define the competitive range to be within 10% of the median salary in the range of salaries in the market survey. However, we also take into account specific retention factors for certain positions as well as internal pay equity, and thus benchmarks serve as only one resource in determining base cash compensation levels. Base salaries are reviewed annually, and adjusted from time to time taking into account market levels.

None of the named executive officers received salary increases for fiscal 2006.

In October 2006, Eric Stang was appointed as our President and Chief Executive Officer and a member of our Board of Directors. His 2006 annualized base salary of $350,000, which is set forth in his employment agreement, was determined by the compensation committee in light of an analysis of cash and equity compensation for the group of publicly-traded companies in the aesthetic laser industry discussed above under "Market Benchmarks, How We Define Our Market and Use Market Compensation Data," the compensation committee's own subjective analysis of the skills and potential contributions of Mr. Stang, Mr. Stang's base salary at his prior place of employment and negotiations with Mr. Stang. Mr. Stang's base salary was unchanged for 2007.

According to the market survey data for the comparable companies discussed above that was reviewed by the compensation committee in the beginning of 2007, the 2007 executive base salaries for Messrs. Stang, DeBenedictis, Sullivan and Tager were within the competitive range of salaries for the comparable companies discussed above under "Market Benchmarks, How We Define Our Market and Use Market Compensation Data." The 2007 executive base salary for Mr. Jones was above the competitive range and the 2006 executive base salary for Mr. Scannell was below the competitive range.

In February 2007, the compensation committee increased the base salaries for Messrs. Scannell and Sullivan from $200,000 to $220,000, taking into account, internal pay equity and retention factors as well as comparable company compensation for Mr. Scannell. As a result of the increase to Mr. Scannell's base salary, his base salary was within the competitive range of salaries. Mr. Sullivan's base salary was increased to bring his salary in line with other executives at his level within the company. None of the other named executive officers received base salary increases for 2007 as our compensation committee concluded, taking into account the benchmarks, specific retention factors and internal pay equity, that the salaries continue to achieve the objectives discussed above.

Non-Equity Incentive Plan or Bonus Compensation

Non-equity incentive plan or bonus compensation for our executive officers is designed to reward our executives for achieving key corporate goals. Beginning with fiscal 2007 compensation, we seek to target our executives' target total cash compensation, taking into account base salaries discussed above, within the competitive range of target total cash compensation based on the median of the range of target total cash compensation for executives in similar positions and with similar responsibilities at comparable companies such as the peer group discussed above. We define the competitive range to be within 10% of the median total cash compensation in the market survey. To the extent our corporate performance is substantially above competitive norms executives may achieve total cash compensation greater than the competitive range of target total cash compensation. We also have in the past and plan to continue to take into account specific competitive and retention factors for certain positions as well as internal pay equity in determining target levels of non-equity cash compensation, and thus benchmarks will serve as only one resource in determining target total cash compensation levels.

In February 2006, the adoption of an executive bonus program, or the 2006 Program, was recommended by the compensation committee and approved by our board of directors in connection with the approval of our 2006 annual operating budget. Our compensation committee and board of directors felt the best way to maximize value for stockholders would be to motivate officers to increase our adjusted gross profit, or AGP, and our adjusted earnings before interest, taxes, depreciation and amortization, or AEBITDA. Both AGP and AEBITDA are calculated in accordance with generally accepted accounting principles, except compensation that stock-based compensation expense, as well as executive and other bonus plan expense, is excluded. The committee established corporate levels of performance "threshold," "goal" and "breakthrough" amounts of AGP and AEBITDA under the 2006 Program.

The 2006 Program was designed to reward our executives for achieving these goals, with AGP weighted four times more than AEBITDA to motivate executives to focus on growth in this area. For 2006, there were four performance periods, one for each of the fiscal quarters. The formula was objective and based on the satisfaction of pre-determined portions of the annual performance goals at the end of each performance period, and calculated with reference to individual target amounts expressed as a percentage of the base salary of the executive. Bonus target amounts ranged from 30-75% of an executive's base salary based on an analysis by the compensation committee of comparable company total cash compensation levels and competitive factors. Executives were eligible for a payment equal to 50% of their target bonus amount for achieving the performance threshold, a payment equal to 150% of their target bonus amount for achieving the performance goal and a payment of 350% for achieving the performance breakthrough. Under the 2006 Program, the annual performance threshold, the minimum amount upon which an executive was eligible to receive payment, was $28.8 million for AGP and ($9.2) million for AEBITDA, with the performance goal set at $34.7 million for AGP and ($3.3) million for AEBITDA and the breakthrough goal set at $46.6 million for AGP and $7.2 million for AEBITDA.

For each performance period there was a budgeted portion of the annual performance threshold and goal under which the executives become entitled to payment, with budgeted portions cumulative, so that the budgeted portion for the four performance periods was equal to 100% of the annual performance goal. The payment for each performance period was based on the portion of the annual performance goal actually achieved for such performance period, less amounts paid for prior performance periods. The maximum amount to be paid to an executive was the amount payable based on achieving the budgeted portion plus 50% of the excess of the achieved percentage over the budgeted portion for that performance period, with the remaining 50% of such excesses paid following the fourth performance period.

In 2006, we slightly exceeded the performance threshold of both AGP and AEBITDA under the 2006 Program but we did not achieve the performance goal amount. The aggregate payout to each of our executives, other than Mr. Stang, under the 2006 Program was approximately 51% of each of the total dollar amounts budgeted for each executive's bonus target, based upon achievement of the performance threshold.

Mr. Stang received a bonus of $80,500 for 2006. Under his employment agreement, Mr. Stang was entitled to a guaranteed bonus for 2006 of an amount not less than 37.5% of his total 2006 base salary, and to an additional bonus amount equal to 37.5% of his total 2006 base salary if the performance targets in the 2006 Program were achieved for the fourth quarter of 2006. These terms were determined as part of our negotiations with Mr. Stang when he was hired.

In the fourth quarter of 2006 we exceeded the performance threshold and achieved 100.3% of the performance goal amount for that quarter under the 2006 Program, but did not achieve the threshold amount of AEBITDA for that quarter. Mr. Stang's bonus for 2006 was awarded pursuant to the 2006 Program based on such fourth quarter performance, and did not reflect the minimum guaranteed bonus provisions of his employment agreement.

Under their employment agreements Jeffrey S. Jones, Leonard C. DeBenedictis and Messrs. Scannell and Sullivan are entitled to participate in a bonus program in which they had the potential to receive bonuses in amounts not less than 30%, 40%, 30% and 60% of their base salaries, respectively, based upon achievement of milestones to be established by the board of directors. The compensation committee made a subjective determination of retention factors and internal pay equity in setting the bonus target amounts at the time each employment agreement was entered into. The bonus target amounts under the 2006 Program were consistent with the amounts each of Messrs. Jones, DeBenedictis, and Sullivan were entitled to receive pursuant to their employment agreements if certain targets in the 2006 Program were achieved. The bonus target amount under the 2006 Program that Mr. Scannell was entitled to receive was higher than the amount he was entitled to receive pursuant to his employment agreement based on the compensation committee's consideration of retention factors. Beginning with fiscal 2007, to the extent the executive officers achieve their bonus target amounts under our cash bonus program we expect their target total cash compensation to be at least within the competitive range of target total cash compensation for executives in similar positions with similar responsibilities at comparable companies.

In addition to the bonus that Mr. Sullivan earned under the 2006 Program, the compensation committee approved an additional $125,000 one-time bonus payment to him in February 2007, in recognition for his achievement in building our sales organization during 2006.

In February 2007, the compensation committee approved the principal terms of our 2007 Executive Bonus Plan, the 2007 Bonus Plan. The 2007 Bonus Plan is applicable for all executive officers and follows the same general approach as the 2006 Program, including the use of AGP and AEBITDA and the weighting of such factors. Upon review in August 2007, our board of directors determined that the AGP and AEBITDA performance threshold amounts initially set in February 2007 were overly aggressive and not appropriate to motivate our executive officers. In August 2007, our board of directors modified the 2007 Bonus Plan to establish revised AGP and AEBITDA performance threshold amounts for the third and fourth quarters that were consistent with our current financial forecasts. Like the 2006 Program, the performance threshold, performance goal and performance breakthrough amounts of AGP and AEBITDA under the 2007 Bonus Plan each represent increasing levels of AGP and AEBITDA. We believe that the performance threshold amounts of AGP and AEBITDA are moderately difficult to achieve as they require an elevated level of performance by our executive officers and the company. We believe that the performance goal amounts of AGP and AEBITDA are very difficult to achieve as they require a high level of performance by our executive officers and the company that is substantially above competitive norms. In addition, we believe that the performance breakthrough amounts of AGP and AEBITDA are extremely difficult to achieve as they require an exceptionally high level of performance by our executive officers and the company.

Equity Compensation

We believe that long-term company performance is achieved through an ownership culture that aligns the interests of our executive officers through the use of stock-based awards. Accordingly, our board of directors adopted the 2003 Equity Incentive Plan which permits the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, and other stock based awards. In connection with this offering, our board of directors has adopted new equity benefit plans described under "—Employee Benefit Plans" below. The 2007 Equity Incentive Plan will replace our existing 2003 Equity Incentive Plan immediately upon the effective date of this offering. The 2007 Employee Stock Purchase Plan that will become effective on the effective date of this offering will also be available to all executive officers following this offering on the same basis as our other employees.

In general, stock options for existing executive officers are reviewed annually and additional grants may be approved and are subject to vesting based on the executive's continued service. In the absence of a public trading market for our common stock, our board of directors determined the fair market value of our common stock in good faith based on consideration of a number of relevant factors including the status of our development efforts, results of operations, financial status, market and industry conditions, the absence of a liquid market for our common stock, the rights, preferences and privileges of our common stock compared to our preferred stock and other factors. In April 2006, our board of directors retrospectively determined the fair market value of our common stock during various historical periods commencing as of March 31, 2006. The board of directors has obtained quarterly valuation updates subsequent to the initial valuation. Other than as described below under "Employee Benefit Plans—Amendments to Discounted Options and Warrants," all equity awards to our employees, including executive officers, and to our directors in 2006 and 2007 were granted at no less than the fair market value of our common stock on the grant date in accordance with the valuation determined by our board of directors or compensation committee using contemporaneous and retrospective valuations based on a review of material changes in our business and results of operations. Our compensation committee considers alternative forms of equity, such as performance shares, restricted stock units or restricted stock awards, and alternative vesting strategies based on the achievement of milestones. Commencing in 2007 most new hire option grants vest over a four year period with 25% vesting after the first twelve months of service and the remainder vesting ratably each month thereafter over the next three years. Commencing in 2007 annual option grants also vest over a four year period and vest ratably each month subject to continued service through each vesting date.

The size and terms of the initial option grant made to each executive officer upon joining the company are primarily based on competitive conditions applicable to the executive officer's specific position. In addition, the compensation committee considers the total fully-diluted equity interest of other executives in comparable positions within our company. In connection with the hiring of Mr. Stang as our Chief Executive Officer, he received options to purchase 1,496,000 shares of our common stock. His option grant was determined by the compensation committee in light of the comparable company survey discussed above, as well as the committee's own subjective analysis of the skills and potential contributions of Mr. Stang and as part of our negotiations with Mr. Stang during the hiring process.

The option grant was within the range of options granted by the comparable companies surveyed but, as a result of the compensation committee's subjective analysis, was at the high end of the range of options granted.

Any annual stock option awards we make to our executive officers will be driven by our sustained performance over time, our executive officers' ability to impact our results that drive stockholder value, their organization level, their potential to take on roles of increasing responsibility and competitive equity award levels for similar positions in comparable companies. In addition, the compensation committee considers the executive officer's unvested options as we believe the vesting of options over time is important to the future performance of our executive officers. It is our goal that unvested options held by each executive officer have a vesting period of at least one year. Equity forms a key part of the overall compensation for each executive officer and will be considered each year as part of the annual performance review process and incentive payout calculation. The compensation committee reviews the overall dilution to stockholders that may result from any annual grants to executive officers, but does not apply any specific formulas or benchmarks. In February 2006 we made a grant of stock options to purchase 50,000 shares to Mr. Sullivan in connection with the amendment and restatement of his employment agreement. Other than to Mr. Stang and Mr. Sullivan, we did not make stock grants to any executive officer during 2006 as our compensation committee concluded that, taking into account specific retention factors, vesting of the executive officers' options and potential dilution to stockholders, the executive officers' options continued to achieve the objectives discussed above.

In December 2006 certain outstanding stock option grants to our executives were amended as further described below under "—Amendments to Discounted Options and Warrants."

In February 2007, the compensation committee undertook a review of equity compensation for our executive officers to determine whether we were maximizing our ability to retain our executive officers, some of whom had long-term equity incentives that were almost fully vested. The compensation committee sought to grant stock options to our executive officers that, together with their existing stock options, would result in a similar amount of stock vesting each month for at least twelve months as compared to the prior twelve month period, while also taking into account each executive officer's specific position. As a result of this process, the compensation committee approved new stock option grants in February 2007 to our executive officers, other than Mr. Stang, who had just received an option grant in October 2006 in connection with his appointment as President and Chief Executive Officer. These included option grants to purchase 50,000 shares of our common stock to each of Messrs. Jones, Scannell, Sullivan and Tager. The compensation committee also approved an option grant to purchase 150,000 shares of our common stock to Mr. DeBenedictis as a result of reviewing the vesting of Mr. DeBenedictis' existing stock options and taking into account retention factors. In addition, in February 2007, in light of internal pay equity and retention factors the compensation committee reviewed and approved new stock option grants for Messrs. Scannell and Sullivan to purchase 75,000 and 25,000 shares of our common stock, respectively, and a restricted stock award to Mr. Sullivan to purchase 25,000 shares of our common stock. The compensation committee determined a restricted stock award was appropriate to provide a specific retention benefit while minimizing dilution to stockholders in light of the approval of the various grants described above.

In August 2007 the board of directors awarded Mr. Stang a restricted stock unit grant for 225,000 shares that will vest upon the effective date of this offering. This award was made based on a review by the compensation committee of Mr. Stang's equity position and to provide an incentive for achievement of an important goal for stockholders. The committee concluded that the level of executive grants in 2007 was consistent with its analysis concerning appropriate levels of stockholder dilution.

Severance and Change in Control Benefits

Each of our executive officers has a provision in his or her employment agreement providing for certain severance benefits in the event of termination without cause or for good reason, as well as a provision providing for the acceleration of his or her then unvested options in the event of termination without cause or for good reason during a change in control. These severance and acceleration provisions and certain estimates of these change of control and severance benefits are described under "Severance and Change of Control Arrangements" below. For purposes of the executive officers' employment agreements, a change of control is generally defined as the following: (1) when an entity becomes the owner, directly or indirectly, of more than half of the voting power of our outstanding securities other than as a result of a merger, consolidation or similar transaction and other than by an institutional investor; (2) there is a merger, consolidation or similar transaction and as a result, the stockholders do not own more than half of the voting power of our outstanding securities; or (3) there is a sale, lease, license or other disposition of all or substantially all of our assets. The compensation committee believed that this definition of a change of control was customary for companies in our industry.

The change of control and severance benefits do not influence and are not influenced by the other elements of compensation as these benefits serve different objectives than the other elements. We provide the change of control benefits because we believe, in the event of a potential change of control, the benefits promote the ability of our executive officers to act in the best interest of our stockholders without regard for the potential impact on their own job position. In addition, we provide severance benefits because we believe the benefits provide us with more flexibility to make a change in executive management if such change is in our stockholders' best interest. We believe the severance benefits provide us with more flexibility because prior to any potential termination of an executive officer we have provided for a mutually agreed upon severance package. We also believe these severance and change-in-control benefits are an essential element of our executive compensation package to assist us in recruiting and retaining talented individuals.

Other Compensation and Benefits

Our executive officers are parties to employment agreements that we expect to continue following this offering. We have no current plans to make changes to any employment agreements, except as required by law, as required to comply with Section 409A of the American Jobs Creation Act of 2004 or as required to clarify the benefits to which our executive officers are entitled as described in this offering. To comply with the documentary compliance requirements of Section 409A and the regulations under Section 409A, we may amend the employment agreements to provide greater detail regarding the timing of severance related payments and benefits to our executive officers under such agreements. Like all of our full time employees, our executive officers are eligible to participate in our 401(k) plan and other health and welfare insurance programs. We do not have any special benefit programs for our executive officers. We believe we offer a competitive package of health and welfare programs. To ensure our total compensation package remains competitive with other companies, we compare our health and welfare benefits with the packages offered by other companies.

Employees accrue paid time off at 120 hours per year up to the end of the 2nd year of employment; beginning the first day of third year, employees accrue paid time off at 160 hours per year through the

5th year of employment; at the beginning of the 6th year, employees accrue paid time off at 200 hours per year. Unused accrued paid time off over 160 hours is paid out to employees at the end of the year.

Keith Sullivan receives an auto allowance of $900 per month due to his travel schedule as Vice President of Sales. He also receives short term disability insurance (60% of basic weekly income to a maximum benefit of $882 per week), which all out of state employees are eligible to receive, if they do not have a state-sponsored disability insurance plan.

Eric Stang accrues an additional two weeks of paid time off per year, to a maximum amount of 280 hours, in addition to the company standard paid time off benefit.

Leonard DeBenedictis, currently eligible to accrue five weeks paid time off under standard company paid time off policy, accrues an additional seven weeks of paid time off per year and is paid out at end of year for unused accrued time over 160 hours. This provision was determined by the board of directors when Mr. DeBenedictis was hired in February 2002 as part of our negotiations with Mr. DeBenedictis and it was considered as one aspect of his overall compensation arrangement at that time. As discussed above, determinations with respect to one element of executive compensation do not influence decisions of the compensation committee with respect to other elements, therefore this benefit has not factored into decisions on other elements of Mr. DeBenedictis' compensation.

Chief Financial Officer Compensation

In July 2007, Andrew Galligan was hired as Chief Financial Officer. The determination of the components and amounts of Mr. Galligan's 2007 compensation was not materially different from the determination and range of base salary, bonuses and equity compensation that we have disclosed for our current named executive officers.

Accounting and Tax Considerations

Our compensation committee is responsible for addressing the issues raised by Section 162(m) of the Code, which makes certain "non-performance-based" compensation to certain of our executives in excess of $1,000,000 non-deductible by our Company. The compensation committee has determined that stock option based compensation for our executives will generally qualify as "performance-based" compensation under Section 162(m) and be fully deductible for the year in which such stock options are exercised. To qualify as "performance-based" under Section 162(m), restricted stock units and cash compensation payments must be granted or made pursuant to a plan, by a committee of at least two "outside" directors (as defined in the regulations promulgated under the Code) and must be based on achieving objective performance goals. In addition, the material terms of such plan must be disclosed to and approved by stockholders and the outside directors or the compensation committee, as applicable, who must certify that the performance goals were achieved before payments can be awarded.

However, under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, awards under a compensation plan generally should not be subject to Section 162(m) of the Code until the earliest of (1) the expiration of the plan; (2) the material modification of the plan; (3) the issuance of all our stock and other compensation that has been allocated under the plan; or (4) the first meeting of our shareholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which this offering occurs. While the compensation committee considers Section 162(m) in making its compensation decisions, the deductibility of compensation under Section 162(m) is not a definitive or dispositive factor in the compensation committee's determination process. The compensation committee will monitor the level of compensation paid to our executive officers and may act in response to the provisions of Section 162(m).

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by, or paid to our principal executive officer, principal financial officer and our four other highest paid executive officers for the year ended December 31, 2006. The officers listed in the table below are referred to in this prospectus as the "named executive officers."

Summary Compensation Table for Fiscal 2006

Name and Principal Position	Year	Salary	Bonus ($)		Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation ($)		Total ($)
Eric B. Stang, President & Chief Executive Officer	2006	$87,500			$283,230	$80,561	$108	(3)	$451,399
Leonard C. DeBenedictis, Chief Technology Officer(4)	2006	$248,000	—		277,839	77,173	52,234	(5)	655,246
Thomas J. Scannell, Former Chief Financial Officer(6)	2006	$199,231	—		174,500	54,021	288	(7)	428,040
Keith J. Sullivan, Vice President of Sales	2006	$200,000	$125,000	(8)	190,918	92,607	11,088	(9)	619,613
Jeffery S. Jones, Chief Operating Officer	2006	$220,000	—		175,480	50,934	317	(10)	446,731
Mark Tager, Former Vice President of Business Development(11)	2006	$200,000	—		112,162	69,455	288	(7)	381,905

(1)
The total amounts disclosed include stock-based compensation expense recognized by us in fiscal year for 2006 relating to grants of stock options in fiscal year 2006 and prior fiscal years, as calculated under the Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment, as amended, or FAS 123R. See Note 2 of "Notes to the Consolidated Financial Statements—Stock Based Compensation" elsewhere in this prospectus for a discussion of valuation assumptions made by us in determining the compensation expense.
(2)
Represents cash amounts earned under our 2006 Program in 2006 and paid quarterly in 2006 and 2007.
(3)
Includes $108 for life insurance premiums.
(4)
Mr. DeBenedictis served as President and Chief Executive Officer until October 2006.
(5)
Includes our payment of $234 for life insurance premiums and $52,000 paid time off pay out. Our paid time off policy allows for up to 160 unused hours of vacation as of December 31 to roll over to the following year. Vacation hours will be paid out on the first pay-period of the following year.
(6)
Mr. Scannell resigned as Chief Financial Officer in July 2007.
(7)
Includes $288 for life insurance premiums.
(8)
Discretionary bonus.
(9)
Includes $10,800 auto allowance and $288 for life insurance premiums.
(10)
Includes $317 for life insurance premiums.
(11)
Dr. Tager served as Vice President of Marketing until April 2006 at which time he was appointed Vice President of Business Development. Dr. Tager resigned as Vice President of Business Development in March 2007.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to the named executive officers during the year ended December 31, 2006.

2006 Grants of Plan-Based Awards

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)
								Exercise or Base Price of Option Awards(2) ($/Sh)	Grant Date Fair Value of Stock and Option Award(3)
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)
Eric B. Stang, President & Chief Executive Officer	10/11/2006 10/11/2006		$32,812	$98,436	$229,684	748,000 748,000		$6.09 6.09	$2,927,672 2,927,672
Leonard C. DeBenedictis, Chief Technology Officer	12/07/2006 12/07/2006 12/07/2006	(4) (4) (4)	50,000	150,000	350,000	50,000 50,000 250,000	(5) (6) (7)	2.56 3.41 3.96	0 0 0
Thomas J. Scannell, Former Chief Financial Officer(8)	12/07/2006	(4)	35,000	105,000	245,000	175,000	(9)	3.00	0
Keith J. Sullivan, Vice President of Sales	02/09/2006 12/07/2006	(4)	60,000	180,000	420,000	50,000 150,000	(10)	4.57 3.00	153,620 0
Jeffery S. Jones, Chief Operating Officer	12/07/2006 12/07/2006 12/07/2006 12/07/2006	(4) (4) (4) (4)	33,000	99,000	231,000	30,000 20,000 20,000 200,000	(11) (12) (13) (14)	1.75 0.50 3.00 1.40	0 0 0 0
Mark Tager, Former Vice President of Business Development(15)	12/07/2006 12/07/2006 12/07/2006 12/07/2006 12/07/2006	(4) (4) (4) (4) (4)	45,000	135,000	315,000	50,000 50,000 30,000 27,107 40,071	(16) (17) (18) (19) (19)	1.75 1.75 3.00 3.00 3.00	0 0 0 0 0

(1)
Threshold, target and maximum amounts pursuant to the 2006 Program, which was approved in February 2006. Potential payments set forth under the "Target" column are for achievement of the performance goal as specified in the 2006 Program. Achievement of the performance goal would result in payment of 150% of an executive's individual target bonus amount.
(2)
The value shown represents the per share fair market value of our common stock, as determined by our board of directors in good faith on the grant date.
(3)
The value of the options shown represents the grant date fair value based on the Black-Scholes model of option valuation to determine grant date fair value, as prescribed under SFAS No. 123R. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes model. See Note 2 of "Notes to the Consolidated Financial Statements—Stock Based Compensation."
(4)
As discussed below in "—Employee Benefit Plans—Amendments to Discounted Options and Warrants," options and warrants originally granted between March 31, 2004 and February 2, 2006 had exercise prices lower than the value retrospectively determined by us. As a result, such options and warrants might subject the holder to unfavorable tax consequences under Section 409A. To avoid unfavorable tax consequences under Section 409A, affected optionees and warrant holders were offered the alternative of amending their options by: (1) setting fixed exercise dates during which the options would become exercisable, or the "fixed exercise alternative"; or (2) increasing the exercise price of their options to the "fair market value"

  on the original date of grant as determined retrospectively by us, or the "increased exercise price alternative." Options amended by the fixed exercise alternative are generally exercisable only during a designated period of time in either 2008 or 2009, and if such options are not exercised during such time, they will expire. The amendments did not increase the grant date fair value of the options and warrants under SFAS No. 123R.

(5)
The original option was granted on December 28, 2004. On December 7, 2006, Mr. DeBenedictis selected the increased exercise price alternative (as described in footnote 3). The grant price was amended from $1.75 to $2.56.
(6)
The original option was granted on January 27, 2005. On December 7, 2006, Mr. DeBenedictis selected the increased exercise price alternative (as described in footnote 3). The grant price was amended from $1.75 to $3.41.
(7)
The original warrant was granted on May 31, 2005. On December 7, 2006, Mr. DeBenedictis selected the increased exercise price alternative (as described in footnote 3). The warrant price was amended from $3.00 to $3.96.
(8)
Mr. Scannell resigned as Chief Financial Officer in July 2007.
(9)
The original option was granted on November 18, 2005. On December 7, 2006, Mr. Scannell selected the fixed exercise alternative (as described in footnote 3). Mr. Scannell must exercise the options vested in 2007 or prior, in 2008 and any options that vest in 2008 must be exercised in 2009.
(10)
The original option was granted on October 18, 2005. On December 7, 2006, Mr. Sullivan selected the fixed exercise alternative (as described in footnote 3). Mr. Sullivan must exercise the options vested in 2007 or prior, in 2008 and any options that vest in 2008 must be exercised in 2009.
(11)
The original option was granted on December 28, 2004. On December 7, 2006, Mr. Jones selected the fixed exercise alternative (as described in footnote 3). Mr. Jones must exercise the options vested in 2007 or prior, in 2008 and any options that vest in 2008 must be exercised in 2009.
(12)
The original option was granted on July 30, 2004. On December 7, 2006, Mr. Jones selected the fixed exercise alternative (as described in footnote 3). Mr. Jones must exercise the options vested in 2007 or prior, in 2008 and any options that vest in 2008 must be exercised in 2009.
(13)
The original option was granted on May 31, 2005. On December 7, 2006, Mr. Jones selected the fixed exercise alternative (as described in footnote 3). Mr. Jones must exercise the options vested in 2007 or prior, in 2008 and any options that vest in 2008 must be exercised in 2009.
(14)
The original option was granted on July 30, 2004. On December 7, 2006, Mr. Jones selected the increased exercise price alternative (as described in footnote 3). The option price was amended from $0.50 to $1.40.
(15)
Dr. Tager resigned as Vice President of Business Development in March 2007.
(16)
The original option was granted on December 20, 2004. On December 7, 2006, Dr. Tager selected the fixed exercise alternative (as described in footnote 3). Dr. Tager must exercise the options vested in 2007 or prior, in 2008.
(17)
The original option was granted on January 26, 2005. On December 7, 2006, Dr. Tager selected the fixed exercise alternative (as described in footnote 3). Dr. Tager must exercise the options vested in 2007 or prior, in 2008.
(18)
The original option was granted on May 31, 2005. On December 7, 2006, Dr. Tager selected the fixed exercise alternative (as described in footnote 3). Dr. Tager must exercise the options vested in 2007 or prior, in 2008 and any options that vest in 2008 must be exercised in 2009.
(19)
The original warrant was granted on July 15, 2005. On December 7, 2006, Dr. Tager selected the fixed exercise alternative (as described in footnote 3). Dr. Tager must exercise the warrant vested in 2007 or prior, in 2008.

Outstanding Equity Awards at Fiscal Year-End

The following table shows certain information regarding outstanding equity awards at fiscal year end for the named executive officers at the fiscal year ended December 31, 2006.

2006 Outstanding Equity Awards at Fiscal Year-End

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable(1) (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price(2) ($)	Option Expiration Date
Eric B. Stang, President & Chief Executive Officer	1,496,000	(3)	—		$6.09	10/11/2016
Leonard C. DeBenedictis, Chief Technology Officer	50,000 50,000 250,000	(4) (5) (6)	— — —		2.56 3.41 3.96	12/28/2014 1/27/2015 5/31/2015
Thomas J. Scannell, Former Chief Financial Officer(7)	— —		126,388 48,612	(8) (8)	3.00 3.00	1/1/2009 1/1/2010
Keith J. Sullivan, Vice President of Sales	— — 50,000	(10)	108,331 41,669	(9) (9)	3.00 3.00 4.57	1/1/2009 1/1/2010 2/9/2016
Jeffery S. Jones, Chief Operating Officer	— — — — 200,000	(14)	30,000 20,000 17,223 2,777	(11) (12) (13) (13)	1.75 0.50 3.00 3.00 1.40	1/1/2009 1/1/2009 1/1/2009 1/1/2010 7/30/2014
Mark Tager, Former Vice President of Business Development	35,000 — — — — — —	(15)	50,000 50,000 25,833 4,167 27,107 40,071	(16) (17) (18) (18) (19) (20)	0.50 1.75 1.75 3.00 3.00 3.00 3.00	3/25/2014 1/01/2009 1/01/2009 1/01/2009 1/01/2010 1/01/2009 1/01/2009

(1)
Includes options and warrants that contain provisions permitting exercise prior to vesting.
(2)
Represents the per share fair market value of our common stock on the date of grant, as determined by our board of directors.
(3)
The option was granted on October 11, 2006, and the vesting commencement date is October 2, 2006. The option vests as to twenty-five percent (25%) of the shares subject to the option on the one year anniversary of the vesting commencement date, and 1/48th of the share subject to the option monthly thereafter.
(4)
The original option was granted on December 28, 2004, and the vesting commencement date is December 17, 2004. The option vests as to 33% of the shares subject to the option on the first anniversary of the vesting commencement date and 1/36th of the shares subject to the option monthly thereafter. The option was amended in the offer to amend options and warrants (See "—Employee Benefit Plans" below). Mr. DeBenedictis selected the increased exercise price alternative and the exercise price was amended from $1.75 to $2.56
(5)
The original option was granted on January 27, 2005 and was fully vested on the date of grant. Mr. DeBenedictis selected the increased exercise price alternative and the price was amended from $1.75 to $3.41.
(6)
The original warrant was granted on May 31, 2005, the vesting commencement date, and vests as to 33% of the shares subject to the warrant on the one year anniversary of the vesting commencement date and 1/36th of the shares subject to the warrant monthly thereafter. Mr. DeBenedictis selected the increased exercise price alternative and the price was amended from $3.00 to $3.96.
(7)
Mr. Scannell resigned as Chief Financial Officer in July 2007.

(8)
The original option was granted on November 18, 2005, and the vesting commencement date is October 24, 2005. The option vests as to 33% of the shares subject to the option on the one year anniversary of the vesting commencement date and 1/36th of the shares subject to the option monthly thereafter. Mr. Scannell selected the fixed exercise alternative and the option was amended such that the 126,388 shares of the original option that vested on or before December 31, 2007 must be exercised between January 1, 2008 and December 31, 2008, and the 48,612 shares of the original option that vest in 2008 must be exercised between January 1, 2009 and December 31, 2009.
(9)
The original option was granted on October 18, 2005, and the vesting commencement date is October 17, 2005. The option vests as to 33% of the shares subject to the option on the one year anniversary of the vesting commencement date and 1/36th of the shares subject to the option monthly thereafter. Mr. Sullivan selected the fixed exercise alternative and the option was amended such that the 108,331 shares of the original option that vest on or before December 31, 2007 must be exercised between January 1, 2008 and December 31, 2008, and the 41,669 shares of the original option that vest in 2008 must be exercised between January 1, 2009 and December 31, 2009.
(10)
The option was granted on February 9, 2006 and shall be fully vested on October 17, 2008.
(11)
The original option was granted on December 28, 2004 and the vesting commencement date is December 17, 2004. The option vests as to 33% of the shares subject to the option on the one year anniversary of the vesting commencement date and 1/36th of the shares subject to the option monthly thereafter. Mr. Jones selected the fixed exercise alternative and the option was amended such that all shares that vested on or before December 31, 2007 must be exercised between January 1, 2008 and December 31, 2008. These options will expire on January 1, 2009.
(12)
The original option was granted on July 30, 2004 and the vesting commencement date is May 3, 2004. The option vests as to 33% of the shares subject to the option on the one year anniversary of the vesting commencement date and 1/36th of the shares subject to the option monthly thereafter. Mr. Jones selected the fixed exercise alternative, and the option was amended such that all shares that vested on or before December 31, 2007 must be exercised between January 1, 2008 and December 31, 2008. These will expire on January 1, 2009.
(13)
The original option was granted on May 31, 2005, the vesting commencement date, for 20,000 shares and vests as to 33% of the shares subject to the option on the one year anniversary of the vesting commencement date and 1/36th of the share subject to the option monthly thereafter. Mr. Jones selected the fixed exercise alternative and the option was amended such that the 17,223 shares of the original option that vested on or before December 31, 2007 must be exercised between January 1, 2008 and December 31, 2008, and the 2,777 shares of the original option that vest in 2008 must be exercised between January 1, 2009 and December 31, 2009.
(14)
The original option was granted on July 30, 2004 and the vesting commencement date is May 3, 2004. The option vests as to 33% of the shares subject to the option on the one year anniversary of the vesting commencement date and 1/36th of the share subject to the option monthly thereafter. Mr. Jones selected the increased exercise price alternative and the price was amended from $0.50 to $1.40.
(15)
The option was granted on March 25, 2004 and was fully vested on the date of grant.
(16)
The original option was granted on December 20, 2004 and was fully vested on the date of grant. Dr. Tager selected the fixed exercise alternative and therefore must exercise the option between January 1, 2008 and December 31, 2008.
(17)
The original option was granted on January 26, 2005 and was fully vested on the date of grant. Dr. Tager selected the exercise period change amendment and therefore must exercise the option between January 1, 2008 and December 31, 2008.
(18)
The original option was granted on May 31, 2005, the vesting commencment date. The option vests as to 33% of the shares subject to the option on the one year anniversary of the vesting commencement date and 1/36th of the shares subject to the option monthly thereafter. Dr. Tager selected the fixed exercise alternative and the option was amended such that the 25,833 shares of the original option that vested on or before December 31, 2007 must be exercised between January 1, 2008 and December 31, 2008, and the 4,167 shares of the original option that vested on or before December 31, 2007 must be exercised between January 1, 2009 and December 31, 2009.
(19)
The original warrant was granted on July 15, 2005. Dr. Tager met certain milestones contained in the warrant and as a result, the warrant was fully vested on September 30, 2006. Dr. Tager selected the fixed exercise alternative and therefore must exercise the warrant between January 1, 2008 and December 31, 2008.
(20)
The original warrant was granted on July 15, 2005 and was fully vested on the date of grant. Dr. Tager selected the fixed exercise alternative and therefore must exercise the warrants between January 1, 2008 and December 31, 2008.

Option Exercises and Stock Vested

None of our named executive officers exercised stock options or had any restricted stock vest during the year ended December 31, 2006.

Pension Benefits

We do not currently maintain qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

We do not currently maintain non-qualified deferred compensation plans or other deferred compensation plans.

Severance and Change of Control Arrangements

Our employment agreements with our named executive officers provide for severance and change of control arrangements.

For purposes of the executive officers' employment agreements described below, "cause" is generally defined as:

  •
  the commission of a crime involving fraud, dishonesty or moral turpitude;

  •
  attempted commission of or participation in a fraud or act of dishonesty against us that results in (or might have reasonably resulted in) material harm to us;

  •
  an intentional, material violation of any contract or agreement we have with such executive officer or any statutory duty owed to us; or

  •
  conduct that constitutes gross insubordination, incompetence or habitual neglect of duties and that results in (or might have reasonably resulted in) material harm to our business.

While the definition varies, for purposes of the executive officers' employment agreements described below, "good reason" is generally defined as:

  •
  a material diminution or reduction in any such executive officer's job responsibilities or duties;

  •
  a relocation of the business office of such executive officer; or

  •
  a material breach by us of any provision of a material agreement concerning the terms and conditions of employment that we have with such executive officer;

provided, however, that the executive officer provides written notice to us and we do not cure the event within a certain period of time.

Eric B. Stang

Our employment agreement with Eric B. Stang, our President and Chief Executive Officer, provides that if Mr. Stang is employed with us on the effective date of a change of control then the final 12 months of vesting of his then-unvested stock options will become immediately vested. If Mr. Stang is employed with us for 12 months after a change of control, upon the one year anniversary of the change of control, the second to last 12 months of vesting of his then-unvested stock options will become immediately vested. Furthermore, if Mr. Stang is terminated without cause or resigns for good reason in the period beginning one month prior to a change of control and ending just prior to the one year anniversary of the change of control, then all then-unvested stock options will become immediately vested.

In addition, Mr. Stang's employment agreement provides that in the event Mr. Stang is terminated without cause at any time or he resigns for good reason at any time prior to or within 12 months of a change of control, Mr. Stang will commence a consulting relationship with us. Mr. Stang agreed to serve as a consultant for twelve months and will be entitled to receive his base salary during that time. In the event that Mr. Stang begins serving as a consultant after an initial public offering, he will also receive half of his target bonus payable during the period he is consulting. Furthermore, during the period Mr. Stang is serving as a consultant he will continue to vest any stock options at the same rate in effect immediately prior to his termination of employment, and will also be eligible to receive reimbursement for the cost of continuation of his then-current group heath insurance benefits.

The following table describes the potential payments to Mr. Stang, assuming the following occurred on December 29, 2006: (i) a change of control, (ii) his employment with us 12 months after a change of control and (iii) his termination without cause, or resignation for good reason, if applicable, both during the change of control protective period:

	Salary		Equity Acceleration	Benefits
Change of Control
Employed at time of Change of Control	—		$(2)	—
Employed 12 months after Change of Control	—		$(3)	—
Terminated in Change of Control Period	$350,000	(1)	$(4)	$13,262	(5)

(1)
Represents 12 months of continued salary.
(2)
Represents the spread between our common stock price as of December 29, 2006 and the stock option's exercise prices assuming a price per share on December 29, 2006 of $             , which is the mid-point of the range reflected on the cover page of this prospectus. Represents the acceleration of the final 12 months of vesting of unvested stock options held by such named executive officer.
(3)
Represents the spread between our common stock price as of December 29, 2006 and the stock option's exercise prices assuming a price per share on December 29, 2006 of $             , which is the mid-point of the range reflected on the cover page of this prospectus. Represents the acceleration of the second to last 12 months of vesting of unvested stock options held by such named executive officer.
(4)
Represents the spread between our common stock price as of December 29, 2006 and the stock option's exercise prices assuming a price per share on December 29, 2006 of $             , which is the mid-point of the range reflected on the cover page of this prospectus. Represents the acceleration of the unvested stock options held by such named executive officer.
(5)
Represents 12 months of continued COBRA health benefits.

Keith J. Sullivan and Thomas J. Scannell

Our employment agreements with Keith J. Sullivan, our Vice President of Sales, and Thomas J. Scannell, our former Chief Financial Officer provide that in the event we terminate the employment of Mr. Sullivan or Mr. Scannell without cause or if either individual resigns for good reason then 16.67% of his then-unvested stock options will become immediately vested, and he will be eligible to receive severance pay equal to six months of his then-current base salary plus up to six months reimbursement for the cost of continuation of his then-current group heath insurance benefits. In the event we terminate Mr. Sullivan or Mr. Scannell with cause or either individual resigns without good reason, then payment of his base salary will cease on the termination date and no other benefits are required to be provided by us.

In the event of a change of control, the final 12 months of Mr. Sullivan's or Mr. Scannell's then unvested stock options will become immediately vested. Furthermore, in the event we terminate Mr. Sullivan's or Mr. Scannell's employment without cause or if either individual resigns for good reason within 12 months following a change of control, then he will be eligible to receive severance pay equal to six months of his then-current base salary plus up to six months reimbursement for the cost of continuation of their then-current group heath insurance benefits and all of his then unvested stock options will become immediately vested.

The following table describes the potential payments to Mr. Sullivan and Mr. Scannell assuming that the following occurred on December 29, 2006: (i) a change of control; (ii) a change of control and qualifying termination and (iii) a qualifying termination:

	Change of Control and Qualifying Termination			Qualifying Termination
Name	Salary(1)	Equity Acceleration(2)	Benefits(3)	Salary(1)	Equity Acceleration(4)	Benefits(3)
Keith J. Sullivan	$100,000		$6,539	$100,000		$6,539
Thomas J. Scannell	$99,616		$6,904	$99,616		$6,904

(1)
Represents six months of continued salary.
(2)
Represents the spread between our common stock price as of December 29, 2006 and the stock option's exercise prices assuming a price per share of $             , which is the mid-point of the range reflected on the cover page of this prospectus. Represents the acceleration of the final 12 months of vesting of unvested stock options held by such named executive officer.
(3)
Represents six months of continued COBRA health benefits.
(4)
Represents the spread between our common stock price as of December 29, 2006 and the stock option's exercise prices assuming a price per share of $             , which is the mid-point of the range reflected on the cover page of this prospectus. Represents the acceleration of 16.67% of the unvested stock options held by such named executive officer.

Other Named Executive Officers

Our employment agreements, as amended, with Leonard C. DeBenedictis, our Chief Technology Officer, Jeffrey S. Jones, our Chief Operating Officer and Mark Tager, our former Vice President of Sales and Marketing, provided that in the event we terminate the employment of any such executive without cause or if such executive resigns for good reason then six months of such executive's then-unvested stock options will become immediately vested, and he will be eligible to receive severance pay equal to six months of his then-current base salary plus up to six months reimbursement for the cost of continuation of his then-current group heath insurance benefits. In the event we terminate any such executive with cause or the executive resigns without good reason, then payment of his base salary will cease on the termination date and no other benefits are required to be provided by us.

In the event of a change of control, the final 12 months of Mr. DeBenedictis', Mr. Jones' and Dr. Tager's then unvested stock options will become immediately vested. Furthermore, in the event we terminate the employment of such executives without cause or if such executive resigns for good reason within 12 months following a change of control, he will be eligible to receive severance pay equal to six months of his then-current base salary plus up to six months reimbursement for the cost of continuation of his then-current group heath insurance benefits and all of such executive's then unvested stock options will become immediately vested.

Mr. Jones' agreement also provides that if Mr. Jones is terminated without cause or resigns for good reason within 18 months of the closing of this offering, then Mr. Jones will be entitled to receive severance pay equal to six months of his then-current base salary plus six months reimbursement for the cost of continuation of his then-current group heath insurance benefits and all of his then unvested stock options will become immediately vested.

The following table describes the potential payments to Mr. DeBenedictis, Mr. Jones and Dr. Tager assuming that the following occurred on December 29, 2006: (i) change of control, (ii) a change of control and qualifying termination, (iii) a qualifying termination and (iv) in the case of Mr. Jones, a qualifying termination subsequent to the closing of this offering.

	Change of Control and Qualifying Termination			Qualifying Termination			Initial Public Offering
Name	Salary(1)	Equity Acceleration(2)	Benefits(3)	Salary(1)	Equity Acceleration(4)	Benefits(3)	Salary(1)	Equity Acceleration(5)	Benefits(3)
Leonard C. DeBenedictis	$125,000		$2,109	$125,000		$2,109	—	—	—
Jeffrey S. Jones	$110,000		$4,598	$110,000		$4,598	$110,000		$4,598
Mark Tager	$100,000		$6,631	$100,000		$6,631	—	—	—

(1)
Represents six months of continued salary.
(2)
Represents the spread between our common stock price as of December 29, 2006 and the stock option's exercise prices assuming a price per share of $             , which is the mid-point of the range reflected on the cover page of this prospectus. Represents the acceleration of the final 12 months of vesting of unvested stock options held by such named executive officer
(3)
Represents six months of continued COBRA health benefits.
(4)
Represents the spread between our common stock price as of December 29, 2006 and the stock option's exercise prices assuming a price per share of $             , which is the mid-point of the range reflected on the cover page of this prospectus. Represents the acceleration of six months of the unvested stock options held by such named executive officer.
(5)
Represents the spread between our common stock price as of December 29, 2006 and the stock option's exercise prices assuming a price per share of $             , which is the mid-point of the range reflected on the cover page of this prospectus. Represents the acceleration of the unvested stock options held by such named executive officer.

Except as otherwise described above, all options to purchase common stock issued to our named executive officers may be subject to accelerated vesting upon a change of control as described in the "Equity Benefits Plans" section below.

Section 280G Payments for Executive Officers

The employment agreements for each of our named executive officers provide that before any payment or benefit is paid to the named executive officer in connection with a change of control that would constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, or the Code, and be subject to the excise tax imposed by Section 4999 of the Code, the named executive officer shall be entitled to receive payment in full of the entire amount of the payment or payment of only a part of the payment so that the named executive officer receives the largest payment possible without the imposition of the excise tax, whichever amounts results in the executive's receipt, on an after-tax basis, of the greater amount of the payment notwithstanding that all or some portion of the payment may be subject to the excise tax.

If a reduced payment is made, (i) the payment shall be paid only to the extent permitted under the reduced payment alternative, and Executive shall have no rights to any additional payments and/or benefits constituting the payment, and (ii) reduction in payment and/or benefits shall occur in the following order unless executive elects in writing a different order (providing, however, that such election shall be subject to our approval if made on or after the date on which the event that triggers the payment occurs): (1) reduction of cash payments; (2) cancellation of accelerated vesting of equity awards other than stock options; (3) cancellation of accelerated vesting of stock options; and (4) reduction of other benefits paid to executive. In the event that acceleration of compensation from executive's equity awards is to be reduced, such acceleration of vesting shall be canceled in the reverse order of the date of grant unless executive elects in writing a different order for cancellation. The independent registered public accounting firm engaged by us for general audit purposes as of the day prior to the effective date of the change in control shall make all determinations required to be made in determining the best alternative as described above. We shall bear all expenses with respect to the determinations by such independent registered public accounting firm.

Non-Employee Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2006:

Name	Fees Earned of Paid in Cash		Option Awards(1)		Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)		Total
Henry E. Gauthier	—		$522,178	(3)	$48,900	$271,458	(6)	$842,536
William T. Harrington, M.D.	—		—		—	—		—
Maynard A. Howe, Ph.D.	—		$357,685	(3)	—	—		$357,685
Steven Mendelow	—		$74,183	(2)	—	—		$74,183
Glen D. Nelson, M.D.	—		$51,614	(2)	—	—		$51,614
Robert J. Quillinan	$10,000	(7)	$75,729	(2)	—	—		$85,729
Robert Ward(8)	—		—		—	—		—

(1)
As of December 31, 2006, Mr. Gauthier owned options to purchase up to 67,777 shares of our common stock, Dr. Harrington and Mr. Ward did not own any outstanding options, Dr. Howe owned options to purchase up to 71,110 shares of our common stock, Mr. Mendelow and Dr. Nelson owned options to purchase up to 73,333 shares of our common stock and Mr. Quillinan owned options to purchase up to 102,488 shares of our common stock.
(2)
Amounts reflect stock-based compensation in 2006 related to the fair value of stock options, calculated in accordance with SFAS No. 123(R). See Note 2 of "Notes to the Consolidated Financial Statements — Stock-Based Compensation."
(3)
Amounts reflect stock-based compensation in 2006 related to the fair value of stock options and warrants, calculated in accordance with SFAS No. 123(R). See Note 2 of the "Notes to the Consolidated Financial Statements—Stock Based Compensation."
(4)
Represents cash amount earned in 2006 under our 2006 Program.
(5)
Does not include reimbursement of the following airplane and other travel expenses to and from meetings of the board of directors and committees of the board of directors: $6,113 for Mr. Gauthier, $1,425 for Dr. Howe, $7,180 for Mr. Mendelow, $60,681 for Dr. Nelson, $7,968 for Mr. Quillinan and none for Dr. Harrington and Mr. Ward.
(6)
Includes consulting fees of $192,500 and paid time off of $19,800 pursuant to his consulting agreement as well as a discretionary bonus of $55,000 and a cruise valued at $4,158.
(7)
Mr. Quillinan received $5,000 in each of January and February 2006 in connection with his services as chair of the audit committee of the board of directors.
(8)
Mr. Ward resigned from the board of directors effective August 9, 2007.

In February 2005, we entered into a letter agreement with Mr. Gauthier, which was amended and superseded by a consulting agreement in July 2005 and further amended and restated in October 2006. Under the terms of these agreements, Mr. Gauthier provided services to us related to a litigation matter, strategic planning, and new product development. Pursuant to the letter agreement, we issued Mr. Gauthier a warrant to purchase an aggregate of 575,000 shares of our common stock at an exercise price of $1.75 per share, 175,000 of which vested immediately. In connection with the amended and restated consulting agreement, 112,500 shares of common stock subject to the warrant were cancelled. If we complete an initial public offering of our common stock pursuant to a registration statement filed pursuant to the Securities Act of 1933, as amended, 112,500 shares will vest immediately. Pursuant to the letter agreement, consulting agreement and amended and restated consulting agreement, Mr. Gauthier was entitled to receive up to $210,000 per year in consulting fees. In connection with the amended and restated consulting agreement, Mr. Gauthier was no longer entitled to receive cash consideration for his services after November 30, 2006. Unless extended, the amended and restated consulting agreement will terminate in December 2007. Mr. Gauthier also participated in the 2006 Program.

In June 2005, we entered into a consulting agreement with Dr. Howe, under which Dr. Howe agreed to provide services to us related to a litigation matter. Pursuant to the consulting agreement, we issued Dr. Howe a warrant to purchase an aggregate of 200,000 shares of our common stock at an exercise price of $3.00 per share.

Equity Compensation Arrangements

Directors who are employees of us do not receive any compensation for their services as a member of our board of directors. Historically our non-employee directors, other than the two directors who are affiliated with our largest stockholders, have been compensated for their board and committee services with an initial grant of a nonstatutory stock option to purchase 60,000 shares of our common stock, which vest monthly over 36 months from the date of grant; and an additional automatic annual grant of a nonstatutory stock option to purchase 13,333 shares of our common stock which is fully vested. If a director has served less than one year, the additional grant is prorated such that the director receives a nonstatutory stock option to purchase 1,111 shares of our common stock for each full month of service, fully vested. Upon termination of services, unvested options will be cancelled unless the director has served three or more years of service, in which case the option will become vested in full. If the director has served less than three years of service, he or she will receive 12 months of vesting. The stock option will fully vest immediately upon change of control. The stock options shall remain exercisable for the full term of the option (ten years), notwithstanding any cessation of the director's service.

After this offering, each individual who is initially elected or appointed as a non-employee director of our board of directors will automatically be granted a nonstatutory stock option to purchase shares of our common stock with a valuation of $100,000, using the Black-Scholes valuation method, at an exercise price equal to the fair market value of our common stock as of the date of grant. All of the shares subject to each such grant vest on the one-year anniversary of the date of grant.

After this offering, on February 15 of each year, each individual who is serving as a non-employee director will automatically be granted a restricted stock award with a valuation of $75,000, based on the fair market value of our common stock as of the date of grant. Twenty-five percent of the shares subject to each such award vest quarterly over the following year. A non-employee director can elect to defer receipt of any or all of this cash and equity compensation pursuant to our Non-Employee Director Compensation Policy, choosing either a future fixed payment date or payment upon termination of services or other events, including a change in control. Amounts deferred under the Non-Employee Director Compensation Policy are paid, without interest, in shares issued under our 2007 Equity Incentive Plan.

Cash Compensation Arrangements

We reimburse our non-employee directors for expenses incurred in attending our board or committee meetings. Mr. Quillinan received $10,000 in 2006 for serving as the chairman of our audit committee. Other than with respect to Mr. Quillinan, prior to this offering members of our board of directors have not received cash compensation for attending board or committee meetings.

After this offering, we will continue to reimburse our non-employee directors for expenses incurred in attending our board or committee meetings. In addition, each non-employee director will receive a quarterly retainer of $12,500 for service as a board member. In lieu of receiving the retainer in cash, a non-employee director can elect to receive restricted stock having an equivalent value. If restricted stock is selected, the director may choose to defer receipt pursuant to the Non-Employee Director Compensation Policy, choosing either a future fixed payment date or payment upon termination of services or other events, including a change in control. Amounts deferred under the Non-Employee Director Compensation Policy are paid, without interest, in shares issued under our 2007 Equity Incentive Plan. The non-employee chair of the board of directors will be entitled to receive a supplemental quarterly retainer of $6,250, the chair of the audit committee will be entitled to receive a supplemental quarterly retainer of $2,500 and the chair of each other committee of the board will be entitled to receive a supplemental quarterly retainer of $1,250. A director can elect to receive these fees in shares and to defer receipt of these shares, under our Non-Employee Director Compensation Policy.

Employee Benefit Plans

2003 Equity Incentive Plan

General.    Our board of directors adopted, and our stockholders approved, the 2003 Equity Incentive Plan, or 2003 plan, in April 2003. The 2003 plan is an amendment and restatement of our 2001 Non-Statutory Stock Option Plan which was originally adopted in December 2001. The 2003 plan provides for the grant of incentive stock options, nonstatutory stock options, stock bonuses and rights to acquire restricted stock. Upon the signing of the underwriting agreement for this offering, the 2003 plan will terminate so that no further awards may be granted under the 2003 plan. Although the 2003 plan will terminate, all outstanding awards will continue to be governed by their existing terms.

Share Reserve.    As of June 30, 2007, an aggregate of 10,478,848 shares of common stock are reserved for issuance under the 2003 plan. As of June 30, 2007, options to purchase 6,622,363 shares of common stock at a weighted average exercise price of $3.83 per share remained outstanding under the 2003 plan. As of June 30, 2007, 412,187 shares of common stock remained available for future issuance.

Administration.    Following this offering, our board of directors retains the authority to construe and interpret the terms of the awards granted under the 2003 plan. Our board has delegated administration of the 2003 plan to our compensation committee.

Eligibility.    The 2003 plan provides for the grant of incentive stock options under the federal tax laws or nonstatutory stock options. Incentive stock options may be granted only to employees. Nonstatutory stock options, stock bonuses and rights to acquire restricted stock may be granted to employees, directors and consultants.

Stock Options.    With respect to incentive stock options granted under the 2003 plan, the exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options may not be less than 85% of the fair market value of our common stock on the date of grant. In addition, no incentive or nonstatutory stock option may be granted to any person, who at the time of grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the exercise price is at least 110% of the fair market value of our common stock on the date of grant. Shares subject to options under the 2003 plan generally vest in a series of installments over an optionee's period of service.

In general, the term of options granted under the 2003 plan may not exceed ten years from the date of grant (except in the case of incentive stock options granted to any person who, at the time of grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates, in which case the term of such incentive stock options must not exceed five years). Unless otherwise provided by an optionee's stock option agreement, if an optionee's service relationship with us ceases for any reason other than disability, death or cause, the optionee may exercise the vested portion of any options for three months following the cessation of service. If an optionee's service relationship with us terminates by reason of disability, the optionee or a personal representative may exercise the vested portion of any options for 12 months after the date of such termination. If an optionee's service relationship with us terminates by reason of death (or an optionee dies within a certain period following cessation of service), a personal representative of the optionee may exercise the vested portion of any options for 18 months after the date of such termination. If an optionee's service relationship with us terminates for cause, all outstanding options terminate immediately. In no event, however, may an option be exercised beyond the expiration of its term.

Stock Bonuses and Rights to Acquire Restricted Stock.    Stock bonuses and rights to acquire restricted stock may be granted pursuant to stock bonus and restricted stock agreements adopted under the 2003 plan. Stock bonuses are granted in consideration for past services provided to us. Restricted stock may be granted in consideration for cash, a deferred payment arrangement, or other legal consideration. Shares of common stock acquired under such awards may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by our board. If a participant's service relationship with us terminates, we may repurchase or otherwise reacquire any or all of the shares of common stock subject to the stock bonus or restricted stock award that have not vested as of the date of termination.

Corporate Transactions.    In the event of a significant corporate transaction, the surviving or acquiring corporation may assume or substitute substantially similar stock awards for the outstanding stock awards granted under the 2003 plan. If the surviving or acquiring corporation elects not to assume or substitute for outstanding stock awards granted under the 2003 plan, then stock awards held by individuals whose service has not terminated prior to the corporate transaction will be accelerated in full. Upon consummation of the corporate transaction, all outstanding stock awards will terminate to the extent not exercised or assumed by the surviving or acquiring corporation.

Amendments to Discounted Options and Warrants

Section 409A.    The American Jobs Creation Act of 2004 added Section 409A to the Internal Revenue Code, or Section 490A, which imposes unfavorable tax consequences on certain nonqualified deferred compensation plans and arrangements unless those plans and arrangements meet the restrictions imposed by Section 409A. Section 409A applies to all compensatory options granted after October 4, 2004 and all options granted before October 4, 2004 to the extent that such options continued to vest after January 1, 2005. Accordingly, such affected options granted with an exercise price less than the deemed "fair market value" of the underlying shares on the date of grant, or "discounted options," must meet the requirements of Section 409A or be subject to unfavorable taxation.

Although it is not clear how discounted options are subject to taxation under Section 409A, it is likely that (a) the optionholder recognizes immediate taxable income as the option vests, whether or not the option is exercised; (b) the optionholder incurs an additional 20% federal tax on the income recognized in connection with the vesting of the option; (c) the optionholder may incur additional state income tax; and (d) the optionholder may also be liable for an interest penalty.

Tender Offer to Cure Discounted Options.    In April 2006, we conducted valuations of our common stock during various historical periods. Our Board of Directors concluded, using the valuations, that options and warrants granted between March 31, 2004 and February 3, 2006 had exercise prices that were below the fair market value of our common stock on those dates as determined in accordance with the procedures prescribed by the Internal Revenue Service, and therefore were "discounted options" potentially subject to Section 409A.

In September 2005, the Internal Revenue Service released guidance under Section 409A that provided transition relief for individuals holding discounted options. In October 2006, we took advantage of this transition relief and commenced a tender offer to "cure" the discounted options of unfavorable tax consequences under Section 409A. The tender offer provided optionees with the choice of: (a) setting fixed exercise dates during which the options would become exercisable, or the "fixed exercise alternative"; or (b) increasing the exercise price of their options to the "fair market value" on the original date of grant as determined by us, or the "increased exercise price alternative"; or (c) retain the original terms of the option notwithstanding the potential adverse tax consequences. Such amendments became effective upon the closing of the tender offer in December 2006.

Fixed Exercise Alternative.    If a holder of discounted options selected the fixed exercise alternative, the original exercise price remained the same, but the option generally becomes exercisable during a designated period of time in either 2008 or 2009, even if the optionee continues to remain employed or provides services to us past those dates. However, such options will become exercisable earlier upon either (a) the termination of the optionee's service, or (b) upon a "change in control" within the meaning of Section 409A. If such amended options are not exercised during these designated periods of time, they will terminate. In addition, the vesting of such amended options will accelerate only in the event of a corporate transaction that also qualifies as a "change in control" within the meaning of Section 409A, in which the surviving corporation or acquiring corporation does not assume or substitute a similar stock award for the amended option. However, in the event of a corporate transaction that does not also qualify as a "change in control" within the meaning of Section 409A, in which the surviving or acquiring corporation does not assume or substitute a similar stock award for such amended option, the amended option will terminate upon the consummation of such corporate transaction without acceleration. In addition, any other provisions providing for accelerated vesting of discounted options amended by the fixed exercise alternative are longer effective.

Increased Exercise Price Alternative.    If a holder of discounted options selected the increased exercise price alternative, the exercise price of the option was increased to the fair market value of our common stock on the original grant date as determined by us. All other terms of the option, including the maximum term of the option and individual vesting acceleration provisions, remain the same.

2007 Equity Incentive Plan

Our board of directors adopted the 2007 Equity Incentive Plan, or 2007 Incentive Plan, in August 2007 and our stockholders approved the 2007 Incentive Plan in              2007. The 2007 Incentive Plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2007 Incentive Plan will terminate in August 2017, unless sooner terminated by our board of directors.

Stock Awards.    The 2007 Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance-based stock awards and other forms of equity compensation, or collectively, stock awards, as well as performance-based cash awards, all of which may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve.    Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2007 Incentive Plan is 1,000,000 shares. The number of shares of our common stock reserved for issuance will automatically increase on January 1st each year, from January 1, 2008 through January 1, 2017, by the least of (a) 5% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, (b) 3,000,000 shares, or (c) a number determined by our board of directors that is less than (a) or (b). The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2007 Incentive Plan is equal to 15,000,000 shares.

No person may be granted during any calendar year stock awards covering more than 1,000,000 shares of our common stock under the 2007 Incentive Plan pursuant to stock options or stock appreciation rights. No person may be granted during any calendar year performance-based stock awards covering more than 500,000 shares during any calendar year or performance-based cash awards with a potential value in excess of $4,000,000. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled in connection with these awards will not be subject to the $1.0 million limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Internal Revenue Code.

If a stock award granted under the 2007 Incentive Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2007 Incentive Plan. In addition, the following types of shares under the 2007 Incentive Plan may become available for the grant of new stock awards under the 2007 Incentive Plan: (a) shares that are forfeited to or repurchased by us prior to becoming fully vested; (b) shares withheld to satisfy income or employment withholding taxes; (c) shares used to pay the exercise price of an option in a net exercise arrangement; and (d) shares tendered to us to pay the exercise price of an option. Shares issued under the 2007 Incentive Plan may be previously unissued shares or reacquired shares bought on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2007 Incentive Plan.

Administration.    Subject to the terms of the 2007 Incentive Plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Our board of directors has delegated its authority to administer the 2007 Incentive Plan to our compensation committee. Subject to the limitations set forth below, the plan administrator will also determine the exercise or purchase price of awards granted and the consideration to be paid for awards. The plan administrator has the authority to reprice outstanding stock awards under the 2007 Incentive Plan.

Stock Options.    Incentive and nonstatutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2007 Incentive Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2007 Incentive Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2007 Incentive Plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may generally exercise any vested options for a period of three months following the cessation of service. If an optionee's service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. The option term may be further extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionee, (d) a net exercise of the option and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee's death.

Tax Limitations on Incentive Stock Options.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past or future services rendered to us or our affiliates, or (c) any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant's cessation of continuous service for any reason.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2007 Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2007 Incentive Plan, up to a maximum of 10 years. If a participant's service relationship with us, or any of our affiliates, ceases, then the participant, or the participant's beneficiary, may generally exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    The 2007 Incentive Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1.0 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code. To assure that the compensation attributable to performance-based stock awards will so qualify, our compensation committee can structure such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. No person may be granted during any calendar year performance-based stock awards covering more than 500,000 shares or performance-based cash awards with a potential value in excess of $4,000,000 during any calendar year.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2007 Incentive Plan, (b) the maximum number of shares by which the share reserve may increase automatically each year, (c) the maximum number of options, stock appreciation rights and performance-based stock and cash awards that can be granted in a calendar year and (d) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

Corporate Transactions.    In the event of certain significant corporate transactions, awards under the 2007 Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such stock awards, then (a) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction.

Changes in Control.    Our board of directors has the discretion to provide that a stock award under the 2007 Incentive Plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant's service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2007 Incentive Plan will not vest automatically on such an accelerated basis unless specifically provided by the participant's applicable award agreement.

2007 Employee Stock Purchase Plan

Our board of directors adopted our 2007 Employee Stock Purchase Plan, or 2007 Purchase Plan, in August 2007 and our stockholders approved the 2007 Purchase Plan in                    2007. The 2007 Purchase Plan will become effective immediately upon the signing of the underwriting agreement for this offering.

Share Reserve.    Following this offering, the 2007 Purchase Plan authorizes the issuance of 600,000 shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1st each year, from January 1, 2008 through January 1, 2017, by the least of (a) 2% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, (b) 1,200,000 shares, or (c) a number determined by our board of directors that is less than (a) or (b). The 2007 Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no rights have been granted and no shares of our common stock have been purchased under the 2007 Purchase Plan.

Administration.    Our board of directors has delegated its authority to administer the 2007 Purchase Plan to our compensation committee. The 2007 Purchase Plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2007 Purchase Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated early under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the 2007 Purchase Plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the 2007 Purchase Plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2007 Purchase Plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the 2007 Purchase Plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the 2007 Purchase Plan at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2007 Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2007 Purchase Plan, (b) the maximum number of shares by which the share reserve may increase automatically each year, (c) the number of shares and purchase price of all outstanding purchase rights or (d) the maximum number of shares that may be purchased in an offering or purchase period (if applicable).

Corporate Transactions.    In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2007 Purchase Plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants' accumulated contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

401(k) Plan

In January 2000, our board of directors adopted a tax-qualified profit-sharing 401(k) plan, and in August 2003, our board adopted an amendment to a the 401(k) plan. Pursuant to the amended 401(k) plan, eligible employees may elect to reduce their current compensation by up to the lesser of 90% of their annual compensation or the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. In addition, eligible employees may make rollover contributions to the 401(k) plan from a tax-qualified retirement plan. We may make discretionary matching contributions and nonelective contributions to the plan although no contributions were made by us during 2004, 2005 or 2006. The 401(k) plan is intended to qualify under Section 401(a) of the Code, so that contributions by employees or our company to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by our company, if any, will be deductible by our company when made.

Limitations of Liability and Indemnification

As permitted by Delaware law, we have adopted provisions in our amended and restated certificate of incorporation that limit or eliminate the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

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  any breach of the director's duty of loyalty to us or our stockholders;

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  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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  any act related to unlawful stock repurchases or redemptions or payments of dividends; or

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  any transaction from which the director derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director's liability under federal securities laws.

As permitted by Delaware law, our bylaws also provide that:

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  we will indemnify our directors and executive officers, subject to certain exceptions, and may indemnify our other officers, employees and agents, to the fullest extent permitted by law;

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  subject to certain exceptions, we will advance expenses to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by law; and

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  the rights provided in our bylaws are not exclusive.

We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of the person's actions in connection with his or her services to us, regardless of whether Delaware law permits indemnification for such liability.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Currently, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

In addition to the indemnification provided for in our bylaws, we have entered, and we intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as a director, officer, employee or other agent of Reliant Technologies or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. There is no pending litigation or proceeding involving any of our directors or executive officers for which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2004 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled "Compensation Discussion and Analysis."

Sale of Securities

Mr. DeBenedictis and Dr. Howe purchased shares of our common stock in October 2004 and November 2004 each at a price of $0.50 per share.

In April 2004, we were merged into our own wholly-owned subsidiary in connection with a recapitalization in connection with an equity financing. Pursuant to the recapitalization, the outstanding equity securities of the company were exchanged for an equal number of shares of our wholly-owned subsidiary.

From January 2004 through March 2004, we sold an aggregate of 4,382,373 shares of Series B preferred stock at $1.50 per share for an aggregate purchase price of $6,573,560. In November and December 2004, we sold an aggregate of 1,994,302 shares of Series C preferred stock at $3.51 per share for an aggregate purchase price of $7,000,000. In March 2006, we sold an aggregate of 4,331,358 shares of Series D preferred stock at $5.03 per share for an aggregate purchase price of $21,786,731. In March 2007, we sold an aggregate of 3,000,000 shares of Series E preferred stock at $5.00 per share for an aggregate purchase price of $15,000,000. All outstanding shares of our Series A preferred stock, Series B preferred stock, Series C preferred stock and Series E preferred stock will convert into shares of our common stock on a one-for-one basis upon the closing of this offering. Each outstanding share of our Series D preferred stock will convert into 1.047556 share of our common stock upon the closing of this offering.

From January 2004 through March 2004 and from July through October 2004, we issued warrants to purchase an aggregate of 998,971 shares of Series B preferred stock with an exercise price of $2.00 per share. In January 2004, April 2004, July 2004 and October 2004 we issued warrants to purchase an aggregate of 485,000 shares of Series B preferred stock with an exercise price of $1.50 per share. In connection with the conversion of all our outstanding shares of preferred stock into common stock immediately prior to the closing of this offering, the warrants will automatically become exercisable for shares of common stock. Warrants to purchase 1,822,638 shares of Series B preferred stock will expire at the closing of this offering.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

The following table summarizes issuances of our capital stock since January 1, 2004 by our directors, executive officers, 5% stockholders and persons affiliated with them in amounts in excess of $120,000:

Purchaser	Common Stock	Series B Preferred Stock	Warrants to Purchase Series B Preferred Stock	Series C Preferred Stock	Series D Preferred Stock	Series E Preferred Stock
Directors and Executive Officers
Eric B. Stang	—	—	—	—	—	—
Andrew Galligan	—	—	—	—	—	—
Leonard C. DeBenedictis	345,000	—	—	—	—	—
Anja B. Krammer	—	—	—	—	—	—
Keith J. Sullivan	—	—	—	—	—
Jeffrey S. Jones	—	—	—	—	—	—
Bruce E. MacMillan	—	—	—	—	—	—
Maynard A. Howe, Ph.D.	45,000	—	—	—	—	—
Henry E. Gauthier	—	—	—	—	—
William T. Harrington, M.D.(1)	—	3,565,710	813,141	1,424,502	1,292,247	400,000
Steven Mendelow	—	—
Glen D. Nelson, M.D.(2)	—	—	—	99,715	149,106	—
Robert J. Quillinan	—	—	—	—	—	—
Beth J. Kaplan	—	—	—	—	—	—
Robert J. Zollars	—	—	—	—	—	—
Principal Stockholders
Three Arch Capital, L.P.(1)	—	3,565,710	813,141	1,424,502	1,292,247	400,000
Meritech Capital Partners, L.P.(3)	—	—	—	—	2,385,686	800,000
Delphi Ventures, L.P.(4)	—	—	—	—	—	1,617,466
Price per share	0.50	1.50	1.50	3.51	5.03	5.00

(1)
Consists of shares held by Three Arch Capital, L.P. and TAC Associates, L.P. Dr. Harrington, one of our directors, is a partner of Three Arch Partners and has shared voting and investment power over these shares; however, he disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein.
(2)
Shares are held in the name of GDN Holdings, LLC, an investment company in which Dr. Nelson is Chairman. Dr. Nelson disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein.
(3)
Consists of shares held by Meritech Capital Partners II, L.P., Meritech Capital Affiliates II, L.P. and MCP Entrepreneur Partners II, L.P.
(4)
Consists of shares held by Delphi Ventures VII, L.P. and Delphi BioInvestments VII, L.P.

Investor Rights Agreement

We have entered into an investor rights agreement with the certain purchasers of our outstanding preferred stock and warrants to purchase our preferred stock, including entities with which certain of our directors are affiliated. As of June 30, 2007, the holders of 19,023,930 shares of our common stock, including the shares of common stock issuable upon the conversion of our preferred stock, and warrants to purchase up to 2,315,138 shares of our common stock are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see "Description of Capital Stock—Registration Rights."

Voting Agreement

We have entered into a voting agreement with the purchasers of our outstanding preferred stock, including entities with which certain of our directors are affiliated, and certain other stockholders, obligating each party to vote or consent at each stockholder meeting or with respect to each written stockholder consent to elect the nominees of certain parties to the board of directors. Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Consulting Agreements

Mr. Gauthier and Dr. Howe serve as consultants to us. See "Management—Non-Employee Director Compensation."

In June 2005, we entered into a consulting agreement with Roger Howe, the brother of Dr. Howe, pursuant to which Mr. Howe agreed to provide services to us related to a litigation matter. Pursuant to the consulting agreement, we issued Mr. Howe a warrant to purchase an aggregate of 200,000 shares of our common stock at an exercise price of $3.00 per share. The consulting agreement may be terminated by either party.

In January 2005, we entered into a consulting agreement with Derek Howe, the son of Roger Howe, our former Chief Financial Officer and brother of Dr. Howe. Pursuant to the consulting agreement, Mr. Howe performed services related to the fiscal year 2004 audit and he was entitled to receive up to $63,000 in 2005. The consulting agreement expired by its terms on September 1, 2005.

In March 2006, we entered into an advisory agreement with Ms. Kaplan, which was amended in March 2007. Pursuant to the advisory agreement, Ms. Kaplan was entitled to receive up to $25,000 in 2006 and up to $25,000 in 2007. Also pursuant to the agreement, we granted Ms. Kaplan an option to purchase 10,000 shares of our common stock at an exercise price of $4.95 in May 2006, and an option to purchase 5,000 shares of our common stock at an exercise price of $5.05 in June 2007. The advisory agreement was terminated in August 2007.

Other Transactions

In January 2005, we entered into an office sublease with BioPharma Scientific, Inc., which was amended in December 2005, whereby we sublease to BioPharma Scientific 6,238 square feet in San Diego, California. The sublease agreement provided for free rent for the first nine months and monthly rent of $5,000 thereafter. The amendment provides for monthly rent of $11,500. The sublease terminates December 31, 2007. Under the terms of our original lease on this property, as of June 30, 2007, we have paid an average of approximately $12,200 per month in rent. Dr. Howe previously served as the chief executive officer of BioPharma Scientific and is currently a director of BioPharma Scientific.

In April 2007, we entered into a collaboration agreement with Stemedica Cell Technologies, Inc., a biopharmaceutical company focused on stem cell research. Pursuant to the collaboration agreement, we have loaned to Stemedica certain equipment for use in their clinical studies and have agreed to sell to Stemedica our consumble tips at a pre-established price, for a total value that we estimate of approximately $174,000. To the extent Stemedica publishes material related to such clinical studies, Stemedica will discuss the use of our equipment. Dr. Howe a member of our Board of Directors, is the chief executive officer of Stemedica and Mr. Mendelow and Dr. Nelson, members of our Board of Directors, serve on the board of directors of Stemedica.

Director and Officer Indemnification

Our amended and restated certificate of incorporation and bylaws contain provisions limiting the liability of directors. In addition, we have entered, and we intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers to the fullest extent permitted under Delaware law. See "Management—Limitation of Liability and Indemnification Matters."

Director Compensation

See "Management—Non-Employee Director Compensation."

Policies and Procedures for Review and Approval of Conflicting Activities

Pursuant to our written Code of Conduct, our executive officers and directors are not permitted to enter into any transactions with us without the approval of either our audit committee or our board of directors. In approving or rejecting such proposed transactions, the audit committee or board of directors, as applicable, shall consider the relevant facts and circumstances available and deemed relevant to the audit committee or board of directors, as applicable, including but not limited to the risks, costs, benefits to us, the terms of the transactions, the availability of other sources for comparable services or products and, if applicable, the impact on a director's independence. Our audit committee and/or board of directors shall approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee or board of directors determines in the good faith exercise of its discretion. We have designated a compliance officer to generally oversee compliance with the Code of Conduct.

All of the transactions described above were entered into prior to the adoption of our Code of Conduct. Instead, their approvals are as described herein. The stock option exercises were the result of options granted by our board of directors. The issuances of Series D Preferred Stock and the related Investors' Rights Agreement and Voting Agreement were unanimously approved by our board of directors. The director and officer indemnification agreements were unanimously approved by our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our outstanding common stock as of June 30, 2007, and as adjusted to reflect the completion of this offering by:

  •
  each person or entity known to us to beneficially own more than 5% of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our current directors and executive officers as a group; and

  •
  the selling stockholders (to the extent the underwriters' over-allotment option is exercised in full).

Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. To our knowledge, except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of June 30, 2007 are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options or warrants, but are not deemed outstanding for calculating the percentage of any other person. Applicable percentage ownership in the following table is based on 30,102,388 shares of common stock outstanding as of June 30, 2007, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon the closing of the offering and including 95,750 shares of unvested common stock that are subject to repurchase rights by us. Unless otherwise indicated, the address of each of the named individuals is: c/o Reliant Technologies, Inc., 464 Ellis Street, Mountain View, California 94043.

		Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned
Name and address of Beneficial Owner		Before Offering	After Offering
5% Stockholders
Entities affiliated with Three Arch Capital, L.P.(1) 3200 Alpine Road Portola Valley, CA 94028	7,957,053	25.7%		%
Entities affiliated with Meritech Capital Partners, L.P.(2) 275 Hamilton Avenue, Suite 200 Palo Alto, CA 94301	3,299,139	11.0
Entities affiliated with Delphi Ventures, L.P.(3) 3000 Sand Hill Road Menlo Park, CA 94025	1,633,641	5.4
Directors and Named Executive Officers
Eric B. Stang(4)	1,496,000	4.7
Maynard A. Howe, Ph.D.(5)	3,314,657	11.0
Leonard C. DeBenedictis(6)	1,095,980	3.6
Jeffrey S. Jones(7)	250,000	*
Keith J. Sullivan(9)	150,000	*
Anja B. Krammer(7)	200,000	*
Thomas J. Scannell(7)	125,000	*
Mark J. Tager(10)	230,565	*
Henry E. Gauthier(11)	538,000	1.8
William T. Harrington, M.D.(1)	7,957,053	25.7
Steven Mendelow(12)	781,666	2.6
Glen D. Nelson, M.D.(13)	269,244	*
Robert J. Quillinan(7)	115,821	*
Beth J. Kaplan(7)	11,250	*
Robert J. Zollars	—	—
All current directors and executive officers as a group (15 persons)(14)	16,784,674	48.1
Selling Stockholders

*
Represents beneficial ownership of less than 1%.
(1)
Consists of 6,821,432 shares held by Three Arch Capital, L.P. and 322,480 shares held by TAC Associates, L.P. and 776,436 shares of common stock issuable upon exercise of warrants held by Three Arch Capital, L.P. and 36,705 shares of common stock issuable upon exercise of warrants held by TAC Associates, L.P. that are exercisable within 60 days after June 30, 2007. TAC Management L.L.C., the general partner of Three Arch Capital, L.P. and TAC Associates, L.P., has sole voting and dispositive power with respect to the shares held by Three Arch Capital, L.P. and TAC Associates, L.P. The managing members of TAC Management L.L.C., Mark Wan, Wilfred Jaeger and Barclay Nicholson, disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Dr. Harrington, one of our directors, is a member of TAC Management L.L.C. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(2)
Consists of 3,192,577 shares held by Meritech Capital Partners II, L.P., 82,149 shares held by Meritech Capital Affiliates II, L.P. and 24,413 shares held by MCP Entrepreneur Partners II, L.P. Meritech Management Associates II L.L.C., the general partner of Meritech Capital Partners II, L.P., Meritech Capital Affiliates II and MCP Entrepreneur Partners II L.P., has sole voting and dispositive power with respect to the shares held by Meritech Capital Partners II, L.P., Meritech Capital Affiliates II and MCP Entrepreneur Partners II L.P. The managing members of Meritech Management Associates II L.L.C. are Paul S. Madera and Michael B. Goodwin, who disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(3)
Consists of 1,617,466 shares held by Delphi BioInvestments VII, L.P. and 16,175 shares held by Delphi Ventures VII, L.P. James J. Bochnowski, David L. Douglass, Douglas A. Roeder, John F. Maroney and Deepika R. Pakianathan are the managing members of Delphi Management Partners VII, LLC ("Delphi"), the general partner of Delphi Ventures VII, L.P. and Delphi BioInvestments VII, L.P. Delphi and its managing members may be deemed to have beneficial ownership. Delphi and its managing members each disclaim beneficial ownership except to the extent of any indirect pecuniary interest therein.
(4)
Includes 1,496,000 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after June 30, 2007.
(5)
Includes 13,333 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after June 30, 2007.
(6)
Includes 317,647 shares held in a charitable trust for which Mr. DeBenedictis is trustee, 100,000 shares held in an individual retirement account and 250,000 shares of common stock issuable upon exercise of stock options and 283,333 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after June 30, 2007. Mr. DeBenedictis disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein.

(7)
Consists of shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after June 30, 2007.
(8)
Consists of shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after June 30, 2007. Mr. Ward resigned from our board of directors in August 2007
(9)
Includes 125,000 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after June 30, 2007.
(10)
Includes 66,666 shares held by the Tager Family Trust of which Mr. Tager is the trustee and 13,333 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after June 30, 2007 held by the Tager Family Trust.
(11)
Includes 500,500 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after June 30, 2007.
(12)
Includes 100,000 shares held by Teledata Financial Service Employee Profit Sharing Plan, 200,000 shares held by C&P Associates Money Purchase Plan, 100,000 shares held by Cara Mendelow 2005 Trust and 100,000 shares held by Pamela Christian 2005 Trust. Also includes 40,000 shares of common stock issuable upon exercise of warrants held C&P Associates Money Purchase Plan, 20,000 shares of common stock issuable upon exercise of warrants held by Cara Mendelow 2005 Trust and 20,000 shares of common stock issuable upon exercise of warrants held by Pamela Christian 2005 Trust that are exercisable within 60 days after June 30, 2007. Also includes 86,666 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after June 30, 2007. Mr. Mendelow disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein.
(13)
Includes 255,911 shares held by GDN Holdings, LLC of which Dr. Nelson is chairman of the board of directors. Also Includes 13,333 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days after June 30, 2007. Dr. Nelson disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein.
(14)
Includes options exercisable for an aggregate of 3,146,403 shares of common stock and warrants exercisable for an aggregate of 1,676,974 shares of common stock within 60 days of June 30, 2007 held by our current executive officers and directors as described in the notes above.

Selling Stockholders

We and the selling stockholders have granted the underwriters an option to purchase up to             and             shares of our common stock, respectively, to cover over-allotments, if any. If the underwriters exercise the over-allotment in full, then the selling stockholders would beneficially own    shares of our common stock, or    %, based upon             shares outstanding after the closing of the over-allotment option as described in the introduction and footnote      in the table above.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Outstanding Shares.    Based on 30,006,638 shares of common stock outstanding as of June 30, 2007, which assumes the conversion of all outstanding preferred stock into 26,113,215 shares of common stock upon the closing of this offering, the issuance of               shares of common stock in this offering, and no exercise of outstanding options or warrants, there will be              shares of common stock outstanding upon the closing of this offering, and excludes 95,750 shares of unvested common shares that are subject to repurchase by us. As of June 30, 2007, assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, we had approximately 251 record holders of our common stock.

As of June 30, 2007, there were 6,622,363 shares of common stock subject to outstanding options, and up to 4,578,643 shares of common stock subject to outstanding warrants. These warrants are further described below under the heading "Warrants."

Voting Rights.    Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights unless we are subject to Section 2115(b) of the California General Corporation Law. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. Public companies listed or qualified for trading on a recognized national securities exchange, such as the Nasdaq Global Market are exempt from Section 2115(b). Our amended and restated certificate of incorporation provides that the vote of at least 66 2/3% of the shares of stock entitled to vote in any election of directors is required to amend or repeal our bylaws.

Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences.    Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

As of June 30, 2007, there were 25,907,241 shares of our preferred stock outstanding, consisting of 7,089,285 shares of Series A preferred stock, 9,492,296 shares of Series B preferred stock, 1,994,302 shares of Series C preferred stock, 4,331,358 shares of Series D preferred stock and 3,000,000 shares of Series E preferred stock. Upon completion of this offering, all currently outstanding shares of preferred stock will be converted into 26,113,215 shares of common stock and will no longer be issued and outstanding. All outstanding shares of our Series A preferred stock, Series B preferred stock, Series C preferred stock and Series E preferred stock will convert into shares of our common stock on a one-for-one basis upon the closing of this offering. Each outstanding share of our Series D preferred stock will convert into 1.047556 share of our common stock upon the closing of this offering.

Following this offering, our amended and restated certificate of incorporation will be further amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation to be effective upon completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. Immediately after the closing of this offering, no shares of our preferred stock will be outstanding. We have no current plans to issue any shares of preferred stock.

Warrants

As of June 30, 2007, warrants to purchase 635,832 shares of common stock, at an exercise price of $0.50 per share, 40,000 shares of common stock at an exercise price of $2.56, 618,762 shares of common stock at an exercise price of $3.00, 462,500 shares of common stock at an exercise price of $3.41, 250,000 shares of common stock at an exercise price of $3.96 and 52,321 shares of common stock at an exercise price of $4.41 were issued and outstanding. All of these warrants are included in the total number of outstanding warrants as of June 30, 2007 under the section "Common Stock" above. These warrants have a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares of common stock based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. These warrants also contain provisions for the adjustment of the exercise prices and the aggregate number of shares issuable upon the exercise of the warrants in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. Of these warrants, warrants to purchase 602,500 shares of common stock will expire if not exercised prior to the closing of this offering.

As of June 30, 2007, warrants to purchase 204,090 shares of Series A preferred stock and 2,315,138 shares of Series B preferred stock were issued and outstanding. All of these warrants are included in the total number of outstanding warrants as of June 30, 2007 under the section "Common Stock" above. These warrants have a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. These warrants contain provisions for the adjustment of the exercise prices and the aggregate number of shares issuable upon the exercise of the warrants in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. Of these warrants, warrants to purchase 1,822,638 shares of Series B preferred stock will expire if not exercised prior to the closing of this offering.

Subsequent to June 30, 2007, in connection with an amendment to a loan agreement and a related line of credit we issued warrants to purchase up to 100,000 shares of Series E preferred stock and warrants to purchase up to 10,000 shares of common stock, each at an exercise price of $5.00 per share. These warrants have a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. These warrants contain provisions for the adjustment of the number of shares exercisable based on draws on the line of credit as well as the adjustment of the exercise prices and the aggregate number of shares issuable upon the exercise of the warrants in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. The warrants will terminate on August 20, 2012 if not exercised earlier.

Registration Rights

Under our amended and restated investor rights agreement, 180 days after the effective date of this offering, the holders of 19,023,930 shares of common stock and warrants to purchase up to 2,382,138 shares of common stock, or their transferees, have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold, or to include their shares in any registration statement we file.

Demand Registration Rights.    At any time beginning 180 days after the effective date of this offering, the holders of at least a majority of the shares having registration rights (or a lesser number if the anticipated aggregate offering price of shares to be sold, net of underwriting discounts and commissions, would exceed $7.5 million) have the right to demand that we file up to two registration statements. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights.    If we are eligible to file a registration statement on Form S-3, each holder of shares having registration rights has the right to demand that we file a registration statement for such holder on Form S-3 so long as the aggregate offering price, net of any underwriters' discounts or commissions, of securities to be sold under the registration statement on Form S-3 is at least

$1.0 million, subject to specified exceptions, conditions and limitations. We are only obligated to file up to two registration statement on Form S-3 in any 12 month period.

Right to Defer.    With respect to both demand registrations and Form S-3 registrations, we have the right to defer such a filing for up to 60 days if we furnish to the holders a certificate, signed by our Chairman of the Board, stating that in the good faith judgment of the Board, effecting such a registration would be seriously detrimental to us.

"Piggyback" Registration Rights.    At any time after the closing of this offering, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, stockholders with registration rights will have the right, subject to certain conditions, to include their shares in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Expenses of Registration.    We will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

Expiration of Registration Rights.    The registration rights described above terminate upon the earlier of either three years following the closing of this offering or as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder's registrable securities in a three-month period pursuant to Rule 144 promulgated under the Securities Act.

Anti-Takeover Law and Provisions

Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.    Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

  •
  permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  divide our board of directors into three classes;

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

  •
  provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Mellon Investor Services LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of June 30, 2007, upon the closing of this offering,              shares of our common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options or our outstanding warrants. All of the shares sold in this offering will be freely tradable unless held by one of our affiliates. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

  •
  none of the restricted shares of common stock will be eligible for immediate sale upon the closing of this offering; and

  •
  all of the restricted shares of common stock will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements 180 days after the date of this prospectus, unless the lock-up is otherwise extended.

Rule 144

In general, pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, or the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, a person or group of persons whose shares are required to be aggregated who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of restricted shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering (assuming no exercise of the underwriters' overallotment option and no exercise of the outstanding options or warrant); or

  •
  the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. A total of               shares of our common stock will qualify for resale under Rule 144 beginning 90 days after the date of this prospectus; however, all of such shares will be subject to the lock-up agreements and market stand-off provisions described above.

A person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner of sale, public as currently in effect information, volume limitation or notice provisions of Rule 144. When a person acquires shares from one of our affiliates, that person's holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate. However, any such shares that are eligible for sale under Rule 144 are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Rule 144(k)

Pursuant to Rule 144(k) promulgated under the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied. When a person acquires shares from one of our affiliates, that person's holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

A total of              shares of our common stock will qualify for resale under Rule 144(k) beginning on the date of this prospectus; however, any such shares that are eligible for sale are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

As of June 30, 2007, 2,841,798 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. However,         % Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" and will become eligible for sale at the earlier of expiration of those agreements or upon obtaining the prior written consent of Piper Jaffray & Co. and Banc of America Securities LLC to release all or any portion of these shares from the lock-up agreements to which Piper Jaffray & Co. and Banc of America Securities LLC are parties.

Lock-Up Agreements

We, all of our directors and executive officers, the selling stockholders, and holders of         % of outstanding shares of our common stock and securities exercisable for or convertible into our common stock have agreed that, subject to certain exceptions, without the prior written consent of Piper Jaffray & Co. and Banc of America Securities LLC on behalf of the underwriters, we and they will not during the period beginning on the date of this prospectus and ending 180 days after the date of the underwriting agreement, directly or indirectly, offer, pledge, sell, contract or grant any option to sell, transfer, establish an open put equivalent position, or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or (2) publicly announce the intent to do any of the foregoing. These lock-up restrictions may be extended in specified circumstances and are subject to exception specified in the lock-up agreements. See "Underwriting."

Registration Rights

Upon the completion of this offering, the holders of 19,023,930 shares of our common stock and warrants to purchase up to 2,382,138 shares of our common stock will be entitled to rights with respect to the registration of their shares (including shares issuable upon exercise of warrants) under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock—Registration Rights."

Equity Incentive Plans

We intend to file with the Securities and Exchange Commission a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 2007 Equity Incentive Plan and our 2007 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

UNDERWRITING

We have agreed to sell and the underwriters named below have agreed to buy, subject to the terms of an underwriting agreement, the number of shares listed opposite their names below.
Piper Jaffray & Co. and Banc of America Securities LLC are acting as joint book-running managers for this offering and are acting as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the option to purchase additional shares described below.

Underwriters	Number of Shares
Piper Jaffray & Co.
Banc of America Securities LLC
Jefferies & Company, Inc.
RBC Capital Markets Corporation

Total

The underwriters have advised us that they propose to offer the shares to the public at $                                 per share. The underwriters may offer the shares to certain dealers at the same price less a concession of not more than $                                 per share. The underwriters may allow and the dealers may reallow a concession of not more than $                                  per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We and the selling stockholders have granted to the underwriters an option to purchase up to an additional             and              shares of common stock, respectively, at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

In connection with the offering, Piper Jaffray & Co. will pay a portion of its discount on the shares as a finder's fee to a former employee of the firm and former member of Reliant's board of directors who is currently an employee of UBS Securities LLC.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $             . The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the option to purchase additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total paid by us	$	$
Total paid by the selling stockholders	$	$

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

All of our directors and officers, the selling stockholders, and substantially all of our securityholders are subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co. and Banc of America Securities LLC, or, in limited circumstances, us.

In addition, we are subject to a lock-up agreement that prohibits us from offering for sale, selling, contracting to sell, granting any option for the sale of, pledging, transferring, establishing an open put equivalent position or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co. and Banc of America Securities LLC.

Under each of the lock-up agreements, in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or announce material news or a material event or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of earnings results or the occurrence of the material news or event, as applicable, unless Piper Jaffray & Co. and Banc of America Securities LLC waive, in writing, such an extension.

Prior to the offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors to be considered in determining the initial public offering price include:

  •
  the history of and the prospects for the industry in which we compete;

  •
  our past and present operations;

  •
  our historical results of operations;

  •
  our prospects for future earnings;

  •
  the recent market prices of securities of generally comparable companies; and

  •
  the general condition of the securities markets at the time of the offering and other relevant factors.

The initial public offering price of our common stock may not correspond to the price at which the common stock will trade in the public market subsequent to this offering, and an active public market for the common stock may never develop or, if it does develop, may not continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have sold to them. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. "Naked" short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Global Market and, if commenced, may be discontinued at any time.

Some underwriters and selling group members may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on the Nasdaq Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell to online brokerage account holders.

Piper Jaffray & Co. provided financial advisory services to us from July 2005 until July 2007 with respect to certain potential transactions. No consideration was paid in respect of these services. In addition, from time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers our common stock offered hereby or has in its possession or distributes this Prospectus.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of our common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any Securities may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances falling within Article 3 (2) of the Prospectus Directive,

provided that no such offer of our common stock shall result in a requirement for the publication by the company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of our common stock to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of our common stock that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no securities have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors ("Permitted Investors") consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d'investisseurs) acting for their own account, with "qualified investors" and "limited circle of investors" having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to our common stock has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any of our common stock acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

United Kingdom

In addition:

  •
  an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 20000) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated) in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  •
  all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the Securities in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Our common stock offered hereby is only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Italy

The offering of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the "CONSOB") pursuant to Italian securities legislation and, accordingly, our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to our common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the "Regulation No. 11522"), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "Financial Service Act") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of our common stock or distribution of copies of this prospectus or any other document relating to our common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the "Italian Banking Law"), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing our common stock in the offering is solely responsible for ensuring that any offer or resale of our common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the "Financial Service Act" and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading "European Economic Area" above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of common stock to non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. This discussion is based on the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change with retroactive effect or the IRS might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below.

For purposes of this summary, a "non-U.S. holder" is any holder other than:

  •
  a citizen or resident of the United States,

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia,

  •
  a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, or

  •
  an estate whose income is subject to U.S. income tax regardless of its source.

If a partnership or other flow-through entity is a holder or beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors.

The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, banks, insurance companies, or other financial institutions; persons subject to the alternative minimum tax; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; persons that own, or are deemed to own, more than five percent of our company (except to the extent specifically set forth below); certain former citizens or long-term residents of the United States; "hybrid entities" (entities treated as flow-through entities in one jurisdiction but as non-flow-through in another) and their owners; partnerships and other flow-through entities; persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code. Finally, the summary does not describe the effects of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL TAX LAWS, AND TAX TREATIES.

Distributions on our Common Stock

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder's basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described under "—Sale of Common Stock" below.

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying eligibility. A non-U.S. holder can meet this certification requirement by providing an IRS Form W-8BEN or appropriate substitute form to us or our paying agent. This certification must be provided prior to the payment of dividends and must be updated periodically. If the holder holds the stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

  •
  the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business or, if an applicable income tax treaty applies, is attributable to a permanent establishment of the non-U.S. holder in the United States (in which case the special rules described below apply);

  •
  the non-U.S. holder is an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

  •
  the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were, a "U.S. real property holding corporation," or a USRPHC, during the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period of our common stock. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than five percent of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax on a net basis at the regular graduated rates in the same manner as a U.S. person. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" dividend or gain generally would be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by providing an IRS Form W-8ECI (or applicable successor form). If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax." The branch profits tax rate generally is 30%, although an applicable income tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

The Internal Revenue Code and the Treasury regulations require those who make specified payments to report such payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or applicable successor form. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules generally can be credited against any U.S. federal income tax liability of the holder, provided the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

THE PRECEDING IS A DISCUSSION OF CERTAIN MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Cooley Godward Kronish LLP, Palo Alto, California. The underwriters are being represented by Latham & Watkins LLP, Costa Mesa, California, in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements). We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at http://www.reliant-tech.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

RELIANT TECHNOLOGIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Six Month Periods ended June 30, 2006 and 2007
Years ended December 31, 2004, 2005 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Reliant Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Reliant Technologies, Inc., as of December 31, 2005 and 2006, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of our internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliant Technologies, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, on July 1, 2005, Reliant Technologies, Inc., adopted Financial Accounting Standards Board (FASB) Staff Position 150-5, "Issuer's Accounting Under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable," and on January 1, 2006 changed its method of accounting for stock-based compensation in accordance with guidance provided in FASB Statement No. 123(R), "Share-Based Payments."

The accompanying financial statements have been prepared assuming that Reliant Technologies, Inc. will continue as a going concern. As more fully described in Note 1 to the consolidated financial statements, Reliant Technologies, Inc. has incurred significant recurring net losses, negative cash flows from operations and has a net capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The 2006 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Palo Alto, California
August 10, 2007

Reliant Technologies, Inc.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

				Pro Forma Stockholders' Equity at June 30, 2007 (Note 1)
	December 31,
			June 30, 2007
	2005	2006
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,689	$7,980	$9,015
Short-term investments	—	1,494	1,490
Accounts receivable, net of allowance for doubtful accounts of $0, $45 and $577 at December 31, 2005 and 2006, and June 30, 2007, respectively	2,446	8,743	7,507
Inventories	3,875	8,712	9,753
Related party receivable	31	28	20
Prepaid expenses and other current assets	1,143	550	1,100

Total current assets	12,184	27,507	28,885
Property and equipment, net	2,552	3,206	3,057
Intangible assets, net	323	328	307
Non-current portion of related party receivable	16	—	—
Other assets	193	285	315

Total assets	$15,268	$31,326	$32,564

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$3,034	$9,725	$8,356
Accrued liabilities	3,386	8,226	3,642
Deferred margin	909	247	190
Preferred stock warrant liability	7,789	7,967	8,832	$—
Line of credit obligation	2,000	2,000	2,000
Current portion of notes payable	2,131	2,190	1,842
Current portion of deferred service contract revenue	796	1,179	1,205
Current portion of liability for early exercise of employee stock options	92	12	2

Total current liabilities	20,137	31,546	26,069
Non-current portion of notes payable	3,041	2,014	1,118
Non-current portion of deferred rent	322	221	91
Non-current portion of deferred service contract revenue	883	691	501
Non-current portion of liability for early exercise of employee stock options	12	—	4
Commitments and contingencies
Redeemable convertible preferred stock, $0.001 par value per share; 21,487,677, 25,468,868 and 28,526,469 shares authorized at December 31, 2005 and 2006, and June 30, 2007 (unaudited), respectively; 18,484,217, 22,907,241 and 25,907,241 shares issued and outstanding at December 31, 2005 and 2006, and June 30, 2007 (unaudited), respectively; aggregate liquidation value of $31,735, $53,659 and $68,659 at December 31, 2005 and 2006, and June 30, 2007 (unaudited), respectively, and no shares outstanding pro forma (unaudited)	23,425	45,486	60,360	—
Stockholders' equity (deficit):
Common stock, $0.001 par value per share; 35,000,000, 40,000,000 and 43,000,000 shares authorized at December 31, 2005 and 2006, and June 30, 2007 (unaudited), respectively; 2,550,329, 3,212,813 and 3,893,423 shares issued and outstanding at December 31, 2005 and 2006, and June 30, 2007 (unaudited), respectively, and 30,006,638 shares outstanding pro forma (unaudited)	2	3	4	30
Additional paid-in capital	13,324	14,826	18,772	87,938
Deferred stock-based compensation	(3,323)	—	—	—
Accumulated other comprehensive loss	—	(1)	—	—
Accumulated deficit	(42,555)	(63,460)	(74,355)	(74,355)

Total stockholders' equity (deficit)	(32,552)	(48,632)	(55,579)	$13,613

Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)	$15,268	$31,326	$32,564

The accompanying notes are an integral part of these consolidated financial statements.

Reliant Technologies, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Net revenues:
Products	$4,474	$33,699	$56,412	$24,238	$34,478
Services and other	75	101	1,078	384	803

Total net revenues	4,549	33,800	57,490	24,622	35,281
Cost of net revenues:
Products	2,783	16,988	26,527	11,907	15,650
Services and other	—	—	120	22	74

Total cost of net revenues	2,783	16,988	26,647	11,929	15,724

Gross profit	1,766	16,812	30,843	12,693	19,557
Operating expenses:
Research and development	7,180	7,854	10,458	4,938	6,135
Sales and marketing	2,089	9,748	23,343	9,374	16,759
General and administrative	5,483	10,962	17,506	6,008	6,540

Total operating expenses	14,752	28,564	51,307	20,320	29,434

Loss from operations	(12,986)	(11,752)	(20,464)	(7,627)	(9,877)
Other income (expense):
Interest income	137	57	544	255	239
Interest expense	(336)	(762)	(1,533)	(925)	(421)
Gains (losses) on preferred stock warrant liability	—	(207)	528	(636)	(734)
Other income (expense), net	(134)	(46)	30	34	(92)

Loss before income taxes and cumulative effect of change in accounting principle	(13,319)	(12,710)	(20,895)	(8,899)	(10,885)
Provision for income taxes	(9)	(10)	(10)	(10)	(10)

Net loss before cumulative effect of change in accounting principle	(13,328)	(12,720)	(20,905)	(8,909)	(10,895)
Cumulative effect of change in accounting principle	—	(5,493)	—	—	—

Net loss	$(13,328)	$(18,213)	$(20,905)	$(8,909)	$(10,895)

Basic and diluted net loss per common share
Net loss before cumulative effect of change in accounting principle	$(40.05)	$(5.97)	$(7.37)	$(3.32)	$(3.15)
Cumulative effect of change in accounting principle	—	(2.58)	—	—	—

Net loss	$(40.05)	$(8.55)	$(7.37)	$(3.32)	$(3.15)

Weighted-average shares used to compute basic and diluted net loss per common share	332,770	2,129,028	2,835,513	2,681,348	3,455,189

Pro forma basic and diluted net loss per common share (unaudited)			$(0.83)		$(0.38)

Weighted-average shares used to compute pro forma basic and diluted net loss per common share (unaudited)			25,057,112		28,391,608

The accompanying notes are an integral part of these consolidated financial statements.

Reliant Technologies, Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock
			Common Stock
					Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2003	12,040,212	$11,289	8,000	$—	$202	$—	$—	$(11,014)	$(10,812)
Issuance of Series B redeemable convertible preferred stock at $1.50 per share, net of issuance costs of $97	4,369,040	6,457	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock to consultant in exchange for services	13,333	20	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock upon exercise of warrants	33,998	68	—	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock at $3.51 per share, net of issuance costs of $140	1,994,302	6,860	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,540,562	2	524	—	—	—	526
Issuance of common stock upon exercise of warrants	—	—	102,299	—	51	—	—	—	51
Vesting of common stock from early exercise of stock options	—	—	54,638	—	27	—	—	—	27
Deferred stock-based compensation	—	—	—	—	2,888	(2,888)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	1,299	—	—	1,299
Stock-based compensation to non-employees at fair value	—	—	—	—	787	—	—	—	787
Issuance of Series B redeemable convertible preferred stock warrants to consultants for services	—	34	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock warrants for patent licenses	—	26	—	—	—	—	—	—	—
Issuance of common stock warrants for patent licenses	—	—	—	—	59	—	—	—	59
Issuance of Series B redeemable convertible preferred stock warrants in connection with the issuance of debt	—	430	—	—	—	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	—	—	(13,328)	(13,328)

Balance at December 31, 2004 (carried forward)	18,450,885	$25,184	1,705,499	$2	$4,538	$(1,589)	$—	$(24,342)	$(21,391)

The accompanying notes are an integral part of these consolidated financial statements.

Reliant Technologies, Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (Continued)
(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock
			Common Stock
					Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2004 (brought forward)	18,450,885	$25,184	1,705,499	$2	$4,538	$(1,589)	$—	$(24,342)	$(21,391)
Issuance of Series B redeemable convertible preferred stock upon exercise of warrants	33,332	66	—	—	—	—	—	—	—
Reclassification from Redeemable convertible preferred stock to Preferred stock warrant liability	—	(2,133)	—	—	—	—	—	—	—
Reclassification to Redeemable convertible preferred stock from Preferred stock warrant liability due to warrant exercise	—	44	—	—	—	—	—	—	—
Vesting of common stock from early exercise of stock options	—	—	348,931	—	174	—	—	—	174
Issuance of common stock upon exercise of stock options	—	—	256,745	—	128	—	—	—	128
Issuance of common stock upon exercise of warrants	—	—	197,154	—	98	—	—	—	98
Deferred stock-based compensation	—	—	—	—	3,799	(3,799)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	2,065	—	—	2,065
Stock-based compensation to non-employees at fair value	—	—	—	—	2,550	—	—	—	2,550
Stock-based compensation expense in connection with option modifications	—	—	—	—	1,061	(1,061)	—	—	—
Amortization of deferred stock-based employee compensation	—	—	—	—	—	1,061	—	—	1,061
Issuance of common stock to consultants for services	—	—	42,000	—	73	—	—	—	73
Issuance of Series B redeemable convertible preferred stock warrants to consultants for services	—	264	—	—	—	—	—	—	—
Issuance of restricted common stock purchase awards to consultants for services	—	—	—	—	78	—	—	—	78
Issuance of common stock warrants in connection with the issuance of debt	—	—	—	—	825	—	—	—	825
Net loss and comprehensive loss	—	—	—	—	—	—	—	(18,213)	(18,213)

Balance at December 31, 2005 (carried forward)	18,484,217	$23,425	2,550,329	$2	$13,324	$(3,323)	$—	$(42,555)	$(32,552)

The accompanying notes are an integral part of these consolidated financial statements.

Reliant Technologies, Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (Continued)
(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock
			Common Stock
					Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2005 (brought forward)	18,484,217	$23,425	2,550,329	$2	$13,324	$(3,323)	$—	$(42,555)	$(32,552)
Issuance of Series D redeemable convertible preferred stock at $5.03 per share, net of issuance costs of $202	4,331,358	21,585	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock upon exercise of warrants	91,666	176	—	—	—	—	—	—	—
Reclassification to Redeemable convertible preferred stock from Preferred stock warrant liability due to warrant exercise	—	300	—	—	—	—	—	—	—
Vesting of common stock from early exercise of stock options	—	—	177,999	—	90	—	—	—	90
Issuance of common stock upon exercise of stock options	—	—	400,823	1	419	—	—	—	420
Issuance of common stock upon exercise of warrants	—	—	83,662	—	42	—	—	—	42
Reversal of deferred stock-based compensation	—	—	—	—	(3,323)	3,323	—	—	—
Employee stock-based compensation expense	—	—	—	—	2,857	—	—	—	2,857
Stock-based compensation to non-employees at fair value	—	—	—	—	1,417	—	—	—	1,417
Comprehensive loss:
Unrealized holding loss on available-for-sale securities	—	—	—	—	—	—	(1)	—	(1)
Net loss	—	—	—	—	—	—	—	(20,905)	(20,905)

Total comprehensive loss									(20,906)

Balance at December 31, 2006 (carried forward)	22,907,241	$45,486	3,212,813	$3	$14,826	$—	$(1)	$(63,460)	$(48,632)

The accompanying notes are an integral part of these consolidated financial statements.

Reliant Technologies, Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (Continued)
(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock
			Common Stock
					Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2006 (brought forward)	22,907,241	$45,486	3,212,813	$3	$14,826	$—	$(1)	$(63,460)	$(48,632)
Issuance of Series E redeemable convertible preferred stock at $5.00 per share, net of issuance costs of $126 (unaudited)	3,000,000	14,874	—	—	—	—	—	—	—
Vesting of common stock from early exercise of stock options (unaudited)	—	—	15,403	—	8	—	—	—	8
Issuance of common stock upon exercise of stock options (unaudited)	—	—	530,362	1	436	—	—	—	437
Issuance of common stock upon exercise of warrants (unaudited)	—	—	134,845	—	428	—	—	—	428
Issuance of restricted common stock (unaudited)	—	—	—	—	130	—	—	—	130
Employee stock-based compensation expense (unaudited)	—	—	—	—	2,724	—	—	—	2,724
Stock-based compensation to non-employees at fair value (unaudited)	—	—	—	—	220	—	—	—	220
Comprehensive loss (unaudited):
Unrealized holding gain on available-for-sale securities (unaudited)	—	—	—	—	—	—	1	—	1
Net loss (unaudited)	—	—	—	—	—	—	—	(10,895)	(10,895)

Total comprehensive loss (unaudited)									(10,894)

Balance at June 30, 2007 (unaudited)	25,907,241	$60,360	3,893,423	$4	$18,772	$—	$—	$(74,355)	$(55,579)

The accompanying notes are an integral part of these consolidated financial statements.

Reliant Technologies, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Operating activities
Net loss	$(13,328)	$(18,213)	$(20,905)	$(8,909)	$(10,895)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense related to employees	1,299	2,065	2,857	1,241	2,854
Stock-based compensation expense related to non-employees	841	2,965	2,181	1,456	351
Stock-based compensation expense related to stock option modifications	—	1,061	—	—	—
Stock-based compensation expense related to warrants issued in connection with credit facility	197	201	772	544	123
Cumulative effect of change in accounting principle	—	5,493	—	—	—
(Gains) losses on preferred stock warrant liability	—	207	(528)	636	734
Depreciation and amortization	398	1,008	1,868	762	1,192
Amortization of investment discounts	—	—	(145)	(19)	(17)
Loss on sale and retirement of property and equipment	—	32	3	5	84
Loss on sale of investments	59	—	—	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(1,645)	(786)	(6,297)	(256)	1,236
Inventories	(1,480)	(3,283)	(6,229)	(3,728)	(1,577)
Related party receivable	—	(47)	19	23	8
Prepaid expenses and other assets	(259)	(785)	332	411	(580)
Accounts payable	2,803	(59)	6,691	778	(1,369)
Accrued liabilities	454	1,934	5,348	311	(4,594)
Accrued interest on notes payable to related parties	(512)	—	—	—	—
Deferred rent	(208)	559	(367)	(54)	(120)
Deferred service contract revenue	553	951	191	237	(164)
Deferred margin	250	659	(662)	(773)	(57)

Net cash used in operating activities	(10,578)	(6,038)	(14,871)	(7,335)	(12,791)
Investing activities
Purchase of property and equipment	(881)	(1,404)	(1,092)	(540)	(570)
Proceeds from sale of property and equipment	—	33	—	—	—
Purchase of intangible assets	(300)	—	(47)	(47)	—
Purchase of investments	(2,396)	—	(8,732)	(8,728)	(1,478)
Proceeds from sales and maturities of investments	2,337	—	7,382	—	1,500

Net cash used in investing activities	(1,240)	(1,371)	(2,489)	(9,315)	(548)
Financing activities
Payments on borrowings from a shareholder	(1,735)	—	—	—	—
Proceeds received on loans and line of credit	3,000	6,337	1,000	1,000	—
Payments on loans and line of credit	(77)	(1,521)	(2,570)	(1,056)	(1,367)
Proceeds from issuance of preferred stock, net of issuance costs	13,384	—	21,585	21,585	14,874
Proceeds from exercise of stock options and warrants	845	329	636	185	867

Net cash provided by financing activities	15,417	5,145	20,651	21,714	14,374
Net increase (decrease) in cash and cash equivalents	3,599	(2,264)	3,291	5,064	1,035
Cash and cash equivalents at beginning of period	3,354	6,953	4,689	4,689	7,980

Cash and cash equivalents at end of period	$6,953	$4,689	$7,980	$9,753	$9,015

Supplemental disclosure of cash flow information:
Cash paid for interest	$800	$422	$761	$381	$279

Cash paid for taxes	$17	$3	$15	$14	$10

Non-cash financing activities:
Warrants issued for intangible assets	$85	$—	$—	$—	$—

Warrants issued for debt commitments	$430	$825	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Reliant Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Description of Business and Basis of Presentation

Reliant Technologies, Inc. (the "Company") designs, develops, manufactures and markets its Fraxel laser systems (the "Fraxel systems") for the treatment of aesthetic skin conditions.

Since the Company's inception in 2001 until September 2004, the Company's operations consisted primarily of start-up activities, including developing Fraxel technology and the Fraxel system, recruiting personnel and raising capital. The Company has received multiple FDA clearances to market its Fraxel laser system for skin conditions. In September 2004, the Company launched commercial sales of its first Fraxel laser system. The Company markets the Fraxel system through a direct sales organization in the United States and markets the Fraxel laser system in selected international markets primarily through distributors. The Company also intends to introduce direct sales in select countries outside of the United States. The Company's primary customers include dermatologists, plastic surgeons and other qualified practitioners. The Company's corporate facility is located in Mountain View, California.

In April 2004, the Company entered into a reverse merger with Reliant Merger Sub, Inc., where Reliant Merger Sub, Inc. was the legal survivor following the merger. Since the merger was a transaction between entities under common control, there was no change in the carrying basis of the assets and liabilities of the combined entities and the Company continues to be the accounting survivor following the merger. Accordingly, accumulated deficit in the accompanying consolidated balance sheets represents the results of operations for the Company since its inception. As a result, in April 2004 the Company was incorporated in Delaware under the name Reliant Merger Sub, Inc. and changed its legal name back to Reliant Technologies, Inc.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

Need to Raise Additional Capital

The Company has incurred significant net losses and negative cash flows from operations since its inception and had an accumulated deficit of $74.4 million as of June 30, 2007. Management expects operating losses and negative cash flows to continue through at least 2008. In March 2007, the Company received approximately $14.9 million of net cash proceeds upon the issuance of 3,000,000 shares of Series E redeemable convertible preferred stock at $5.00 per share.

Management believes cash and investments as of June 30, 2007 are sufficient to fund the net cash needs of the Company through at least December 31, 2007. Management plans to continue to finance the Company's operations with a combination of equity issuances, debt arrangements and revenues from product sales. If adequate funds are not available, the Company may be required to reduce operating expenses, and delay, reduce the scope of, or eliminate one or more of its development programs or obtain funds through arrangements with others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself.

The accompanying financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The consolidated financial statements as of December 31, 2006 and June 30, 2007, and for the year and six months then ended, respectively, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company's ability to continue as a going concern.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2007, the statements of operations and cash flows for the six months ended June 30, 2006 and 2007 and the statement of redeemable convertible preferred stock and stockholders' equity (deficit) for the six months ended June 30, 2007 and related information contained in the notes to the financial statements are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to fairly present the Company's financial position as of June 30, 2007 and the results of operations and cash flows for the six months ended June 30, 2006 and 2007. The results for the six months ended June 30, 2007 are not necessarily indicative of the results of operations to be expected for the year ending December 31, 2007, or for any other interim period or for any future year.

Unaudited Pro forma Stockholders' Equity

In May 2007, the board of directors of the Company authorized management of the Company to file a registration statement with the Securities and Exchange Commission ("SEC") permitting the Company to sell shares of its common stock in an initial public offering. All of the shares of Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock outstanding at June 30, 2007 will automatically convert into 26,113,215 shares of common stock upon the closing of the initial public offering. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the preferred stock and the related reclassification of the preferred stock warrant liability to additional paid-in capital, is set forth on the accompanying balance sheets.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and judgments that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments

The Company carries cash, cash equivalents, short-term investments available-for-sale and warrants to purchase preferred stock, at fair value. The Company's other financial instruments, including accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates fair value given their short-term nature. The carrying amounts of borrowings under the Company's debt facilities approximate fair value based on the current interest rates for similar borrowing arrangements.

Cash, Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments with original maturities of three months or less from date of purchase to be cash equivalents, which consists primarily of money market funds, U.S. government securities and other investment grade debt securities that have strong credit ratings.

The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. Management determines the appropriate classification of securities at the time of purchase. The Company classified its investment portfolios at December 31, 2006 and June 30, 2007 as available-for-sale. Available-for-sale securities are carried at fair value as determined based on quoted market prices with unrealized gains and losses reported as a component of accumulated other comprehensive loss in stockholders' equity (deficit). The Company views its available-for-sale portfolio as available for use in current operations.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income and expense. Realized gains and losses and decline in value judged to be other-than-temporary for available-for-sale securities, if any, are included in interest income and expense and have not been significant to date. Realized gains and losses are computed on a specific identification basis. Interest and dividends are included in interest income.

Accounts Receivable and Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral from its customers. The Company estimates an allowance for doubtful accounts through specific identification of potentially uncollectible accounts based on an analysis of its accounts receivable aging.

Activity related to allowance for doubtful accounts consisted of the following (in thousands):

	Balance at Beginning of Period	Charged to Costs and Expenses	Deduction/ Write-offs	Balance at End of Period
Year ended December 31, 2004	$—	$—	$—	$—
Year ended December 31, 2005	—	12	(12)	—
Year ended December 31, 2006	—	53	(8)	45
Six months ended June 30, 2007	45	652	(120)	577

Concentrations of Credit Risk and Financial Instruments

The Company invests cash that is not currently being used for operational purposes in accordance with its investment policy. The policy allows for the purchase of low risk debt securities issued by U.S. government agencies and highly rated banks and corporations subject to certain concentration limits. The maturities of these securities may be no longer than two years.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable. The Company maintains its cash and cash equivalents with three financial institutions in the United States and one financial institution internationally. Company policy restricts the amount of credit exposure to any one issuer and to any one type of investment. The Company is exposed to credit risks in the event of default by the institutions holding the cash and cash equivalents to the extent of the amounts recorded on the balance sheets.

For the years ended December 31, 2004 and 2006, and six months ended June 30, 2007, no customer accounted for more than 10% of total revenues. For the year ended December 31, 2005 and six months ended June 30, 2006, one customer in South Korea accounted for 18% and 11% of total revenue, respectively. As of December 31, 2005 and 2006, one customer accounted for 16% and 19% of accounts receivable, respectively. No customer accounted for more than 10% of accounts receivable as of June 30, 2007.

Inventories

Inventories are stated at the lower of cost (first in, first out or "FIFO") or market (net realizable value). Cost components capitalized as inventory include raw materials, labor, shipping and manufacturing overhead. The Company evaluates its ending inventories for estimated excess quantities and obsolescence. This evaluation includes analyses of sales levels by product and projections of future demand within specific time horizons. Inventories in excess of future demand are written down to their net realizable value. In addition, the Company assesses the impact of changing technology on its inventory-on-hand and writes-off inventories that are considered obsolete.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from one to seven years. Leasehold improvements are amortized over their estimated useful life or the related lease term, whichever is shorter.

Intangible Assets

Intangible assets consist of acquired patents and are carried at cost less accumulated amortization. Amortization is computed using the straight-line method and recorded over the estimated useful lives of the assets.

Impairment of Long-Lived Assets

The Company periodically assesses the impairment of long-lived assets in accordance with the provisions of Statement Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In accordance with SFAS No. 144, if indicators of asset impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through the undiscounted future expected operating cash flows. If impairment is indicated, the Company records the amount of such impairment for the excess of the carrying value of the asset over its estimated fair value. No such indicators of impairment existed as of December 31, 2006 or June 30, 2007.

Revenue Recognition

The Company's principal sources of revenue are from the sale of its laser systems, consumable tips and extended service agreements. The Company's revenue recognition policies are in accordance with the SEC's Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition in Financial Statements, and Emerging Issues Task Force ("EITF") 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The Company recognizes revenue when all of the four criteria have been met: (i) persuasive evidence of an arrangement exists such as a purchase order or a binding agreement; (ii) delivery of the product and/or services has occurred and risk of loss and title has transferred; (iii) the sale price and payment terms are fixed or determinable; and (iv) collectibility is reasonably assured.

Revenue from laser system sales in the United States is recognized upon shipment and completion of training of the physician and when all other applicable revenue recognition criteria are met. If a domestic customer delays training in the use of the laser systems, the Company's policy is to delay revenue recognition of all elements of the system until the training is complete. Pricing of the domestic systems are negotiated with individual customers based on guidelines provided by the Company and approved by appropriate levels of management. Customers in the United States do not have any rights of return related to the laser systems.

International laser system revenue is recognized upon shipment to the Company's international distributors and when all other applicable revenue recognition criteria are met. The Company has granted distribution rights to specific geographic territories to distributors. The pricing of laser systems to the distributors are guided by the terms and conditions of the Company's distribution agreements and are generally set as a percentage discount off prices used in the United States. However actual pricing is determined on a purchase order by purchase order basis for each sale. The distributors do not have any rights of return related to the Company's laser systems. On occasion, the Company has shipped laser systems to distributors in countries in which regulatory clearance had not been received for the systems. The Company's policy is to delay revenue recognition on such shipments until regulatory clearance is received.

Revenue from the consumable disposable tips is recognized upon shipment. In the event of consumable tip failure, the Company provides a credit to customers for returned tips, to be used against future tip purchases. These are no other rights of return on the consumable tips. The Company records an allowance for estimated failures, and such allowances are adjusted periodically to reflect actual and anticipated experience. The Company's return reserve for consumable tips, included in our product warranty reserve, was $4,000, $46,000, and $18,000 as of December 31, 2005 and 2006, and June 30, 2007, respectively.

Revenue from extended service agreements are recognized ratably over the extended warranty term. The costs associated with services are recognized as incurred. The unrecognized revenue portion of the extended warranty agreements billed is recorded as deferred revenue.

Certain agreements also include multiple deliverables or elements for products and/or services. Where sufficient evidence of fair value exists for all undelivered elements but does not exist for one or more delivered elements, the Company recognizes revenue from these agreements based on the residual method and when revenue recognition criteria are met. If sufficient evidence of fair value exists for all elements, revenue is recognized based on the relative fair value of the products and services and when revenue recognition criteria are met. Through June 30, 2007, there were no agreements for which the Company used the relative fair value method to allocate revenue. The determination of the fair value of the undelivered elements is based on a number of factors, including the amount charged to other customers for products or services, price lists, or other relevant information. If an undelivered element is essential to the functionality of the delivered element or required under the terms of the agreement to be delivered concurrently, the Company defers the revenue on the delivered element until that undelivered element is delivered. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a deferral of revenue recognition for the delivered elements until the undelivered elements are fulfilled.

Deferred Margin

The Company defers both the revenue and related cost of revenues on any product sale that has not met all of the applicable revenue recognition criteria described above. The Company records the deferral of the revenue as a liability and records the deferral of the related cost of revenues as a contra liability, the net of which is presented on the Company's balance sheet as deferred margin.

Deferred Service Contract Revenue

Deferred revenue is recorded when payments are received, or receivables for amounts currently due from customers are recorded, prior to the Company's completion of the related performance obligations. Deferred service contract revenue is primarily comprised of deferrals for recurring revenues from extended warranties that have not yet been rendered.

Product Warranty Reserve

The Company typically provides a one-year warranty on its systems. The Company maintains a product warranty reserve based on product sales to cover anticipated warranty costs related to products sold based upon historical costs and its sales agreements. Such reserve is included in Accrued Liabilities in the accompanying balance sheets. The Company regularly compares its reserves as determined by management to actual costs incurred, and adjusts its reserves if necessary. The Company has recorded the following activity in its warranty reserve (in thousands):

	Year ended December 31,
			Six months ended June 30, 2007
	2005	2006
			(unaudited)
Balance at the beginning of the period	$84	$168	$278
Provision for warranty liability for sales made during the period, charged to cost of revenues	300	1,121	976
Utilized during the period	(216)	(1,011)	(1,007)

Balance at the end of the period	$168	$278	$247

Preferred Stock Warrant Liability

Effective July 1, 2005, the Company adopted the provisions of Financial Accounting Standards Board Staff Position ("FSP") No. 150-5, Issuer's Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Pursuant to FSP No. 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the balance sheet at fair value. Therefore, under SFAS No. 150, the freestanding warrants that are related to the purchase of the Company's redeemable convertible preferred stock are liabilities that should be recorded at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of other income (expense). Prior to July 1, 2005, the Company accounted for warrants for the purchase of preferred stock under EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Upon adoption of FSP No. 150-5, the Company reclassified the fair value of its warrants to purchase shares of its redeemable convertible preferred stock from equity to a liability and recorded a cumulative effect charge of approximately $5.5 million for the change in accounting principle. The Company recorded approximately $(207,000), $528,000 and $(734,000) of other income (expense), net for the change in fair value in the second half of 2005, year ended December 31, 2006 and six months ended June 30, 2007, respectively.

The Company will continue to adjust the liabilities for changes in fair value until the earlier of the exercise of the warrants to purchase shares of redeemable convertible preferred stock or the completion of a liquidation event, including the completion of an initial public offering, at which time the liabilities will be reclassified to stockholders' equity (deficit).

The pro forma effect of the adoption of FSP No. 150-5 on the Company's results of operations for 2004 and 2005, if applied retroactively, assuming FSP No. 150-5 had been adopted at the beginning of these years, is an increase in net loss of $3.7 million and $1.9 million, respectively, and basic and diluted net loss per share for these years would have increased by $11.05 and $0.90, respectively.

Shipping and Handling

Revenue derived from billing customers for shipping and handling costs are classified as a component of revenues. Costs of shipping and handling charged by suppliers are classified as a component of cost of revenues.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising costs were $148,000, $250,000 and $2.7 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $273,000 and $908,000 for the six months ended June 30, 2006 and 2007, respectively.

Research and Development

The Company expenses research and development costs as incurred, net of reimbursements from third parties. Research and development expenses consist primarily of personnel and personnel-related costs, supplies, materials, product development costs, allocated overhead, professional service provider costs and stock-based compensation.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations, including the Financial Accounting Standards Board Interpretation ("FIN") No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. The Company also complied with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. In accordance with APB No. 25, stock-based compensation was calculated using the intrinsic value method and represents the difference, if any, on the date of grant, between the fair value per share of the Company's common stock and the per share exercise price of the option.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share-Based Payment. Under SFAS No. 123R, stock-based awards, including stock options, are recorded at fair value as of the grant date and recognized to expense over the employee's requisite service period (generally the vesting period) which the Company has elected to amortize on a straight-line basis. Because non-cash stock compensation expense is based on awards ultimately expected to vest, it has been reduced by an estimate for future forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company adopted the provisions of SFAS No. 123R using the modified-prospective transition method. Under the modified-prospective transition method, beginning January 1, 2006, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted or modified subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. See Note 15 for further detail.

As a result of adopting SFAS No. 123R on January 1, 2006, the Company's net loss for the year ended December 31, 2006 was $1.4 million higher than if it had continued to account for stock-based compensation under APB No. 25. Basic and diluted net loss per share for the year ended December 31, 2006 would have been decreased by $0.48 if the Company had continued to account for stock-based compensation under APB No. 25.

Under the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, the following table presents the effect on net loss if the Company had applied the fair value recognition provision of SFAS No. 123 (in thousands):

	Year ended December 31,
	2004	2005
Net loss, as reported	$(13,328)	$(18,213)
Add: Stock-based employee compensation expense determined under the intrinsic value method included in net loss	1,299	3,126
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	(2,040)	(3,523)

Pro forma net loss attributable to common stockholders	$(14,069)	$(18,610)

Loss per share applicable to common stockholders:
Basic and diluted — as reported	$(40.05)	$(8.55)

Basic and diluted — pro forma	$(42.28)	$(8.74)

At June 30, 2007, the Company had one share-based compensation plan, which is described in Note 15. The Company allocated stock-based compensation expense as follows (in thousands):

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Cost of revenues	$—	$—	$212	$101	$134
Research and development	520	1,480	1,015	543	613
Sales and marketing	62	754	1,346	684	833
General and administrative	1,538	3,857	2,465	1,369	1,625

Total non-cash stock-based compensation	$2,120	$6,091	$5,038	$2,697	$3,205

The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of EITF No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair-value approach. The Company believes that the fair value of the stock options is more readily measurable than the services rendered. The equity instruments, consisting of stock options and warrants granted to lenders and consultants, are valued using the Black-Scholes valuation model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the term of the related financing or the period over which services are received.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiary is the U.S. dollar. Translation adjustments resulting from remeasuring the foreign currency denominated financial statements of subsidiaries into U.S. dollars are included in the Company's consolidated statements of operations. Translation gains and losses have not been significant to date.

Comprehensive Loss

SFAS No. 130, Reporting Comprehensive Income, requires components of other comprehensive income, including gains and losses on available-for-sale investments, to be included as part of total comprehensive income. The Company displays comprehensive loss and its components as part of the statement of redeemable convertible preferred stock and stockholders' equity (deficit). Comprehensive loss consists of net loss and unrealized gains and losses on available-for-sale investments. Total comprehensive loss for all periods presented has been disclosed in the statement of redeemable convertible preferred stock and stockholders' equity (deficit).

Net Loss Per Share

Basic net loss per common share is calculated by dividing the net loss applicable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for potential common shares. Diluted loss per common share is computed by dividing the loss applicable to common stockholders by the weighted-average number of common shares outstanding for the period and dilutive potential common shares for the period determined using the treasury stock method. For purposes of this calculation, preferred stock, options to purchase common stock, warrants to purchase preferred stock and warrants to purchase common stock are considered to be common stock equivalents and are only included in the calculation of diluted net loss per common share when their effect is dilutive.

Segment Reporting

In accordance with the provisions of SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, the Company has determined that it operates in one business segment, the medical equipment industry. The Company operates in two geographic areas, the United States and Rest of World.

Recent Accounting Standards

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. FIN No. 48 requires that the Company recognize the impact of a tax position in the financial statements, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective as of the beginning of the Company's 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of FIN No. 48 on January 1, 2007 had no impact on the Company's results of operations, financial position, or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company effective January 1, 2008. The Company does not expect the adoption of SFAS No. 157 to have any impact on its results of operations, financial position, or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have any impact on its results of operations, financial position, or cash flows.

3. Preferred Stock Warrant Liability

Significant terms and fair value of warrants to purchase preferred stock are as follows (in thousands except share and per share data):

			Outstanding Number of Warrants as of			Fair Value as of
Underlying Preferred Stock
	Expiration Date	Exercise Price Per Share	Dec 31, 2005	Dec 31, 2006	June 30, 2007	Dec 31, 2005	Dec 31, 2006	June 30, 2007
					(unaudited)			(unaudited)
Series A	Earlier of (i) April 2009, or (ii) the closing of an initial public offering of the Company's common stock	$1.50 to $5.03	—	204,090	204,090	$—	$650	$705
Series B	Earlier of (i) May 2008 — July 2009, or (ii) the closing of an initial public offering of the Company's common stock	2.00	1,896,638	1,819,972	1,819,972	6,227	5,554	6,092
Series B	Earlier of (i) January 2009, or (ii) the closing of an initial public offering of the Company's common stock	2.00	2,666	2,666	2,666	9	8	9
Series B	Earlier of (i) December 2008, or (ii) the end of the calendar year of a change in control event	1.50	210,000	210,000	210,000	344	584	766
Series B	Earlier of (i) July 2009, or (ii) the closing of an initial public offering of the Company's common stock	1.50	15,000	—	—	55	—	—
Series B	Earlier of (i) April 2014, or (ii) a public acquisition of the Company	1.50	260,000	260,000	260,000	1,064	1,080	1,162
Series B	Later of (i) August 2014, or (ii) 3 years after the closing of an initial public offering of the Company's common stock	2.00	22,500	22,500	22,500	90	91	98

Total			2,406,804	2,519,228	2,519,228	$7,789	$7,967	$8,832

Those warrants that do not expire on the closing of an initial public offering will convert into warrants to purchase common stock at the applicable conversion rate.

The fair value of the above warrants was determined using the Black-Scholes valuation model using the following assumptions:

	December 31,
			June 30, 2007
	2005	2006
			(unaudited)
Risk-free interest rate	4.28%	4.79%	4.89%
Remaining contractual term (in years)	4.5	3.1	2.6
Volatility	75%	56%	53%
Dividend yield	0%	0%	0%

4. Net Loss per Share

Basic and diluted net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period. Stock options, stock warrants, nonvested stock awards, common stock subject to repurchase by the Company, and shares to be issued upon conversion of the redeemable convertible preferred stock were not included in the diluted net loss per common share calculation for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 because the inclusion of such shares would have had an anti-dilutive effect. The unaudited pro forma basic and diluted net loss per common share calculations assume the conversion of all outstanding shares of preferred stock into shares of common stock using the as-if-converted method as of January 1, 2006 or the date of issuance, if later.

The following table sets forth the computation of basic and diluted net loss per common share (in thousands, except share and per share amounts):

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Historical
Numerator:
Net loss before cumulative effect of change in accounting principle	$(13,328)	$(12,720)	$(20,905)	$(8,909)	$(10,895)
Cumulative effect of change in accounting principle	—	(5,493)	—	—	—

Net loss	$(13,328)	$(18,213)	$(20,905)	$(8,909)	$(10,895)

Denominator:
Weighted-average common shares outstanding	423,655	2,471,509	2,918,356	2,806,828	3,546,971
Less: Weighted-average unvested common shares subject to repurchase	(90,885)	(342,481)	(82,843)	(125,480)	(91,782)

Denominator for basic and diluted net loss per common share	332,770	2,129,028	2,835,513	2,681,348	3,455,189

Basic and diluted net loss per common share
Net loss before cumulative effect of change in accounting principle	$(40.05)	$(5.97)	$(7.37)	$(3.32)	$(3.15)
Cumulative effect of change in accounting principle	—	(2.58)	—	—	—

Net loss	$(40.05)	$(8.55)	$(7.37)	$(3.32)	$(3.15)

Pro forma
Numerator:
Net loss			$(20,905)		$(10,895)

Denominator:
Shares used above			2,835,513		3,455,189
Pro forma adjustments to reflect assumed weighted-average effect of conversion of redeemable convertible preferred stock (unaudited)			22,221,599		24,936,419

Shares used to compute pro forma basic and diluted net loss per common share (unaudited)			25,057,112		28,391,608

Pro forma basic and diluted net loss per common share (unaudited)			$(0.83)		$(0.38)

Potentially dilutive securities include the following:

	December 31,			June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Options to purchase common stock	2,978,995	4,357,219	6,008,155	4,740,183	6,622,363
Warrants to purchase common stock	969,661	2,543,797	2,210,927	2,405,464	2,059,415
Warrants to purchase redeemable convertible preferred stock	2,440,137	2,406,804	2,519,228	2,545,894	2,519,228
Nonvested stock awards	—	—	10,000	—	92,500
Common shares subject to repurchase	481,797	209,348	21,543	79,853	3,250
Redeemable convertible preferred stock	18,450,885	18,484,217	23,113,215	23,086,549	26,113,215

	25,321,475	28,001,385	33,883,068	32,857,943	37,409,971

5. Cash, Cash Equivalents and Short-Term Investments

The following are summaries of cash and cash equivalents, short term investments and restricted cash (in thousands):

	Cost	Unrealized Gain/(Loss)	Estimated Fair Value
As of December 31, 2005:
Cash	$4,813	$—	$4,813
Money market funds	53	—	53

	$4,866	$—	$4,866

Reported as:
Cash and cash equivalents			4,689
Long term restricted cash			177

			$4,866

	Cost	Unrealized Gain/(Loss)	Estimated Fair Value
As of December 31, 2006:
Cash	$3,547	$—	$3,547
Money market funds	4,610	—	4,610
Asset backed securities	1,495	(1)	1,494

	$9,652	$(1)	$9,651

Reported as:
Cash and cash equivalents			$7,980
Short term investments			1,494
Long term restricted cash			177

			$9,651

	Cost	Unrealized Gain/(Loss)	Estimated Fair Value
As of June 30, 2007 (unaudited):
Cash	$4,343	$—	$4,343
Money market funds	2,352	—	2,352
Asset backed securities	3,987	—	3,987

	$10,682	$—	$10,682

Reported as:
Cash and cash equivalents			9,015
Short term investments			1,490
Long term restricted cash			177

			$10,682

At December 31, 2006 and June 30, 2007, the contractual maturities of investments held were less than one year. Long term restricted cash represents a letter of credit relating to the security deposit on the Company's Mountain View lease, and the balance is included in Other Assets in the accompanying balance sheets.

6. Inventories

Inventories consists of the following (in thousands):

	December 31,
			June 30, 2007
	2005	2006
			(unaudited)
Raw materials	$3,184	$5,898	$5,528
Work in process	220	760	428
Finished goods	471	2,054	3,797

Total inventories	$3,875	$8,712	$9,753

7. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,
			June 30, 2007
	2005	2006
			(unaudited)
Purchased software	$477	$576	$681
Furniture and fixtures	275	295	297
Computer equipment	627	723	732
Other equipment	2,328	4,152	4,922
Leasehold improvements	379	388	388

	4,086	6,134	$7,020
Less: accumulated depreciation and amortization	(1,534)	(2,928)	(3,963)

Property and equipment, net	$2,552	$3,206	$3,057

Total depreciation and amortization expense for property and equipment amounted to $374,000, $969,000 and $1.8 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $743,000 and $1.2 million for the six months ended June 30, 2006 and 2007, respectively.

8. Intangible Assets

Intangible assets consist of the following (in thousands):

	December 31,
			June 30, 2007
	2005	2006
			(unaudited)
Patents	$385	$432	$432
Less: accumulated amortization	(62)	(104)	(125)

Total intangible assets, net	$323	$328	$307

Amortization of the patents for the fiscal years ended December 31, 2004, 2005 and 2006 was $24,000, $39,000 and $42,000, respectively, and $19,000 and $21,000 for the six months ended June 30, 2006 and 2007, respectively.

During fiscal 2006, the Company acquired two patents for cash for an aggregate amount of $47,000. The patents are being amortized over their estimated useful lives of 10 years. Based on intangible assets recorded at June 30, 2007, and assuming no subsequent additions to, or impairment of the underlying assets, amortization expense is expected to be $22,000 for the six months ended December 31, 2007 and $43,000 a year for the next five years.

9. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
			June 30, 2007
	2005	2006
			(unaudited)
Accrued compensation and related expenses	$1,105	$2,520	$1,689
Accrued legal-related costs	244	3,630	261
Other accrued expenses	2,037	2,076	1,692

Total accrued expenses	$3,386	$8,226	$3,642

10. License Agreements

In May 2002, the Company entered into an exclusive license agreement (the "License Agreement") whereby the Company licensed certain of its technology to a third party. Under the License Agreement, the Company received approximately $185,000 for the sale of certain tangible assets (primarily inventory). Additionally, under the License Agreement the Company is entitled to a royalty on "Net Sales" (as defined) of certain products in excess of $1 million. As part of the royalty provision, the Company was entitled to receive $268,000, which represented a minimum royalty guarantee that was collected as of December 31, 2004. The Company has been amortizing the advanced royalty payment into revenue on a straight line basis over the life of the contract, which is five years. Through the end of the contract in May 2007, the licensee did not achieve net sales of $1.0 million, and therefore the amounts recognized as revenue under this arrangement represent solely the amortization of the initial royalty amount received.

In November 2003, the Company and a hospital entered into an exclusive license agreement (the "License Patent Agreement") whereby the hospital granted the Company an exclusive worldwide license ("certain patent rights"). The Company pays the hospital a royalty fee based on the sale of all products and processes related to certain patent rights, which payments include all of our current Fraxel laser systems and consumable tips, and a sublicense fee based on any and all royalty and non-royalty revenue generated by the Company in consideration for the sublicensing of the patent rights. These fees are included in cost of revenues at the time revenue is recognized related to the products covered under License Patent Agreement.

11. Related Party Transactions

In January 2005, the Company entered into a noncancelable sublease agreement, and in December 2005, entered into the first amendment to this sublease with a related party to sublease a portion of the Company's facilities in San Diego, California. One of the Company's directors is the Chairman of the Board of the entity who subleased the facility and owns a controlling interest in this entity. The sublease agreement provided for free rent for the first nine months and rent of $5,000 a month for the next three months. The first amendment provides for a 24 month extension of the term of the sublease at a monthly rental amount of $11,500. The sublease expires on December 31, 2007. The Company records the monthly sublease income as an offset to rent expense. The Company recognized $15,000, $122,000, $61,000 and $61,000 of sublease income during the years ended

December 31, 2005 and 2006, and six months ended June 30, 2006 and 2007, respectively, related to this sublease. In addition, the Company recorded a related party receivable of $47,000 in 2005 for rent receivable and for certain furniture sold to this related party during 2005. The furniture is being paid for on a monthly basis over the term of the sublease. As such, the remaining receivable balance at June 30, 2007 of $20,000 relates to the furniture sold during 2005 and has been classified on the balance sheet as current.

In April 2007, the Company entered into a collaboration agreement with Stemedica Cell Technologies, Inc. ("Stemedica"). Pursuant to the collaboration agreement, the Company may loan Stemedica certain equipment for use in their clinical studies. To the extent Stemedica publishes material related to such clinical studies, Stemedica will discuss the use of the Company's equipment. Dr. Maynard Howe, a director of the Company, is the chief executive officer of Stemedica. Mr. Stephen Mendelow and Dr. Glen Nelson, directors of the Company, serve on the board of directors of Stemedica.

12. Credit Facility

Working Capital Line of Credit with Investor

In April 2004, the Company entered into a Loan and Security Agreement with Pinnacle Ventures, LLC, an investor in the Company, which provided for a working capital line of credit in the amount of $6.0 million with an interest rate of 9.5% per annum. In April 2004, the Company drew $3.0 million on this line of credit and, as a result, entered into a $3.0 million Secured Promissory Note. Of the remaining $3.0 million available on this line of credit, $1.5 million expired in 2004 and $1.5 million expired in 2005. In November 2005, the Company entered into an Amendment to the April 2004 Loan and Security Agreement which provided for a new working capital line of credit in the amount of $6.0 million. The Company drew $3.0 million and $1.0 million on this additional line of credit in November 2005 and February 2006, respectively, and, as a result, entered into a $3.0 million Secured Promissory Note and a $1.0 million Secured Promissory Note. The notes bear interest at 9.25% and 9.5% per annum, respectively. The additional $2.0 million available on this line of credit expired on June 30, 2006. All notes are repayable in 36 monthly installments. The lender has a first priority lien, second to another lender on all of the Company's assets excluding intellectual property. See Note 19.

In connection with the April 2004 transaction, the Company issued the venture capital firm a warrant with a 10 year term to purchase 260,000 shares of Series B preferred stock with an exercise price of $1.50 per share. In connection with the November 2005 transaction, the Company issued the venture capital firm another warrant with a 10 year term to purchase 200,000 shares of common stock with an exercise price of $3.00 per share. See Note 3 for additional information regarding the preferred stock warrants.

Working Capital Line of Credit with Bank

In August 2004, the Company entered into a Loan and Security Agreement with a bank which provided for a working capital line of credit in the amount of $2.0 million with interest at prime plus 1% per annum (8.25%, 9.25% and 9.25% as of December 31, 2005 and 2006, and June 30, 2007, respectively). In February 2005, the Company drew $2.0 million on this line of credit. In November 2005, the Company entered into an Amendment to this August 2004 Loan and Security Agreement which increased the working capital line of credit to $4.0 million and provided for a term loan in the amount of $1.0 million which bears interest at a rate of 2% above prime per annum (9.25%, 10.25% and 10.25% as of December 31, 2005 and 2006, and June 30, 2007, respectively) and is repayable in 36 monthly installments. The Company drew the $1.0 million term loan in November 2005. Under the working capital line of credit, the Company is required to maintain certain financial and non-financial covenants. The Company was in violation of a non-financial covenant on a few occasions in 2005, which noncompliance was waived by the bank in the November 2005 Amendment.

In October 2006, the Company entered into another Amendment to the August 2004 Loan and Security Agreement which extended the working capital line of credit maturity date to October 24, 2007, and modified certain borrowing criteria. The borrowing base under the revolving line of credit consists of 80% of eligible accounts receivable plus up to $1.5 million for inventory (inventory advances will be based on a formula of 40% of inventory). The bank has a first priority blanket lien on all of the Company's assets excluding intellectual property. The Company was in violation of a financial covenant on one occasion in 2006, which noncompliance was waived by the bank in this Amendment. As of December 31, 2006 and June 30, 2007, the Company was in compliance with these debt covenants. See Note 19.

In connection with the August 2004 transaction, the Company issued to the bank a warrant with a 10 year term to purchase 22,500 shares of Series B preferred stock with an exercise price of $2.00 per share. In connection with the November 2005 transaction, the Company issued to the bank another warrant with a 10 year term to purchase 13,333 shares of common stock with an exercise price of $3.00 per share. See Note 3 for additional information regarding the preferred stock warrants.

Principal Maturities

Principal maturities of the outstanding notes and line of credit obligations are as follows (in thousands):

	December 31, 2006	June 30, 2007
		(unaudited)
Year ending December 31,
2007	$4,292	$2,925
2008	1,984	1,984
2009	125	125

Total	6,401	5,034
Less amounts representing imputed interest on warrants issued	(197)	(74)

	6,204	4,960
Less current portion	(4,190)	(3,842)

Non-current portion	$2,014	$1,118

13. Commitments and Contingencies

Operating Leases

The Company had three noncancelable operating lease arrangements for facilities in Palo Alto, San Diego and Mountain View. The Company leased space in Palo Alto, California, for its corporate headquarters and operating facility and leased space in San Diego, California, for its sales and marketing facility. During 2005, the Company vacated its San Diego facility and moved its sales and marketing personnel into the Palo Alto facility and in August 2005, the Company entered into a lease for a larger facility in Mountain View, California, for its corporate headquarters and operating facility. In connection with the Mountain View lease, the Company issued an irrevocable letter of credit in the amount of $177,000 as a security deposit. The Mountain View operating lease commenced in November 2005 and expires in November 2008 and may be extended at the end of the lease term for one year. The Palo Alto operating lease expired in December 2005. The San Diego operating lease expires in January 2008 and may be extended at the end of the term for three years. The Company is recognizing rent expense ratably over the lease terms.

Deferred rent of $830,000, $423,000 and $304,000 at December 31, 2005 and 2006, and June 30, 2007, respectively, represents the difference between rent expense recognized and actual cash payments related to the Company's operating leases.

In October 2003, the Company entered into a noncancelable sublease agreement to rent out a portion of its facilities in San Diego that was not in use. The sublease agreement provided for free rent for the first two months and monthly rental payments of $2,500 thereafter. The sublease expired on October 31, 2004. The Company recognized $21,000 of sublease income during the year ended December 31, 2004 related to this sublease.

In January 2005, the Company entered into a noncancelable sublease agreement and in December 2005, entered into the first amendment to this sublease with a related party to sublease out a portion of its facilities in San Diego. The sublease agreement provided for free rent for the first nine months and rent of $5,000 a month for the next three months. The first amendment provides for a 24 month extension of the term of the sublease at a monthly rental amount of $11,500. The Company records the monthly sublease income as an offset to rent expense. The Company recognized $15,000, $122,000, $61,000 and $61,000 of sublease income during the years ended December 31, 2005 and 2006, and six months ended June 30, 2006 and 2007, respectively, related to this sublease. Future minimum lease commitments under both noncancelable operating leases are as follows (in thousands):

	December 31, 2006	June 30, 2007
		(unaudited)
Year ending December 31,
2007	$1,046	$525
2008	744	744

Total minimum lease payments	$1,790	$1,269

Total rent expense, net of sublease income, was $298,000, $732,000 and $805,000 for the fiscal years ended December 31, 2004, 2005 and 2006, respectively and $401,000 and $452,000 for the six months ended June 30, 2006 and 2007, respectively.

Purchase Commitment

In December 2003, the Company entered into an exclusive master supply agreement with a vendor for the manufacturing of the Company's fiber lasers and entered into amendments to this supply agreement in November 2004 and December 2006. This vendor is currently the Company's sole source of these lasers. The supply agreement expires on December 31, 2009. The December 2006 amendment committed the Company to purchase a minimum amount of $2.9 million of inventory, of which $2.4 million and $0 of the obligation was outstanding as of December 31, 2006 and June 30, 2007, respectively. In addition, the Company must purchase a minimum quantity of inventory each year if it wishes to maintain exclusivity for the subsequent calendar year.

Guarantees and Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and generally provide for various indemnifications including indemnification from claims resulting from clinical trial activities and intellectual property matters. The Company's liability under these agreements is unknown because it involves the potential for future claims that may be made against the Company, but have not yet been made. To date, the Company has not received any claims under its various indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

The Company, as permitted under Delaware law and in accordance with its bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The Company may terminate the indemnification agreements with its officers and directors upon 90 days' written notice, but termination will not affect claims for indemnification relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has purchased directors and officers insurance coverage that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recorded any liabilities for these agreements as of June 30, 2007.

Litigation and Contingent Liabilities

The Company was involved in a lawsuit brought by two of its former employees. One of the former employees was a founder and a former officer and director of the Company. The parties agreed to a settlement of all claims between them in February 2007. The Company accrued approximately $3.6 million in legal related expenses as of December 31, 2006, including the settlement payment amount related to this lawsuit, which were paid during the six months ended June 30, 2007.

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

14. Redeemable Convertible Preferred Stock

At December 31, 2005 and 2006, and June 30, 2007, the Company was authorized to issue 21,487,677, 25,468,868 and 28,526,469 shares of redeemable convertible preferred stock ("preferred stock"), respectively.

December 31, 2005	Shares Designated	Shares Issued and Outstanding	Liquidation Preference Per Share	Aggregate Liquidation Value
				(in thousands)
Series A	7,293,375	7,089,285	$1.50	$10,634
Series B	12,200,000	9,400,630	1.50	14,101
Series C	1,994,302	1,994,302	3.51	7,000

	21,487,677	18,484,217		$31,735

December 31, 2006	Shares Designated	Shares Issued and Outstanding	Liquidation Preference Per Share	Aggregate Liquidation Value
				(in thousands)
Series A	7,293,375	7,089,285	$1.50	$10,634
Series B	11,807,434	9,492,296	1.50	14,238
Series C	1,994,302	1,994,302	3.51	7,000
Series D	4,373,757	4,331,358	5.03	21,787

	25,468,868	22,907,241		$53,659

June 30, 2007 (unaudited)	Shares Designated	Shares Issued and Outstanding	Liquidation Preference Per Share	Aggregate Liquidation Value
				(in thousands)
Series A	7,293,375	7,089,285	$1.50	$10,634
Series B	11,807,434	9,492,296	1.50	14,238
Series C	1,994,302	1,994,302	3.51	7,000
Series D	4,331,358	4,331,358	5.03	21,787
Series E	3,100,000	3,000,000	5.00	15,000

	28,526,469	25,907,241		$68,659

The Company recorded the Series A, Series B, Series C, Series D and Series E preferred stock at their fair values on the dates of issuance, net of issuance costs. A redemption event will only occur upon the liquidation or winding up of the Company, a greater than 50% change in control or sale of substantially all of the assets of the Company. As the redemption event is outside the control of the Company, all shares of preferred stock have been presented outside of permanent equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities. Further, the Company has also elected not to adjust the carrying values of the Series A, Series B, Series C, Series D and Series E preferred stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying value to the redemption values will be made when it becomes probable that such redemption will occur.

The rights and features of the Company's preferred stock are as follows:

Dividends

The holders of Series A, B, C, D and E preferred stock are entitled to receive, when and as declared by the Board of Directors, non-cumulative dividends at a rate of 8% of the applicable original issuance price per annum. As of June 30, 2007, no dividends have been declared.

Voting

Each share of Series A, B, C, D and E preferred stock is entitled to the number of votes equal to the number of shares of common stock into which share of Series A, B, C, D or E preferred stock could be converted.

Liquidation

In the event of a liquidation of the Company, holders of Series A, B, C, D and E preferred stock are entitled to a liquidation preference of an amount per share equal to the greater of the applicable original issuance price ($1.50, $1.50, $3.51, $5.03 and $5.00 per share for the Series A, B, C, D and E preferred stock, respectively) plus all declared and unpaid dividends and the amount per share which would be received if such preferred stock was converted into common stock immediately prior to liquidation. If upon liquidation the funds available are not sufficient to permit payment of the full liquidation preference to the Series A, B, C, D and E preferred stock holders, then the assets, proceeds and funds that are available upon liquidation will be distributed ratably among the holders of the Series A, B, C, D and E preferred stock based on each holder's pro rata percentage.

Conversion

At the option of the holder, the Series A, B, C and E preferred stock is initially convertible into common shares on a 1 for 1 basis, subject to certain anti-dilution adjustments. Each share of Series A preferred stock will automatically convert into common shares at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of the Series A preferred stock; each share of Series B preferred stock will automatically convert upon the affirmative election of the holders of at least two-thirds of the outstanding shares of the Series B preferred stock and each share of Series C preferred stock will automatically convert upon the affirmative election of the holders of a majority of the outstanding shares of the Series C preferred stock. The Series D preferred stock is convertible into common shares on a 1 for 1.048 basis, subject to certain anti-dilution adjustments, and each share of Series D and Series E preferred stock will automatically convert upon the affirmative election of the holders of a majority of the outstanding shares of the Series D and Series E preferred stock, voting together as a single class. In addition, each share of Series A, B and C preferred stock will automatically convert immediately upon the closing of an initial public offering with aggregate gross proceeds to the Company (before underwriting discounts and commissions) of at least $20 million at a pre-money valuation of at least $175 million, and each share of Series D and E preferred stock will automatically convert immediately upon the closing of an initial public offering with aggregate gross proceeds to the Company (before underwriting discounts and commissions) of at least $40 million at a pre-money valuation of at least $235 million. The preferred stock outstanding at June 30, 2007 will automatically convert into 26,113,215 shares of common stock upon the closing of the initial public offering.

15. Stockholders' Equity (Deficit)

Common Stock

At December 31, 2005 and 2006, and June 30, 2007, the Company's Certificate of Incorporation, as amended, authorizes the Company to issue 35,000,000, 40,000,000 and 43,000,000 shares of $0.001 par value per share common stock, respectively.

The Company had reserved shares of common stock for future issuances as follows:

	December 31, 2006	June 30, 2007
		(unaudited)
Redeemable convertible preferred stock (assuming conversion)	23,113,215	26,113,215
Warrants outstanding:
To purchase Series A preferred stock (assuming conversion)	204,090	204,090
To purchase Series B preferred stock (assuming conversion)	2,315,138	2,315,138
To purchase common stock	2,210,927	2,059,415
2003 Equity Incentive Plan:
Shares available for grant	1,140,257	412,187
Options outstanding	6,008,155	6,622,363

	34,991,782	37,726,408

2003 Equity Incentive Plan

The Company is authorized by its board of directors to issue 10,478,848 options for common shares to employees directors and consultants under a stock option plan adopted by the Company in 2001 and amended and restated in 2003 (the "Plan"). Options granted may be either incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value, and nonstatutory options may be granted to employees, directors, or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. Options vest as determined by the board of directors, generally over three or four years. Options granted under the Plan expire no more than ten years after the date of grant.

The Plan allows for the early exercise of options prior to vesting. In accordance with EITF No. 00-23, Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, stock options granted or modified after March 21, 2002 that are subsequently exercised for cash prior to vesting are not deemed to be issued until those shares vest. Since March 21, 2002, the Company has issued an aggregate of 2,421,724 shares of common stock pursuant to the early exercise of stock options. As of December 31, 2005 and 2006, and June 30, 2007, there were 209,348, 21,543 and 3,250, respectively, of these shares issued subject to the Company's right to repurchase at the original issuance price. The amounts received in consideration for these shares have been recorded as a liability for early exercise of stock options in the accompanying balance sheets and will be reclassified into equity as the shares vest.

The following summarizes activity related to the Company's stock options:

		Options Outstanding
	Shares Available for Grant	Number of Options	Weighted- average Exercise Price
Balance at December 31, 2003	1,348,000	3,644,000	$0.38
Shares authorized	1,818,728	—	—
Options granted	(1,849,660)	1,849,660	0.82
Options exercised	—	(2,077,000)	0.38
Options forfeited and expired	437,665	(437,665)	0.50

Balance at December 31, 2004	1,754,733	2,978,995	0.63
Shares authorized	850,000	—	—
Options granted	(2,015,003)	2,015,003	2.41
Options exercised	—	(333,224)	0.50
Options forfeited and expired	303,555	(303,555)	1.39

Balance at December 31, 2005	893,285	4,357,219	1.41
Shares authorized	2,310,120	—	—
Options granted	(4,918,749)	4,918,749	4.12
Options exercised	—	(402,212)	1.05
Options forfeited and expired	2,865,601	(2,865,601)	2.09

Balance at December 31, 2006	1,150,257	6,008,155	3.33
Shares authorized (unaudited)	500,000	—	—
Options granted (unaudited)	(1,333,667)	1,333,667	5.00
Options exercised (unaudited)	—	(531,362)	0.84
Options forfeited and expired (unaudited)	188,097	(188,097)	4.64

Balance at June 30, 2007 (unaudited)	504,687	6,622,363	3.83

At December 31, 2006, options outstanding and currently vested by exercise price are as follows:

	Options Outstanding			Options Vested
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (In years)	Weighted- Average Exercise Price	Number Vested	Weighted- Average Exercise Price
$0.15 - $1.40	1,655,779	5.65	$0.60	1,602,580	$0.58
$1.75 - $3.41	1,759,852	4.60	2.66	1,135,350	2.54
$3.96 - $5.14	992,474	9.06	4.62	189,886	4.29
$6.09	1,600,050	9.78	6.09	—	—

	6,008,155	7.00	3.33	2,927,816	1.58

At June 30, 2007, options outstanding and currently vested by exercise price are as follows (unaudited):

	Options Outstanding			Options Vested
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (In years)	Weighted- Average Exercise Price	Number Vested	Weighted- Average Exercise Price
$0.15 - $2.56	1,917,639	5.47	$1.16	1,847,376	$1.12
$3.00 - $4.95	1,894,812	6.39	3.88	1,063,979	3.70
$5.00 - $5.14	1,234,862	9.67	5.01	108,165	5.00
$6.09	1,575,050	9.28	6.09	—	—

	6,622,363	7.43	3.83	3,019,520	2.17

The Plan allows for the early exercise of options prior to vesting. Therefore, all options outstanding are exercisable upon grant.

The following summarizes activity related to the Company's nonvested restricted stock awards:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Balance at December 31, 2005	—	—
Shares granted	10,000	$6.09
Shares vested	—	—
Shares forfeited	—	—

Balance at December 31, 2006	10,000	6.09
Shares granted (unaudited)	82,500	4.91
Shares vested (unaudited)	—	—
Shares forfeited (unaudited)	—	—

Balance at June 30, 2007 (unaudited)	92,500	5.04

The shares of nonvested restricted stock are included in the common stock outstanding as they vest.

As of June 30, 2007, there was $10.3 million of unrecognized compensation costs related to all nonvested stock options, common shares subject to repurchase rights as a result of early exercised stock options and nonvested restricted stock awards granted. These costs are expected to be recognized over a weighted-average period of 2.74 years.

Deferred Stock-Based Compensation Associated with Awards to Employees

In connection with the stock options granted to employees under the 2003 Plan, and in accordance with the requirements of APB No. 25, the Company recorded deferred stock-based compensation for the difference between the option exercise price and the fair value of the common stock on the date of grant. Prior to January 1, 2006 the deferred compensation was recognized as an expense over the vesting period of the underlying stock options, generally three years. During the years ended December 31, 2004 and 2005, the Company recorded $2.9 million and $3.8 million of deferred stock compensation and $1.3 million and $2.1 million of stock-based compensation expense associated with these option grants, respectively. Due to the adoption of SFAS No. 123R, the $3.3 million of deferred stock-based compensation at January 1, 2006 was reversed.

During 2005, the Company accelerated the vesting of certain stock options held by terminated employees. As a result, total stock-based compensation expense related to the modification of these employee stock option terms was $1.1 million in 2005.

Adoption of SFAS No. 123R

On January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share-Based Payment, using the modified-prospective transition method. SFAS No. 123R establishes accounting for stock-based awards made to employees and directors. Accordingly, stock-based compensation expense is measured at grant date, based on the fair value of the award, and is recognized as expense over the remaining requisite service period. Total stock-based compensation of $2.9 million, $1.2 million and $2.9 million was recorded during the year ended December 31, 2006 and six months ended June 30, 2006 and 2007, respectively.

The fair value for the Company's employee stock options was estimated at the date of grant using the Black-Scholes valuation model with the following weighted-average assumptions:

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Risk-free interest rate	3.30%	4.10%	4.80%	4.85%	4.81%
Weighted-average expected life (in years)	5.0	5.0	5.75	5.75	5.85
Volatility	75%	75%	72%	73%	65%
Dividend yield	0%	0%	0%	0%	0%

The Company's computation of expected volatility is based on an average of the historical volatility of a peer-group of similar publicly-traded companies. The expected term of options gave consideration to historical exercises, post vest cancellations and the options' contractual term. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury Constant Maturity rate in effect at the time of grant.

The Company recognizes stock-based compensation expense for the fair values of these awards on a straight-line basis over the requisite service period of each of these awards, reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock compensation expense relating to stock options with acceleration of vesting dependent upon the achievement of milestones is recognized based upon the Company's evaluation of the probability of achievement of each respective milestone and the related estimated date of achievement.

The weighted-average grant date fair value of the options granted during the years ended December 31, 2004, 2005 and 2006, and six months ended June 30, 2006 and 2007 was $1.93, $2.97, $3.74, $3.31 and $3.13 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2004, 2005 and 2006, and six months ended June 30, 2006 and 2007 was $245,000, $734,000, $1.7 million, $801,000 and $2.2 million respectively.

As of December 31, 2006, there were 5,701,726 options vested and expected to vest, with a weighted-average exercise price of $3.22, weighted-average remaining contractual term of 6.98 years, and intrinsic value of $10.9 million. As of December 31, 2006, there were 4,820,435 exercisable options, with a weighted-average exercise price of $3.56, weighted-average remaining contractual term of 8.07 years, and intrinsic value of $8.1 million. As of June 30, 2007, there were 6,331,001 options vested and expected to vest, with a weighted-average exercise price of $3.76, weighted-average remaining contractual term of 7.35 years, and intrinsic value of $9.7 million. As of June 30, 2007, there were 5,597,143 exercisable options, with a weighted-average exercise price of $4.08, weighted-average remaining contractual term of 8.28 years, and intrinsic value of $7.6 million.

Cash received from option and warrant exercises for the years ended December 31, 2004, 2005 and 2006, and six months ended June 30, 2006 and 2007 was $845,000, $329,000, $636,000, $185,000 and $867,000 respectively. Because of the Company's net operating losses, the Company did not realize any tax benefits from the tax deductions from share-based payment arrangements during the years ended December 31, 2004, 2005 and 2006, and six months ended June 30, 2006 and 2007.

In 2006, the Company reassessed the fair value of its common stock, underlying stock options and warrants granted to the employees and non-employees from March 31, 2004 to February 3, 2006. The Company offered the affected employees the ability to amend the terms of their options and warrants to increase the exercise prices or shorten the exercise period. Based on the employee's or non-employee's election provided within the offering, options to purchase 2,546,699 shares and warrants to purchase 1,404,095 shares of the Company's common stock that had been granted at exercise prices ranging from $0.50 to $3.00 per share were amended to exercise prices between $1.40 and $4.57 per share or had their exercise periods reduced by 6 years on average. No other terms of the option grants were modified. The transactions were deemed to be modifications under SFAS No. 123R and there were no incremental stock-based compensation expenses from the amendments since the amendments reduced the fair value of those modified awards.

Common Stock Options and Warrants Granted to Non-Employees

The Company granted options to purchase 168,000, 41,000, 135,000 and 38,600 shares of common stock to consultants during the years ended December 31, 2004, 2005 and 2006, and six months ended June 30, 2007, respectively, at exercise prices from $0.50 to $5.05 per share. The Company granted warrants to purchase 308,165 and 1,235,321 shares of common stock to consultants during the years ended December 31, 2004 and 2005, respectively, at exercise prices of $0.50 to $3.00 per share. There were no warrants granted to consultants to purchase common stock during the year ended December 31, 2006 and six month period ended June 30, 2007.

Compensation expense related to all options and warrants granted to non-employees totaled $841,000, $3.0 million, $2.2 million, $1.5 million and $351,000 for the years ended December 31, 2004, 2005 and 2006, and six months ended June 30, 2006 and 2007, respectively.

The fair value of options and warrants granted to non-employees during the years ended December 31, 2004, 2005 and 2006, and six months ended June 30, 2006 and 2007 were estimated using the Black-Scholes Merton valuation model with the following weighted-average assumptions:

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Risk-free interest rate	3.43%	4.01%	4.85%	4.99%	4.78%
Weighted-average remaining contractual life (in years)	7	9	6	6	2
Volatility	75.0%	75.0%	68.8%	69.3%	53.2%
Dividend yield	0%	0%	0%	0%	0%

Common Stock Warrants Outstanding

A summary of the Company's outstanding warrants to purchase common stock as of December 31, 2006 and June 30, 2007 is presented below:

	December 31, 2006			June 30, 2007
	Common Stock			Common Stock
	Number of Shares	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price
				(unaudited)
Issued during the fiscal year ended:
December 31, 2004	685,499	1.21	$0.62	675,832	0.73	$0.62
December 31, 2005	1,525,428	5.80	3.37	1,383,583	5.78	3.36

Total	2,210,927	4.38	2.52	2,059,415	4.12	2.46

16. Income Taxes

The Company has recorded an income tax provision of $9,000, $10,000 and $10,000 for the years ended December 31, 2004, 2005 and 2006, respectively, due to state minimum tax. Otherwise, due to the Company's accumulated deficit, no other federal or state income tax provision was recorded in any of these years.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

	December 31,
	2005	2006
Deferred tax assets:
Net operating loss carryforwards	$9,840	$15,075
Research and development credits	1,270	1,558
Stock compensation — non qualified	2,386	2,670
Other, net	1,157	3,369

Total deferred tax assets	$14,653	$22,672
Less valuation allowance	(14,653)	(22,672)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $6.1 million, $5.0 million and $8.0 million for the years ended December 31, 2004, 2005 and 2006, respectively.

At December 31, 2006, the Company had net operating loss carryforwards for federal income tax purposes of approximately $39 million which expire beginning in 2021. The Company also has state net operating loss carryforwards of approximately $34 million which expire beginning in 2010.

The Company also has federal research and development tax credits of $918,000 which begin to expire in 2007. It also has state research and development tax credits of $969,000 which have no expiration date.

Utilization of certain net operating losses and research and development credit carryforwards are subject to an annual limitation due to ownership changes that have occurred previously under Section 382 and 383 of the Internal Revenue Code of 1986, as well as similar state provisions. These ownership changes limit the amount of net operating losses and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively.

The Company adopted the provisions of Financial Standards Accounting Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48") an interpretation of FASB Statement No. 109 ("SFAS 109") on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. At the adoption date of January 1, 2007, the Company had approximately $882,000 of unrecognized tax benefits. In addition, the Company recognizes interest and penalties related to uncertain tax positions in income tax expense. At the adoption date of January 1, 2007, the Company had no accrued interest and penalties for uncertain tax positions.

17. Enterprise and Related Geographic Information

The Company is managed by its executive officers in Mountain View, California and has no long-lived assets outside of the United States. In accordance with the provisions of SFAS No. 131, the Company has determined that it operates in one business segment, the medical equipment industry, and does not have separately reportable segments. All of the Company's revenues are derived from external customers. The Company reports its revenue by two geographic areas: United States and Rest of World. The Company's chief operating decision maker is the Chief Executive Officer ("CEO"). Revenues from both United States and Rest of World customers (based on the ship to address on the invoice) were as follows (in thousands):

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
United States	$4,494	$20,649	$35,627	$14,759	$21,365
Rest of World	55	13,151	21,863	9,863	13,916

	$4,549	$33,800	$57,490	$24,622	$35,281

Product revenues from external customers are as follows (in thousands):

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Laser systems	$4,104	$29,692	$46,172	$19,393	$27,717
Consumables	370	4,007	10,240	4,845	6,761

	$4,474	$33,699	$56,412	$24,238	$34,478

18. Employee Benefits

The Company has a defined contribution 401(k) plan for its employees. Under the terms of the plan, employees are eligible to participate starting on their first day of employment and employees may make voluntary contributions as a percentage of compensation, but not in excess of the maximum amounts allowed under the Internal Revenue Code. The Company's contributions to the plan are discretionary and no contributions were made by the Company for any of the periods presented.

19. Subsequent Events (Unaudited)

Working Capital Line of Credit with Investor

In August 2007, the Company entered into an amendment to the April 2004 Loan and Security Agreement which provided for an additional working capital line of credit in the amount of $5.0 million with an interest rate of prime plus 2.25% per annum, determined as of the drawing date(s). The Company has not yet drawn any money on this line of credit. $2.5 million on this line of credit will expire if not drawn on or before December 31, 2007 and the remaining $2.5 million on this line of credit will expire if not drawn on or before March 31, 2008. All notes are payable with a six month interest only period followed by 30 equal monthly payments of principal and interest. Pinnacle has a second priority lien, second to another lender, on all of the Company's assets excluding intellectual property. In connection with this transaction, the Company issued Pinnacle a warrant to purchase 67,000 shares of Series E preferred stock at an exercise price of $5.00 per share and a warrant to purchase 6,700 shares of common stock with an exercise price of $5.00 per share. Additional warrants to purchase Series E preferred stock and common stock will be issued upon drawing down on the line of credit. The warrants will expire upon the earlier of (i) five years, (ii) a qualified initial public offering with a valuation of at least $15.00 per share, or (iii) a qualified public acquisition with a valuation of at least $15.00 per share.

Working Capital Line of Credit with Bank

In August 2007, the Company entered into an additional amendment to the August 2004 Loan and Security Agreement which increased the working capital line of credit to $8.0 million at an interest rate of 1% above prime per annum (9.25% as of August 31, 2007), extended the credit maturity date to October 24, 2008 and modified certain borrowing criteria and financial covenants. The borrowing base under the revolving line of credit consists of 80% of eligible accounts receivable plus up to 40% of eligible inventory. Interest is due monthly with principal due upon maturity. The bank has a first priority blanket lien on all of the Company's assets excluding intellectual property.

Litigation and Contingent Liabilities

On August 6, 2007, the Company was served with a complaint filed in San Mateo County Superior Court styled Court House Plaza Company v. Reliant Technologies, Inc., et al. The complaint alleges that plaintiff, a former landlord of the Company, is entitled to certain warrants to purchase the Company's common stock in partial consideration for the Company's lease of the plaintiff's property between 2002 and 2005. After the termination of the lease agreement, the Company entered into a written agreement in April 2006 with plaintiff whereby the Company granted plaintiff a warrant to purchase 204,090 shares of the Company's preferred stock in settlement of all obligations owed by the Company under the lease agreement. The plaintiff now alleges that it is entitled to 415,030 fully-paid shares, rather than the warrant, and has asserted claims for declaratory relief, contract damages of $887,600 plus interest and reformation of the warrant agreement entered into in April 2006. On September 14, 2007, the Company filed an answer generally denying all asserted claims and separately, a cross-complaint for declaratory relief. The Company intends to defend itself vigorously and is unable to predict the outcome of the matter. Therefore, in accordance with SFAS No. 5, the Company has not recorded an associated liability.

                   Shares

RELIANT TECHNOLOGIES, INC.
Common Stock

PROSPECTUS

Through and including             , 2007 (the 25th day after the date of this prospectus), all dealers that effect transactions in the common stock, whether or not they are participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray	Banc of America Securities LLC

Jefferies & Company	RBC Capital Markets

                    , 2007.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts payable by us, in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the filing fee for The Nasdaq Global Market.

SEC registration fee		$2,917
FINRA filing fee		10,000
The Nasdaq Global Market filing fee		*
Blue Sky qualification fees and expenses		*
Transfer Agent and Registrar fees		*
Accounting fees and expenses		*
Legal fees and expenses		*
Director and Officer Insurance Expense		*
Printing and engraving costs		*
Miscellaneous expenses		*

Total	$	*

*
To be completed by amendment

Item 14. Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the closing of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

  •
  transaction from which the director derives an improper personal benefit;

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or redemption of shares; or

  •
  breach of a director's duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys' fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of our company or any of our affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or of 1933, as amended, or the Securities Act, otherwise.

We plan to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2004:

          1) From January 1, 2004 to June 30, 2007, the Registrant granted stock options to purchase 7,472,380 shares of common stock and stock awards in the aggregate amount of 92,500 shares of common stock to employees, consultants and directors pursuant to its 2003 Equity Incentive Plan. Of these options, 976,554 shares have been cancelled without being exercised, 656,131 have been exercised of which no shares have been repurchased and 5,839,695 remain outstanding.

          2) The Registrant sold an aggregate of 102,329 shares of Common stock at $0.50 per share in July and October 2004 to 5 accredited investors for an aggregate purchase price of $51,164.50.

          3) The Registrant issued 8,000 shares of common stock, 7,089,285 shares of Series A preferred stock and 9,333,300 shares of Series B preferred stock in connection with a merger and recapitalization in April 2004.

          4) The Registrant issued an aggregate of 44,685 share of Series A preferred stock to Fashion Furniture Rental in January 2004 for services rendered.

          5) In connection with a lease, the Registrant issued a warrant to purchase 204,090 shares of Series A preferred stock to Courthouse Plaza Company with an average weighted exercise price of $2.04 in April 2006.

          6) The Registrant issued warrants to purchase 973,805 shares of Series B preferred stock to 11 accredited investors each with an exercise price of $2.00 per share in January 2004, February 2004, March 2004, and July 2004.

          7) In January 2004, the Registrant issued a warrant to purchase 2,666 shares of Series B preferred stock to Bommi Bommannan with an exercise price of $2.00 per share for services rendered.

          8) In April 2004, the Registrant issued warrants to purchase an aggregate of 260,000 shares of Series B preferred stock to 2 accredited investors with an exercise price of $1.50 per share.

          9) In connection with a patent purchase agreement, the Registrant issued a warrant in July 2004 to purchase 15,000 shares of Series B preferred stock to Lumedics, Ltd. with an exercise price of $1.50 per share.

          10) In connection with a loan and security agreement the Registrant issued a warrant in August 2004 to purchase 22,500 shares of Series B preferred stock to Comerica Bank with an exercise price of $2.00 per share.

          11) In connection with a consulting agreement the Registrant issued a warrant in October 2004 to purchase 210,000 shares of Series B preferred stock to Rox Anderson with an exercise price of $1.50 per share.

          12) The Registrant sold an aggregate of 4,382,373 shares of Series B preferred stock at $1.50 per share in January and March 2004 to 11 accredited investors for an aggregate purchase price of $6,573,560. Each purchaser of five shares of our Series B preferred stock received a warrant exercisable for one additional share of our Series B preferred stock. The warrants have an exercise price of $2.00 per share.

          13) The Registrant sold an aggregate of 1,994,302 shares of Series C preferred stock at $3.51 per share in November and December 2004 to 16 accredited investors for an aggregate purchase price of $7,000,000.

          14) The Registrant sold an aggregate of 4,331,358 shares of Series D preferred stock at $5.03 per share in March 2006 to 34 accredited investors for an aggregate purchase price of $21,786,731.

          15) The Registrant sold an aggregate of 3,000,000 shares of Series E preferred stock at $5.00 per share in March 2007 to 16 accredited investors for an aggregate purchase price of $15,000,000.

The offers, sales and issuances of the securities described in Item 15(1) were deemed to be exempt from registration under the Securities Act under either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The offers, sales and issuances of the securities described in Items 15(2) through 15(15) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number		Description
1.1	**	Form of Underwriting Agreement.
3.1	*	Amended and Restated Certificate of Incorporation of Registrant.
3.2	*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon completion of this offering.
3.3	*	Amended and Restated Bylaws of the Registrant.
3.4	*	Form of Amended and Restated Bylaws of Registrant to be effective upon completion of this offering.
4.1		Reference is made to exhibits 3.1 through 3.4.
4.2	**	Form of Stock Certificate.
4.3	*	Amended and Restated Investor Rights Agreement, dated March 12, 2007, between the Registrant and certain of its stockholders.
5.1	**	Opinion of Cooley Godward Kronish LLP.
10.1	*	Form of Indemnity Agreement between the Registrant and its directors and officers.
10.2	*	2003 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
10.3	*	Form of Restricted Stock Agreement under the 2003 Equity Incentive Plan.
10.4	*	2007 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
10.5	*	2007 Employee Stock Purchase Plan and Form of Offering Document.
10.6		Non-Employee Director Compensation Policy.
10.7†	*	Supply Agreement between the Registrant and IPG Photonics Corporation, dated as of December 31, 2003.
10.8†	*	First Amendment to Supply Agreement between the Registrant and IPG Photonics Corporation, dated as of November 31, 2004.
10.9†	*	Second Amendment to Supply Agreement between the Registrant and IPG Photonics Corporation, dated as of December 31, 2006.
10.10†	*	License Agreement between the Registrant and The General Hospital Corporation, dated as of November 7, 2003.
10.11	*	Employment Agreement between the Registrant and Eric Stang, dated October 4, 2006.
10.12	*	Employment Agreement between the Registrant and Leonard DeBenedictis, dated June 1, 2005.
10.13	*	Employment Agreement between the Registrant and Andrew Galligan, dated July 2, 2007.
10.14	*	Employment Agreement between the Registrant and Keith Sullivan, dated February 9, 2006.
10.15	*	Employment Agreement between the Registrant and Jeffrey Jones, dated June 1, 2005.
10.16	*	Employment Agreement between the Registrant and Anja Krammer, dated April 4, 2006.
10.17	*	Employment Agreement between the Registrant and Bruce MacMillan, dated January 22, 2007.
10.18	*	Employment Agreement between the Registrant and Thomas Scannell, dated February 14, 2006.
10.19	*	Transition and Resignation Agreement between the Registrant and Thomas Scannell, dated August 14, 2007.
10.20	*	Amended and Restated Consulting Agreement between the Registrant and Henry E. Gauthier, dated October 1, 2006.
10.21	*	Agreement of Sublease between the Registrant and Mercury Interactive Corporation dated August 22, 2005.
10.22	*	2007 Executive Bonus Plan.
10.23	*	Consulting Agreement between the Registrant and Maynard Howe, dated June 1, 2005.
10.24	*	Form of Warrant to purchase shares of Series B preferred stock.

10.25	*	Warrant to purchase common stock issued to Leonard DeBenedictis on May 31, 2005, as amended.
10.26	*	Warrant to purchase common stock issued to Maynard Howe on May 31, 2005, as amended.
10.27	*	Warrant to purchase common stock issued to Henry E. Gauthier on July 30, 2004, as amended.
10.28	*	Warrant to purchase common stock issued to Henry E. Gauthier on February 1, 2005, as amended.
10.29	*	Warrant to purchase common stock issued to Henry E. Gauthier on October 29, 2004, as amended.
10.30	*	Warrant to purchase common stock issued to Henry E. Gauthier on July 15, 2005, as amended.
10.31	*	Warrant to purchase common stock issued to Pinnacle Ventures I Equity Holdings (Q), L.L.C., dated August 20, 2007.
10.32	*	Warrant to purchase common stock issued to Pinnacle Ventures I Affiliates, L.P., dated August 20, 2007.
10.33	*	Warrant to purchase common stock issued to Pinnacle Ventures I Affiliates, L.P., dated November 3, 2005.
10.34	*	Warrant to purchase common stock issued to Pinnacle Ventures I Equity Holdings (Q), L.L.C., dated November 3, 2005.
10.35		Warrant to purchase common stock issued to Richard Fitzpatrick, dated July 15, 2005, as amended.
10.36		Warrant to purchase common stock issued to Richard Fitzpatrick, dated July 15, 2005, as amended.
10.37	*	Warrant to purchase common stock issued to Sonora Web Limited Liability Partnership, dated June 28, 2005.
10.38	*	Warrant to purchase common stock issued to Comerica Bank, dated November 3, 2005.
10.39	*	Warrant to purchase preferred stock issued to Pinnacle Ventures I Equity Holdings (Q), L.L.C., dated April 2, 2004.
10.40	*	Warrant to purchase preferred stock issued to Pinnacle Ventures I Affiliates, L.P., dated April 2, 2004.
10.41	*	Warrant to purchase preferred stock issued to Comerica Bank, dated August 26, 2004.
10.42	*	Warrant to purchase preferred stock issued to R. Rox Anderson, dated October 29, 2004, as amended.
10.43	*	Warrant to purchase preferred stock issued to Pinnacle Ventures I Equity Holdings (Q), L.L.C., dated August 20, 2007.
10.44	*	Warrant to purchase preferred stock issued to Pinnacle Ventures I Affiliates, L.P., dated August 20, 2007.
10.45	*	Loan and Security Agreement, by and between the Registrant and Pinnacle Ventures, L.L.C, dated April 2, 2004, as amended.
10.46	*	Loan and Security Agreement, by and between the Registrant and Comerica Bank, dated August 26, 2004, as amended.
21.1	*	List of subsidiaries of the Registrant.
23.1		Consent of Independent Registered Public Accounting Firm.
23.2	**	Consent of Cooley Godward Kronish LLP (See Exhibit 5.1).
24.1	*	Power of Attorney.

*
Previously filed.
**
To be supplied by amendment.
†
Confidential Treatment has been requested with respect to portions of this exhibit.

(b) Financial Statement Schedules

All schedules omitted because they are not applicable or the required information is shown in the consolidated financial statements or related notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

That, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by referenced into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

          (i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

          (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

          (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

          (iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Reliant Technologies, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 12th day of October, 2007.

RELIANT TECHNOLOGIES, INC.
By:	/s/ ERIC B. STANG Eric B. Stang President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ ERIC B. STANG Eric B. Stang	Chief Executive Officer, President and Director (Principal Executive Officer)	October 12, 2007
/s/ ANDREW H. GALLIGAN Andrew H. Galligan	Chief Financial Officer (Principal Financial and Accounting Officer)	October 12, 2007
* Henry E. Gauthier	Chairman of the Board of Directors	October 12, 2007
* Leonard C. DeBenedictis	Director	October 12, 2007
* William T. Harrington, M.D.	Director	October 12, 2007
* Maynard A. Howe, Ph.D.	Director	October 12, 2007
* Beth J. Kaplan	Director	October 12, 2007
* Steven Mendelow	Director	October 12, 2007

* Glen D. Nelson, M.D.	Director	October 12, 2007
* Robert J. Quillinan	Director	October 12, 2007
* Robert J. Zollars	Director	October 12, 2007
*By:	/s/ ERIC B. STANG Eric B. Stang Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description
1.1	**	Form of Underwriting Agreement.
3.1	*	Amended and Restated Certificate of Incorporation of Registrant.
3.2	*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon completion of this offering.
3.3	*	Amended and Restated Bylaws of the Registrant.
3.4	*	Form of Amended and Restated Bylaws of Registrant to be effective upon completion of this offering.
4.1		Reference is made to exhibits 3.1 through 3.4.
4.2	**	Form of Stock Certificate.
4.3	*	Amended and Restated Investor Rights Agreement, dated March 12, 2007, between the Registrant and certain of its stockholders.
5.1	**	Opinion of Cooley Godward Kronish LLP.
10.1	*	Form of Indemnity Agreement between the Registrant and its directors and officers.
10.2	*	2003 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
10.3	*	Form of Restricted Stock Agreement under the 2003 Equity Incentive Plan.
10.4	*	2007 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
10.5	*	2007 Employee Stock Purchase Plan and Form of Offering Document.
10.6		Non-Employee Director Compensation Policy.
10.7†	*	Supply Agreement between the Registrant and IPG Photonics Corporation, dated as of December 31, 2003.
10.8†	*	First Amendment to Supply Agreement between the Registrant and IPG Photonics Corporation, dated as of November 31, 2004.
10.9†	*	Second Amendment to Supply Agreement between the Registrant and IPG Photonics Corporation, dated as of December 31, 2006.
10.10†	*	License Agreement between the Registrant and The General Hospital Corporation, dated as of November 7, 2003.
10.11	*	Employment Agreement between the Registrant and Eric Stang, dated October 4, 2006.
10.12	*	Employment Agreement between the Registrant and Leonard DeBenedictis, dated June 1, 2005.
10.13	*	Employment Agreement between the Registrant and Andrew Galligan, dated July 2, 2007.
10.14	*	Employment Agreement between the Registrant and Keith Sullivan, dated February 9, 2006.
10.15	*	Employment Agreement between the Registrant and Jeffrey Jones, dated June 1, 2005.
10.16	*	Employment Agreement between the Registrant and Anja Krammer, dated April 4, 2006.
10.17	*	Employment Agreement between the Registrant and Bruce MacMillan, dated January 22, 2007.
10.18	*	Employment Agreement between the Registrant and Thomas Scannell, dated February 14, 2006.
10.19	*	Transition and Resignation Agreement between the Registrant and Thomas Scannell, dated August 14, 2007.
10.20	*	Amended and Restated Consulting Agreement between the Registrant and Henry E. Gauthier, dated October 1, 2006.
10.21	*	Agreement of Sublease between the Registrant and Mercury Interactive Corporation dated August 22, 2005.
10.22	*	2007 Executive Bonus Plan.
10.23	*	Consulting Agreement between the Registrant and Maynard Howe, dated June 1, 2005.
10.24	*	Form of Warrant to purchase shares of Series B preferred stock.
10.25	*	Warrant to purchase common stock issued to Leonard DeBenedictis on May 31, 2005, as amended.
10.26	*	Warrant to purchase common stock issued to Maynard Howe on May 31, 2005, as amended.

10.27	*	Warrant to purchase common stock issued to Henry E. Gauthier on July 30, 2004, as amended.
10.28	*	Warrant to purchase common stock issued to Henry E. Gauthier on February 1, 2005, as amended.
10.29	*	Warrant to purchase common stock issued to Henry E. Gauthier on October 29, 2004, as amended.
10.30	*	Warrant to purchase common stock issued to Henry E. Gauthier on July 15, 2005, as amended.
10.31	*	Warrant to purchase common stock issued to Pinnacle Ventures I Equity Holdings (Q), L.L.C., dated August 20, 2007.
10.32	*	Warrant to purchase common stock issued to Pinnacle Ventures I Affiliates, L.P., dated August 20, 2007.
10.33	*	Warrant to purchase common stock issued to Pinnacle Ventures I Affiliates, L.P., dated November 3, 2005.
10.34	*	Warrant to purchase common stock issued to Pinnacle Ventures I Equity Holdings (Q), L.L.C., dated November 3, 2005.
10.35		Warrant to purchase common stock issued to Richard Fitzpatrick, dated July 15, 2005, as amended.
10.36		Warrant to purchase common stock issued to Richard Fitzpatrick, dated July 15, 2005, as amended.
10.37	*	Warrant to purchase common stock issued to Sonora Web Limited Liability Partnership, dated June 28, 2005.
10.38	*	Warrant to purchase common stock issued to Comerica Bank, dated November 3, 2005.
10.39	*	Warrant to purchase preferred stock issued to Pinnacle Ventures I Equity Holdings (Q), L.L.C., dated April 2, 2004.
10.40	*	Warrant to purchase preferred stock issued to Pinnacle Ventures I Affiliates, L.P., dated April 2, 2004.
10.41	*	Warrant to purchase preferred stock issued to Comerica Bank, dated August 26, 2004.
10.42	*	Warrant to purchase preferred stock issued to R. Rox Anderson, dated October 29, 2004, as amended.
10.43	*	Warrant to purchase preferred stock issued to Pinnacle Ventures I Equity Holdings (Q), L.L.C., dated August 20, 2007.
10.44	*	Warrant to purchase preferred stock issued to Pinnacle Ventures I Affiliates, L.P., dated August 20, 2007.
10.45	*	Loan and Security Agreement, by and between the Registrant and Pinnacle Ventures, L.L.C, dated April 2, 2004, as amended.
10.46	*	Loan and Security Agreement, by and between the Registrant and Comerica Bank, dated August 26, 2004, as amended.
21.1	*	List of subsidiaries of the Registrant.
23.1		Consent of Independent Registered Public Accounting Firm.
23.2	**	Consent of Cooley Godward Kronish LLP (See Exhibit 5.1).
24.1	*	Power of Attorney.

*
Previously filed.
**
To be supplied by amendment.
†
Confidential Treatment has been requested with respect to portions of this exhibit.

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TABLE OF CONTENTS
SUMMARY
The Offering
Summary Consolidated Financial Data
RISK FACTORS
Risks Related to Our Business
Risks Related to Intellectual Property
Risks Related to Regulatory Matters
Risks Related to this Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table for Fiscal 2006
2006 Grants of Plan-Based Awards
2006 Outstanding Equity Awards at Fiscal Year-End
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS OF COMMON STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
RELIANT TECHNOLOGIES, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Six Month Periods ended June 30, 2006 and 2007 Years ended December 31, 2004, 2005 and 2006
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Reliant Technologies, Inc. CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share amounts)
Reliant Technologies, Inc. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except share and per share amounts)
Reliant Technologies, Inc. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX